UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

Tender Offer/Rights Offering Notification Form

(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

- Securities Act Rule 801 (Rights Offering) ☐
- Securities Act Rule 802 (Exchange Offer) ☒
- Exchange Act Rule 13e-4(h) (Issuer Tender Offer) ☐
- Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
- Exchange Act Rule 14e-2(d) (Subject Company Response) ☐
- Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Kenwood Corporation
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Kenwood Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

(Mr.) Toru Kishi, Senior Manager,
Legal & International Relations Department,
Kenwood Corporation
2967-3 Ishikawa-machi, Hachioji-shi, Tokyo, 192-8525, Japan
Telephone: (+81-42-646-6743)
(Name, Address (including zip code) and Telephone Number (including area code) of Persons
Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 3, 2008
(Date Tender Offer/Rights Offering Commenced)

PART I–INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) The following documents are attached as exhibits to this Form:

99.1 Notice of Convocation of the 79th Ordinary General Meeting of Shareholders, dated June 2, 2008.

99.2 Report for 79th Business Term of Kenwood Corporation for the period from April 1, 2007 to March 31, 2008.

99.3 Fiscal Term 119 Business Report of Victor Company of Japan, Ltd., for the period from April 1, 2007 to March 31, 2008.

(b) Not applicable.

Item 2. Informational Legends.

The legends required under Rule 802(b) under the Securities Act of 1933, as amended, are included in the attached exhibits, as applicable.

PART II–INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

99.4* Press release, dated May 12, 2008.

99.5* Presentation, dated May 12, 2008.

99.6 Transcript of May 12, 2008 joint press conference of Kenwood Corporation and Victor Company of Japan, Ltd., released publicly on the Internet on June 3, 2008.

99.7 Press release, dated October 1, 2007.

99.8 Press release, dated August 10, 2007.

99.9 Presentation, dated July 24, 2007.

99.10 Press release, dated July 24, 2007.

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* Previously furnished to the U.S. Securities and Exchange Commission as an exhibit to Form CB, filed on May 13, 2008.

PART III–CONSENT TO SERVICE OF PROCESS

Victor Company of Japan, Ltd. filed a written irrevocable consent and power of attorney on Form F-X concurrently with the filing of the original Form CB with the Commission on May 13, 2008.

PART IV–SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: K. Shiohata

Name: Kazuo Shiohata
Title: President and CEO

Dated: June 3, 2008

Exhibit Index

Exhibit	Description
99.1	English translation of Notice of Convocation of the 79th Ordinary General Meeting of Shareholders, dated June 2, 2008.
99.2	English translation of Report for 79th Business Term of Kenwood Corporation for the period from April 1, 2007 to March 31, 2008 and distributed to shareholders with the Notice of Convocation.
99.3	English translation of Fiscal Term 119 Business Report of Victor Company of Japan, Ltd., for the period from April 1, 2007 to March 31, 2008 and distributed to shareholders with the Notice of Convocation.
99.4*	English translation of press release, dated May 12, 2008, announcing an agreement between Victor Company of Japan, Ltd. and Kenwood Corporation to establish JVC Kenwood Holdings, Inc., a joint holding company, through a business combination-share transfer transaction.
99.5*	English translation of presentation entitled "Management Integration through the Establishment of a Joint Holding Company (Share Transfer)", outlining the proposed management integration between Victor Company of Japan, Ltd. and Kenwood Corporation.
99.6	English transcript of May 12, 2008 joint press conference of Kenwood Corporation and Victor Company of Japan, Ltd., released publicly on the Internet on June 3, 2008.
99.7	English translation of press release, dated October 1, 2007, providing notice of the establishment of a joint venture for technological development, and the start of cooperative operation based on the business alliance between Victor Company of Japan, Ltd. and Kenwood Corporation.
99.8	English translation of press release, dated August 10, 2007, providing notice of completion of payment and stock acquisition for third party allotment of new shares by Victor Company of Japan, Ltd. and realization of a business alliance between Victor Company of Japan, Ltd. and Kenwood Corporation.
99.9	English translation of presentation, dated July 24, 2007, entitled "Investment and Strategic Business Alliance in/with Victor Business Alliance in/with VictorCompany of Japan, Limited Company of Japan, Limited", outlining the proposed management integration between Victor Company of Japan, Ltd. and Kenwood Corporation.
99.10	English translation of press release, dated July 24, 2007, providing notice of the capital and business alliance and management integration for further study, between Victor Company of Japan, Ltd. and Kenwood Corporation, as well as the third party allotment of new shares of Victor Company of Japan, Ltd.

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* Previously furnished to the U.S. Securities and Exchange Commission as an exhibit to Form CB, filed on May 13, 2008.

(Translation)

Date: May 12, 2008
Publicly released: June 3, 2008

Securities Code: 6765
June 2, 2008

Kenwood Corporation
2967-3, Ishikawa-machi,
Hachioji-shi, Tokyo

NOTICE OF CONVOCATION OF THE 79TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders,

You are cordially invited to attend the 79th ordinary general meeting of shareholders of Kenwood Corporation (the "Company"), to be held on Friday, June 27, 2008. You will find more information about the meeting below, on Page 2.

In the event you can't attend, you can exercise your voting rights in writing or by using electronic media (such as the Internet), according the following instructions, after reviewing the reference documents for the general meeting of shareholders below,

(1) by indicating whether you vote For or Against the proposals in the enclosed Voting Rights Exercise Form and then returning it by 6:00 p.m. on Thursday, June 26, 2008, or,

(2) by visiting the Website for Exercise of Voting Rights that the Company designates (http://www.evote.jp/) and logging onto the website using the "Login ID" and "Provisional Password" shown in the enclosed "Voting Rights Exercise Form" and enter For or Against our proposal according to the instructions by 6:00 p.m. on Thursday, June 26, 2008.

If voting on the Internet, please refer to the "Procedures and Treatment in Exercising the Voting Rights through Electronic Media (such as the Internet)" on Page 3.

In the event that you have exercised your voting right in both ways (in writing and also on the Internet), the vote on the Internet prevails regardless of the time when we received your vote.

Also, in the case of multiple votes on the Internet, the latest one shall prevail.

With Best Regards,

Kazuo Shiohata
President and
Representative Director of the Board

Victor Company of Japan, Limited and Kenwood Corporation are Japanese companies. The offer is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the companies are located in Japan, and some or all of their officers or directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that JVC KENWOOD Holdings, Inc. may purchase shares of JVC and KENWOOD otherwise than under the share transfer, such as in open market or privately negotiated purchases.

(Translation)

Description

1. Date and Time:	Friday, June 27, 2008, at 10 a.m.
2. Place:	Diamond Room on the 1st Floor, Komaba Eminence 19-5, Ohashi 2-chome, Meguro-ku, Tokyo
3. Agenda:	
Matters to be Reported:	
	1. Report on Business Report and Consolidated Financial Statements for the 79th Fiscal Year (From April 1, 2007 to March 31, 2008) and the Audit Reports on the Consolidated Financial Statements from the Accounting Auditor and the Board of Statutory Auditors
	2. Report on the Non-consolidated Financial Statements for the 79th Fiscal Year (From April 1, 2007 to March 31, 2008)
Matters to be Resolved:	
Proposal No. 1:	Approval of the Share Transfer Plan
Proposal No. 2:	Election of Eight (8) Directors

END

- If you plan to attend the meeting, please submit the enclosed Voting Rights Exercise Form to the receptionist at the meeting.
- In the event that you can't attend the meeting, it is permitted that a shareholder who has voting right as proxy may attend the meeting. However, in this case, submission of a form to designate the proxy is required.
- The details of the proposals are described in the reference documents for the general meeting of shareholders (page 4 to 27).
- In case of any changes in the reference documents, business report, non-consolidated financial statements and consolidated financial statements, the changes will be posted on the website (http://www.kenwood.co.jp/.).

(Translation)

<Procedures and Treatment in Exercising the Voting Rights through Electronic Media (such as the Internet)>

In the event of exercising your voting rights on the Internet, please check the following items in advance.

If you plan to attend the meeting, exercise of voting rights by mail (Voting Rights Exercise Form) or on the Internet is not required.

Description

1. Website for Exercise of Voting Rights
   (1) Exercise of Voting Rights on the Internet can be made only if you access the Website for Exercise of Voting Rights we designate (http://www.evote.jp/) through a PC or mobile phone (i- mode, EZweb or Yahoo! Keitai)*. Provided, however, that the website is not available between 2:00 a.m. and 5:00 a.m. daily.
   * "i mode", "EZweb", and "Yahoo!" are trademarks or registered trademarks of NTT DoCoMo, Inc., KDDI CORPORATION, and Yahoo! Inc., respectively.
   (2) Regarding exercise of voting rights through PCs, if you use a firewall, anti-virus software, or proxy server to connect to the Internet, there may be cases when you can't exercise voting rights on the website, depending on your Internet environment.
   (3) Regarding exercise of voting rights through mobile phones, use one of the services provided by i mode, EZweb, or Yahoo! Keitai. The models which are not SSL—compatible and can't send the terminal ID information aren't supported.
   (4) Exercise of voting rights on the Internet is available until 6:00 p.m. on Thursday, June 26, 2008, but earlier exercise is recommended. If you have any questions, please feel free to ask our Helpdesk.

2. The Procedure for Exercise of Voting Rights on the Internet
   (1) Visit the Website for Exercise of Voting Rights (http://www.evote.jp/) and log onto the website using "Login ID" and "Provisional Password" shown in the "Voting Rights Exercise Form" and enter For or Against our proposal according to the instructions.
   (2) To prevent unauthorized access ("spoofing") from persons other than our shareholders and the alteration of the details on exercise of voting rights, our shareholders who use the website are required to change the "Provisional Password."
   (3) In each convocation of general meeting of our shareholders, a new "Login ID" and "Provisional Password" will be provided.

3. Handling of the Voting Rights when They are Exercised More Than Once
   (1) When the rights have been exercised repeatedly through both mail and the Internet, exercise by the latter method (Internet) will prevail.
   (2) In the case of duplicate exercise on the Internet, the latest one will prevail. Also, in the same case using both PCs and mobile phones, the latest one will prevail.

4. Costs for access to the Website for Exercise of Voting Rights

   Any costs (including dial-up connection and telephone fees) incurred as a result of access to the Website for Voting Rights will be borne by the shareholders. Also, the fees occurring in using mobile phones, such as packet communication fees and other fees regarding the use of mobile phones, are the shareholders' responsibility.

Contact for the above system: Mitsubishi UFJ Trust and Banking Corporation Stock Transfer Agency Department (Helpdesk) TEL: 0120-173-027 (toll-free) (From 9:00 to 21:00)

5. Electronic Voting Platform

   For nominee shareholders of trust banks (including standing proxies), if they apply for the use of the "Electronic Voting Platform" operated by ICJ, Inc., which is a joint venture established in the Tokyo Stock Exchange, Inc. (TSE), they can select to use this platform for voting, other than the voting method on the Internet shown in the above items 1 through 4, as methods of voting using electronic media in our meeting.

END

(Translation)

REFERENCE DOCUMENTS FOR THE GENERAL MEETING OF SHAREHLDERS

Proposal No. 1: Approval of the Share Transfer Plan
The Company is planning to implement Management Integration (the "Management Integration") by establishing a Joint Holding Company with Victor Company of Japan, Limited (the "JVC"), named "JVC KENWOOD Holdings, Inc." (the "Joint Holding Company") through a Share Transfer (the "Share Transfer") on October 1, 2008, which means that the Joint Holding Company will hold 100% of the shares of the Company and JVC.

For this resolution, the Company is asking you to approve a Share Transfer Plan that JVC and the Company prepared jointly (the details are described later on Pages 20 through 27, hereinafter referred to as the "Share Transfer Plan").

In connection with the Management Integration, the Joint Holding Company will promptly apply to be listed on the First Section of the Tokyo Stock Exchange. Our shareholders will be granted shares at a certain transfer ratio in the Joint Holding Company that is expected to be listed on the First Section of the Tokyo Stock Exchange, in exchange for the Company's shares.

1. Reason for the Share Transfer

(1) Background to the Share Transfer

In recent years, the consumer electronics industry has witnessed the appearance of new rivals in such countries as South Korea, Taiwan and China, and increasingly fierce battles over market share and heightened price competition in the global market, paralleling progress in digitization, which has precipitated higher capital investment and saddled companies with heavier software development burdens and prompted the development of products based on universal components that make product differentiation increasingly difficult. The entry of competitors from the information technology (IT) industry has also raised the level of competition.

To survive such a fiercely competitive environment and continue to generate and enhance corporate value, JVC and the Company consider the restructuring of Japan's audio-visual (AV) specialty manufacturing industry to be absolutely necessary.

Given such an environment, JVC and the Company entered into a capital alliance agreement on July 24, 2007, in a spirit of equality, with the ultimate goal being management integration.

Both companies consider this to be the first step toward realignment of the Japanese AV specialty manufacturing industry, and JVC is already implementing structural reforms supported by the August 10, 2007, capital increase through third-party allocation from the Company and several investment funds managed by SPARX International (Hong Kong).

The companies have established J&K Technologies Corp. ("J&K Technologies"), a joint venture in the Car Electronics and Home/Portable Audio ("Home Audio") business, to work on technological development and enhancement of the competitiveness of their products.

Paralleling this, both companies jointly established a committee—the Management Integration Review Committee—to consider and prepare for the management integration. This is seen as the second step toward industry realignment.

Both companies agreed to implement the proposed management integration on October 1, 2008, because (i) it will enable JVC to complete major structural reforms of its display business aimed at stabilizing its management infrastructure, and enable the Company to complete its own structural reforms, which target the car electronics original equipment manufacturing business and will underpin profitability in its consumer electronics business, and (ii) it will generate greater synergy through the integration of management resources and provide a new perspective on growth strategies.

(2) The establishment of the wholly owning parent company through the share transfer (for your reference, see Page 1 of Supplementary Volume 2 "explanatory material on the Management Integration." Hereinafter referred to as the "Explanatory Material").

In this Management Integration, the Company is planning that the Holding Company newly established through the Share Transfer will own a 100% stake of the shares of the Company and JVC. In connection with the Management Integration, the Joint Holding Company will promptly apply to be listed on the First Section of the Tokyo Stock Exchange. In addition, the Company will be delisted from the First Section of the Tokyo Stock Exchange and JVC will be delisted from the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Securities Exchange. Shareholders of each company will be granted shares at a certain share transfer ratio in the Joint Holding Company, which is expected to be listed on the First Section of the Tokyo Stock Exchange.

(3) Purpose of the Management Integration (for your reference, see Page 2 of the Explanatory Material, the Supplementary Volume 2).
The management integration will expand the scope of previous cooperative efforts, which were limited to such aspects of operations as development, production and procurement in common business segments—car electronics and home audio, to other existing business segments and facilitate expansion into new domains in addition to reinforcing such business activities as marketing and sales.
As for common businesses, the companies plan to grow the Car Electronics business into a strong profit center and increase the profitability of the Home Audio business by expanding the role of J&K Technologies to general procurement and manufacturing and ultimately, position the company as an operating company standing shoulder to shoulder with JVC and the Company.
Through such efforts, both companies will maximize synergy and enhance unified global corporate value while creating new corporate value. Guided by the new integration vision, both companies will strive to establish solid positions as world-leading manufacturers specializing in AV products.

Expected Advantages of the Management Integration and the Policies on Dividends in Connection with the Integration (as a reference).

(1) Advantages of the Management Integration (for your reference, see Page 3 of the Explanatory Material, the Supplementary Volume).
The Management Integration enables us to acquire image technology, which is JVC's strength, and is also indispensable for the digital and multimedia era, as our management resources, in addition to the accumulated sound and wireless radio communications technologies. By making use of these resources the Company believes that the multimedia business, which is expected to grow significantly, will be strengthened and earlier earnings recovery of the Consumer Electronics business (car electronics and home electronics), that makes up of 60% of the consolidated net sales (for the fiscal year ended March, 2008), and new growth will be achieved.

1) Car Electronics Business
Following the Management Integration, this business segment's sales will contribute the largest amount of all the Company's business segments. In the car electronics business, by utilizing management resources and increasing economies of scale, growth strategy will be executed through maximization of synergies of sales and profit.
Particularly, in the consumer car audio business, both companies will aim to enhance their cost competitiveness through joint development and joint procurement of parts, and further reinforce their business competitiveness as a global leader with an expansion of their presence in the market and the joint development of emerging markets. At the same time, taking advantage of co-development, J&K Technologies will aim to expand its presence in the consumer car multimedia business, involving a quick increase of the number of car navigation systems sold per year to a scale of one (1) million. In addition, both companies will strengthen cooperation in the OEM Business, where market growth is expected, and seek to establish a profitable base.

2) Home Electronics Business
Following the Management Integration, our Home Electronics business is planned to belong to the Home and Mobile Electronics business segment under the system based on the Joint Venture. Also, our Home Electronics business will continue to be reformed through both companies' alliance and will be combined with JVC's display business, in which significant structural reform has been implemented. And also the video camera business, which is the JVC's profit base, and the AV accessories business, to establish a comprehensive AV Entertainment segment, and aim to grow our profit though the effective use of management resources, the sharing of audio/video technologies, and an increase in economies of scale.

(2) Synergy Effect based on the Management Integration and Effects on Finance and Accounting (for your reference, see Page 4 and 5 of the Explanatory Material, the Supplementary Volume).
a) Synergy
The Company and JVC are expected that a sales synergy of JPY30 billion* and profitability based on such synergy in three years from a combination of higher sales in the car electronics business and sales from new businesses.
Furthermore, with regard to cost synergies, a profit increase of JPY10 billion* in both companies total is expected in three years from a reduction in development burdens through joint development, a decrease in procurement costs through joint parts procurement, the mutual consignment of production, optimization of production areas and the sharing of distribution networks, a reduction in outsourced manufacturing costs and distribution costs through lower patent fees achieved by mutual

utilization of intellectual property.

Cash flow will be improved at each operating company by expanding economies of scale through common businesses and utilizing mutual consignment of production to reduce outsourced manufacturing.

As for balance sheet status, both companies will work to reduce net debt by utilizing the effect of improved cash flow. Both companies will also strive to reduce inventories and accounts receivable by promoting group wide production innovation and marketing reforms.

* Synergy based on a comparison of actual performance for the fiscal year ending March 2008 and performance objectives for the fiscal year ending March 2011

b) Effects on Finance and Accounting

The Share Transfer will be treated as an acquisition under the accounting standard for business combinations, and therefore will be subject to purchase method accounting. From this, negative goodwill is expected to be recorded on the consolidated balance sheet of the Joint Holding Company, and subsequent depreciation will contribute to non-operating profit, thereby increasing such line items as current net income and return on equity.

Furthermore, since the Joint Holding Company will adopt the consolidated tax system currently used by the Company, cash flow and current net income are expected to improve through the tax advantage of netting group companies' taxable income and loss.

For the basic policies after the Management Integration, refer to Page 6 through 9 of the Explanatory Material, the Supplementary Volume).

(3) Policies regarding dividends in connection with the Management Integration

The Company plans to pay an interim dividend of JPY2 per share for the fiscal year ending March 2009, which is the same amount as the annual dividend for the fiscal year ended March 2008, to our shareholders and registered pledges on our shares, who are listed and recorded in the list of shareholders as of September 30, 2008.

(4) Consolidated net sales and operating income of the Company and JVC for the year ended March 2008

	The Company	JVC
Consolidated net sales	JPY165,262 million	JPY658,449 million
Consolidated operating profit	JPY6,259 million	JPY3,262 million

2. Details on the Share Transfer Plan

The details on the Share Transfer Plan are as described in "Equity Transfer Plan" on Page 20 through 27 hereinafter.

3. Matters concerning the reasonableness of the provisions of the Plan with respect to the matters prescribed in Article 773, Paragraph 1, Items 5 and 6 of the Corporate Law.

(1) In establishing the Joint Holding Company which is the wholly owning parent company through the Share Transfer, JVC and the Company have decided the allotment rate of the listed common stock of the Joint Holding Company to each company's shareholders, both of which are the wholly owned subsidiary companies (hereinafter referred to as "Share Transfer Ratio") as described below.

a. The Share Transfer Ratio is as follows:

One share of stock of the Joint Holding Company will be allotted for each share of stock in the Company, and two shares of stock of the Joint Holding Company will be allotted for each share of stock in JVC.

Furthermore, the trading unit of the Joint Holding Company's stock shall be 100 shares. (Currently, the trading unit of both companies' stock is 1,000 shares).

However, the above Share Transfer Ratio may be changed through consultations between both companies if any material change occurs in the conditions that form the basis of the calculation. The shares to be newly issued by the Joint Holding Company (to be determined) are 1,091,371 thousand shares of common stock, which is calculated based on both companies' current outstanding shares as of March 31, 2008. (However, since all treasury stock owned by both companies will be retired, the number of shares issued by the Joint Holding Company is subject to change).

b. Basis of Calculation of the Share Transfer Ratio is as follows:

To ensure fairness in calculating the share transfer ratio, JVC and the Company have appointed UBS Securities Japan Ltd ("UBS") and GCA Savvian Corporation ("GCA Savvian"), respectively, as financial advisors in connection with the management integration and have asked each of them to calculate respective share transfer ratios.

Neither UBS nor GCA Savvian are a related party (including consolidated subsidiary) as stipulated in Article 15-4 of JVC and the Company's Regulations on Consolidated Financial Statements or Article 8, Paragraph 17 of the Regulations on Financial Statements (hereinafter collectively means "related party").

The board of directors of the Company obtained a written opinion from GCA Savvian dated May 12, 2008, that the agreed share transfer ratio is fair to the Company's shareholders from a financial perspective under the following assumptions and other specific conditions (the "GCA Written Opinion").

GCA Savvian decided to use the market price method and the DCF method as the main analysis methods based on investigation of JVC and the Company's financial information and various factors for the management integration, in addition to an analysis of due diligence. The price-to-book ratio (PBR) method and the fair value of net assets method were also used because they bring a multifaceted perspective to analyses and underpinned a comprehensive view toward drafting the "GCA Written Opinion." Using May 9, 2008, as a reference date, analyses were conducted of the average closing share prices and weighted average trading volume for the 15-business-day-period counting back from such reference date to April 16, 2008, when there was some speculation in the press that JVC would withdraw from the domestic display business, as well as for the one-month, three-month and six-month periods prior to such reference date.

The main valuation method and outline of the management integration ratio used in the GCA Opinion are as follows.

Calculation Method	Exchange Ratio for Share Transfer
Market price method	1.76 - 2.15
DCF method	1.98 – 2.50

GCA Savvian has, upon the submission of the GCA Written Opinion and the implementation of its supporting analysis, assumed that the information provided from the management of JVC and the Company to GCA Savvian and the information released publicly by such management are accurate and integral, and has not conducted any independent verification of their accuracy and integrity. Furthermore, GCA Savvian has not conducted any independent evaluation, appraisal, or assessment of the assets or debts (including contingency liabilities) of the Company or JVC or of their affiliates, including the analysis or evaluation of individual asset or debt. In addition, the information concerning the financial prospects and expected synergy of both companies are reasonably created based on the best possible projection at this point of time by the management of both companies. The GCA Written Opinion is based on the information and economic conditions to the knowledge of GCA Savvian at the point of the submission of the GCA Written Opinion.

The GCA Written Opinion is provided for the information and advice upon the deliberation of the case by the Company's board of directors, and is not intended as approving or promoting the case at the general meeting of shareholders where the shareholders of JVC and the Company are convened in connection with the case.

The board of directors of JVC obtained a written opinion from UBS dated May 12, 2008, that the agreed share transfer ratio is fair to JVC's shareholders from a financial perspective under the following assumptions and other specific conditions.

The Company, by reference to the share transfer ratio calculated by GCA Savvian, and JVC, by reference to the share transfer ratio calculated by UBS, comprehensively examined factors such as financial conditions, status of assets, and future prospects of both companies. After careful negotiations and consultations regarding the share transfer ratio, both companies finally agreed and decided on the above share transfer ratio on May 12, 2008.

(For your reference)

If the stocks of the Joint Holding Company have been allotted to all shareholders of the Company and JVC according to the abovementioned Share Transfer Ratio, the percentage of ownership of both our shareholders and JVC shareholders will be about 33.7%: 66.3% respectively. However, the

Company holds 17% of JVC stock's outstanding shares through a third party allotment of new shares, which JVC implemented on August 10, 2007, and regarding the stocks of the Joint Holding Company allotted to the Company, who are our shareholders of JVC, the Company doesn't have the voting right. Accordingly, the percentage with the right to vote of the Company and JVC (the real percentage of ownership) will initially be about 38.0%: 62.0%. (The real percentage of ownership by our shareholders is about a 12.8% increase over the above percentage). In addition, for the percentage with the right to vote regarding the Joint Holding Company, JVC's shareholders outnumber the Company, as described above, however, considering the underwriting of third-party allocation of new shares as described earlier, the Company is expected to be the acquiring enterprise in terms of accounting.

(2) In establishing the Joint Holding Company through the Share Transfer, the Company and JVC have decided the amount of the capital and other reserves of the Joint Holding Company as follows:

a. The amount of capital and reserves of the Joint Holding Company are as follows:

(i) Paid-in capital	JPY10 billion
(ii) Capital reserve	JPY10 billion
(iii) Earned reserve	JPY0
(iv) Capital surplus	The amount obtained by subtracting the total amount of the above (i) and (ii) from paid-in capital by shareholders for the new restructuring prescribed in Article 83-1 of the Company Accounting Regulations.

b. The above amounts of capital and reserves of the Joint Holding Company have been decided within the scope of Article 83 of the Company Accounting Regulations based on consultations between the Company and JVC, after a comprehensive review and consideration of the capital policies of the Joint Holding Company.

4. Items regarding JVC

(1) The details on the financial statements for the latest fiscal year (ended March 2008) of JVC
The details on the financial statements of JVC for the fiscal year ended March 2008 are as described in "Reference documents for the general meeting of shareholders, Supplementary Volume 1, an attached document of Proposal No. 1 (items regarding JVC for the fiscal year ended March 2008)."

(2) The events which have occurred after the last day of the latest fiscal year and have a material impact on the financial position of JVC
Termination of Production at JVC Manufacturing UK LTD. (JMUK)
JVC plans to end production activities at JVC Manufacturing UK LTD. (JMUK) at the end of July 2008 as part of restructuring television business operations. JMUK has manufactured cathode-ray tube (CRT) televisions, liquid crystal display (LCD) televisions and related products primarily for UK and other European markets as a UK subsidiary of JVC.

JMUK served as a CRT and LCD television production facility since establishment in 1987 to manufacture television products for the UK and European markets. The rapid shift, however, from CRTs to flat panel displays (FPDs) in the colour television market over the past several years led to a drastic fall in FPD product prices. JVC was forced to conclude that it would be difficult to continue production within the UK due to the resulting impact on profits. Other factors behind the decision to halt production include the fall to about 25% percent of JMUK-produced products sold within the UK, and development of production infrastructure for electronics products in Eastern Europe.

Taking such circumstances into consideration, JVC will switch from internal production at JMUK to consignment production by an electronic manufacturing service (EMS) company in Eastern Europe, in order to reduce display product manufacturing costs and increase business profitability. JVC will also be reducing logistics and material costs through local part procurement in Eastern Europe in conjunction with this move.

JMUK will begin consultations with union representatives today (April 25, 2008). JVC plans to terminate production at the end of July and initiate company liquidation procedures around September, after the consultation procedures have been completed.

5. The events which have occurred after the last day of the latest fiscal year and have a material impact on the financial position of the company in the Company
None applicable other than the Share Transfer Plan

(Translation)

6. The items prescribed in the Article 74 of enforcement regulations of the Corporate Law, regarding the person who is expected to assume the director position of the Joint Holding Company
The persons who are expected to assume director positions of the Joint Holding Company are as follows:

Name (Date of Birth)	Profile, position in the Company, and status as representative in other corporations		(1) the number of shares of the Company held (2) the number of shares of JVC held (3) the allotted number of shares of stocks of the Joint Holding Company
Haruo Kawahara (March 9, 1939)	Jun. 1996 Jun. 1997 Jul. 2000 Jun. 2002 Jun. 2007	Director, Toshiba Corporation, Director of general planning and policy division (delegation) Executive Director Advisor President, Kenwood Corporation, Representative Director (currently) Executive Officer, CEO Chairman (currently)	(1) 121,000 shares (2) 0 share (3) 121,000 shares
Kunihiko Sato (October 5, 1944)	Jun. 2002 Jun. 2004 Jun. 2006 Jun. 2007	Director, JVC Managing Director Senior Managing Director President (currently)	(1) 0 share (2) 3,000 shares (3) 6,000 shares
Hiroshi Odaka (September 20,1952)	Apr. 1976 Aug. 1993 Mar. 2003 Nov. 2004 Jan. 2005 Jun. 2005	Joined the Nippon Credit Bank, Limited (currently Aozora Bank, Ltd.) Left the Bank, Concurrently holds the post of Director or Advisor of several companies as well as working on consulting work Joined the PricewaterhouseCoopers Financial Advisory Service Co., Ltd. (currently PwC Advisory Co., Ltd.), Turn around manager in charge of corporate turnaround business Joined the Nippon Mirai Capital Co., Ltd. Temporarily transferred to Daiichi Kasei Co., Ltd., Advisor Senior Executive Officer Representative Director and President (currently)	(1) 0 share (2) 0 share (3) 0 share

(Translation)

Name (Date of Birth)	Profile, position in the Company, and status as representative in other corporations		(1) the number of shares of the Company held (2) the number of shares of JVC held (3) the allotted number of shares of stocks of the Joint Holding Company
Motoyoshi Adachi (January 26,1955)	Apr. 1977 Apr. 1999 Feb. 2003 Jan. 2005 Jan. 2006 Sep. 2006	Joined the JVC Manager, Marketing Development Division, Overseas sales division, AV and multimedia business headquarters Vice President, JVC Canada Inc. Responsible for AV & Multimedia Company of corporate planning department Executive mobile AV business group manager of AVC accessory category overseas sales department Mobile AV business group Chief and overseas sales manager of AVC accessory category (currently)	(1) 0 share (2) 4,000 shares (3) 8,000 shares
Koji Kashiwaya (January 1, 1939)	1961 1978 1980 1982 1984 1987 1989 1994 1996	Joined the Finance Ministry Administrative Manager of Tokyo Customs Manager of the direct tax department of Osaka Regional Taxation Bureau Manager, Capital market department, Ministry of Finance Securities Bureau Manager, Tokyo Office, World Bank Councilor, Ministry of Finance, International Financial Department Vice-President, World Bank President, Nomura Project Finance CEO and President, AIMAC	(1) 0 share (2) 0 share (3) 0 share
Makoto Matsuo (May 28,1949)	Apr. 1975 Aug. 1978 Mar. 1979 Sep. 1980 Apr. 1989 Jun. 1999	Registered as an attorney at law, Joined the Ozaki & Momoo Law Firm Joined the Weil, Gotshal & Manges Law Firm, New York, USA Registered as an attorney at law (New York, USA) Joined the Ozaki & Momoo Law Firm Partner; Momoo, Matsuo & Namba Law Firm (currently) Auditor, JVC (currently)	(1) 0 share (2) 1,000 shares (3) 2,000 shares

(Translation)

Name (Date of Birth)	Profile, position in the Company, and status as representative in other corporations		(1) the number of shares of the Company held (2) the number of shares of JVC held (3) the allotted number of shares of stocks of the Joint Holding Company
Jiro Iwasaki (December 6, 1945)	Apr. 1974	Joined the Tokyo Denki Kagaku Kogyo K.K. (currently TDK Corp.)	(1) 0 share (2) 0 share (3) 0 share
	Jul. 1992	Chief, Corporate development department	
	Jun. 1996	Director, manager of personnel and training department	
	Jun. 1998	Executive Director, manager of record media business department	
	Jun. 2002	Executive Director, Managing Executive Officer, administration group, General Manager	
	Jun. 2006	Executive Director, Senior Executive Officer, administration group, general manager (currently)	
	Mar. 2008	External Auditor, GCA Savvian Group Corp. (currently)	

(Note) 1. There is no special vested interest between each candidate and the Company/JVC.
2. Mr. Koji Kashiwaya, Mr. Makoto Matsuo and Mr. Jiro Iwasaki are the candidates of external directors prescribed in 3-7 of Article 2 of enforcement regulations of the Corporate Law.
3. The reasons why Mr. Koji Kashiwaya, Mr. Makoto Matsuo and Mr. Jiro Iwasaki have been selected as candidates for External Director.
(1) Mr. Koji Kashiwaya is expected to have his considerable experience, performance and views on financial and tax related matters reflected in the management of the Joint Holding Company.
(2) Mr. Makoto Matsuo is expected to have his considerable experience and knowledge as a lawyer and appropriate advice in a legal aspect from a technical standpoint reflected in the management of the Joint Holding Company.
(3) Mr. Jiro Iwasaki is expected to have his considerable experience, performance and views on company management reflected in the management of the Joint Holding Company.
4. Liability limitation agreement between the candidates of external directors
(1) JVC and Mr. Makoto Matsuo have concluded the agreement to limit the liability prescribed in Paragraph 1 of Article 423 of the Corporate Law, and the indemnity limit based on the agreement is the higher of JPY5 million and the amount of the minimum limit imposed by the rule and regulations.
(2) If election of Mr. Koji Kashiwaya, Mr. Makoto Matsuo and Mr. Jiro Iwasaki has been approved, the Joint Holding Company will conclude the liability limitation agreement which prescribes that the indemnity limit in Paragraph 1 of the Article 423 of the Corporate Law is the higher of JPY5 million and the amount of minimum limit imposed by rules and regulations, in accordance with the rules of the Articles of Incorporation.

(Translation)

7. The items prescribed in Article 76 of the enforcement regulations of the Corporate Law, regarding the person who is expected to assume the auditor position of the Joint Holding Company
The persons who are expected to assume auditor positions of the Joint Holding Company are as follows:

Name (Date of Birth)	Profile, position in the Company, and status as representative in other corporations		(1) the number of shares of the Company held (2) the number of shares of JVC held (3) the allotted number of shares of stocks of the Joint Holding Company
Shigeharu Tsuchitani (April 20, 1947)	Apr. 1972 Jun. 2000 Jun. 2001 Jun. 2002 Oct. 2002 Jun. 2007	Joined the JVC Director, Manager of management strategy department, in charge of overseas and design center Managing Director Manager of the management planning department, in charge of overseas and design center President of Americas Company and President of JVC Americas Corp. Auditor (currently)	(1) 0 share (2) 20,000 shares (3) 40,000 shares
Hideaki Kato (July 28,1941)	May 1966 Jul. 1990 Apr. 1998 Jun. 2000	Joined the Kenwood Corporation Manager of Budget Division Assistant Manager of the management planning division Standing Statutory Auditor (currently)	(1) 91,000 shares (2) 0 share (3) 91,000 shares
Noriyuki Shouyama (June 21,1946)	Jul. 1969 Jun. 1996 Mar. 1998 Jun. 1999 Jun. 2001 Jun. 2002 Jun. 2003 Jun. 2006	Joined the Sumitomo Trust & Banking Co., Ltd. Director Executive Director Managing Executive Officer Director and Managing Executive Officer President of Tozai Real Estate Company, Limited President of Izumi Golf Service Corp. Auditor of Shinsen Corp. (currently) Auditor of JVC (currently)	(1) 0 share (2) 0 share (3) 0 share

(Translation)

Name (Date of Birth)	Profile, position in the Company, and status as representative in other corporations	(1) the number of shares of the Company held (2) the number of shares of JVC held (3) the allotted number of shares of stocks of the Joint Holding Company
Akihiko Washida (November 5, 1942)	May 1992 Deputy General Manager of management planning, General Planning and Policy Group, Sony Corp. Aug. 1994 Vice President of Consumer A.V. Company and Manager of business management of general planning department Apr. 1996 Senior Vice President, Semi-conductor company Jul. 1998 Auditor, General Manager Feb. 2003 Corporate Officer, Manager of business development department, Mitsui High-Tec, Incorporated Feb. 2004 Manager, Business planning department Jun. 2006 Auditor, Kenwood Corporation (currently)	(1) 12,000 shares (2) 0 share (3) 12,000 shares
Norimichi Saito (October 18, 1948)	Apr. 1971 Joined the Matsushita Electric Industrial Co., Ltd. Apr. 1989 Manager, Management planning department of Panasonic Electronic Devices Co., Ltd. Dec. 1996 Legal Director Nov. 1998 Legal Director, Legal department of Matsushita Electric Industrial Co., Ltd. Apr. 2005 Councilor, Legal department (currently)	(1) 0 share (2) 0 share (3) 0 share

(Note) 1. There is no special vested interest between each candidate and the Company/JVC.

2. Mr. Noriyuki Shouyama, Mr. Akihiko Washida and Mr. Norimichi Saito are the candidates of external auditor prescribed in 3-8 of Article 2 of enforcement regulations of the Corporate Law.

3. The reason why Mr. Noriyuki Shouyama, Mr. Akihiko Washida and Mr. Norimichi Saito have been selected as the candidates of external auditors

   (1) Mr. Noriyuki Shouyama is expected to have his considerable experience, performance and views through the trust bank reflected in the audit of the Joint Holding Company.

   (2) Mr. Akihiko Washida is expected to have his considerable experience, performance and views on business management in the audit of the Joint Holding Company.

   (3) Mr. Norimichi Saito is expected to have his considerable experience, performance and views on legal matters in the audit of the Joint Holding Company.

4. Years after the assumption of the external auditor
   At the end of the general meeting of shareholders, two (2) years will have passed since Mr. Akihiko Washida assumed the external audit in the Company.

5. Liability limitation agreement between the candidates of external auditors

   (1) Mr. Akihiko Washida and the Company have concluded the agreement to limit the liability prescribed in Paragraph 1 of Article 423 of the Corporate Law, and the indemnity limit based on the agreement is the higher of JPY1 million and the amount of the minimum limit imposed by the rule and regulations.

   (2) Mr. Noriyuki Shouyama and JVC have concluded the agreement to limit the liability prescribed in Paragraph 1 of Article 423 of the Corporate Law, and the indemnity limit based on the agreement is the higher of JPY5 million and the amount of the minimum limit imposed by the rule and regulations.

   (3) If election of Mr. Noriyuki Shouyama, Mr. Akihiko Washida and Mr. Norimichi Saito has been

approved, the Joint Holding Company will conclude the liability limitation agreement which prescribes that the indemnity limit in Paragraph 1 of the Article 423 of the Corporate Law is the higher of JPY5 million and the amount of minimum limit imposed by rules and regulations, in accordance with the rules of the Articles of Incorporation.

8. The items prescribed in the Article 77 of enforcement regulations of the Corporate Law, regarding the person who is expected to assume the accounting auditor of the Joint Holding Company
The persons who are expected to assume accounting auditor positions of the Joint Holding Company are as follows:

Company Name	Deloitte Touche Tohmatsu	
The Address of the Main Office	MS Shibaura Bldg 4-13-23 Shibaura, Minato-ku, Tokyo	
Outline	Number of certified public accountants: 2,034 (As of the end of March, 2008) Number of assistant certified public accountants: 930 (As of the end of March, 2008) Number of successful applicants of essay test for certified public accountant: 1,026 (As of the end of March, 2008) Number of successful applicants of essay test plus those number of short answer test for certified public accountant: 344 (As of the end of March, 2008) Number of companies involved: 4,114 (As of the end of September 2007) Contribution to capital: 2,061 million yen (As of the end of March, 2008) Business institution: 28 in Japan, contact offices: 9 overseas, offices: about 40 cities	
History	May 1968	Under the leadership of Nobuzo Tohmatsu, Founding Partner, Tohmatsu Awoki & Co. (later Deloitte Touche Tohmatsu) starts operations with 10 partners and staff in Tokyo and in four other Japanese cities including Osaka, Fukuoka, Kyoto and Nagoya.
	May 1975	Formal agreement is signed by which Tohmatsu Awoki & Co. become part of the Touche Ross International network.
	Oct. 1986	Merged with Sanwa & Co. and changed name to Tohmatsu Awoki & Sanwa.
	Apr. 1988	Merged with Marunouchi & Co. in April and merged with Nishikata Audit Corporation and Sapporo Dai-ichi Kaikei Audit Corporation in October.
	Oct. 1988	Merger of Touche Ross International and Deloitte Haskins and Sells International that creates Deloitte & Touche Tohmatsu (DTT). In the same year, the Japanese practice of DTT has megered with Mita Audit Corporation and changed name to Tohmatsu & Co.
	Jan. 1990	Deloitte Tohmatsu Consulting (Japan) integrated with the global network of Deloitte Touch Tohmatsu Consulting.
	Feb. 1990	Tohmatsu & Co. integrated with Deloitte Touche Tohmatsu.
	Jun. 2000	Integration stage of Deloitte Touche Tohmatsu has started and Accounting firm, Tohmatsu, joined.
	Apr. 2001	Merged with SAN-AI Audit Corporation.
	Jul. 2002	Merged with Seiwa Audit Corporation.
	Dec. 2002	Dissolved a capital alliance with Deloitte Tohmatsu Consulting and two firms separated.
	Apr. 2004	Changed its English legal name to Deloitte Touche Tohmatsu.

9. Remuneration to be paid to the persons who are expected to assume first director or auditor positions of "JVC KENWOOD Holdings, Inc."

   The amount of remuneration to be paid to the directors (including external directors) and the auditors from the day of the establishment of the Joint Holding Company to the first general meeting of shareholders ("Initial Remuneration") shall be within JPY36 million per month (salary for the employee is not included) and within JPY9 million, respectively.

   However, directors and auditors of the Joint Holding Company shall not be paid other remunerations such as an annual bonus and retirement benefits as Initial Remuneration.

   The number of the initial directors and auditors at the time of the establishment of the Joint Holding Company is expected to be 7 and 5, respectively.

10. Items regarding resolution of the agenda

   Regarding the agenda, if approved by shareholders of both the Company and JVC in the general meeting of shareholders prescribed in the Article 7 of the "Equity Transfer Plan," and in addition, in case that the approval of the appropriate authorities based on laws and regulations is needed, when approved by the authorities, the agenda shall be effective.

   In addition, in accordance with the items prescribed in the Article 12 (Effectiveness of This Plan) or 13 (Change of Equity Transfer Requirements and Cancellation of the Equity Transfer) of the "Equity Transfer Plan," if the Share Transfer has lost effectiveness or has been cancelled, resolution of the agenda shall expire.

(Translation)

Proposal No. 2: Election of Eight (8) Directors

All 9 directors' term of office is to expire at the end of the annual meeting. In connection with this, we would like you to elect 8 directors.

The candidates are as follows:

No.	Name (Date of Birth)	Profile, position in the Company (status as representative in other corporations)		The number of the Company's shares held
1	Haruo Kawahara (March 9, 1939)	Jun. 1996	Director and General Planning Manager, delegation, Toshiba Corp.	121,000 shares
		Jun. 1997	Executive Director	
		Jul. 2000	Advisor	
		Jun. 2002	President, Kenwood Corporation, Representative Director of the Board (currently), Executive Officer CEO, Manager, Restructuring Development Department, Manager, Home electronics business	
		Mar. 2003	Manager, Production reform development	
		Apr. 2003	Chairman of meetings for environment	
		Jun. 2004	Manager, Quality reform development department	
		Jun. 2007	Chairman (currently)	
2	Kazuo Shiohata (June 29, 1950)	Jul. 2001	Sales manager of Yokohama area, The Asahi Bank, Ltd. (currently, Resona Bank, Limited)	72,000 shares
		Jun. 2002	Joined the Kenwood Corporation Executive Officer and Executive Director	
		Oct. 2002	General Manager, Finance and accounting	
		Apr. 2003	Assistant to the President, Finance and accounting (CFO)	
		Jun. 2003	Director, Executive Vice President & Executive Officer, Assistant to President (CFO)	
		Jun. 2004	CFO, Assistant to CEO (in charge of stock legal and public relations)	
		Oct. 2005	General Manager, Corporate Relations Division	
		Apr. 2006	Assistant to CEO (in charge of human resources)	
		Jun. 2006	Assistant to CEO (in charge of human resources and financial strategy support)	
		Jun. 2007	President (currently), Representative Director (currently), Executive Officer CEO (currently), Chairman of meetings for environment (currently)	

(Translation)

No.	Name (Date of Birth)	Profile, position in the Company (status as representative in other corporations)	The number of the Company's shares held
3	Hiroyuki Taki (July 28, 1955)	Apr. 1978 Joined the Kenwood Corporation Jun. 2003 Vice-Manager of communication business department Jun. 2004 Executive Officer and Executive Director Oct. 2005 General Manager, Finance and accounting (currently) Jun. 2006 Director (currently), Executive Vice President & Executive Officer, CFO (currently)	48,227 shares
4	Kazuhiro Aigami (October 27, 1957)	Apr. 1990 Joined the Kenwood Corporation Apr. 2004 Overseas sales manager, Communication department Jun. 2005 Overseas sales control, Communication department, Overseas sales manager, Communication department Apr. 2006 Overseas marketing control, Communication department, Overseas marketing development manager, Communication department, Apr. 2007 Manager, Communication department (currently) Jun. 2007 Senior Vice President & Executive Officer (currently)	4,000 shares
5	Takayoshi Sakamoto (June 11, 1950)	Apr. 1995 Branch manager in Ohji, The Asahi Bank, Ltd. (currently, Resona Bank, Ltd), Sep. 1996 International department (Americas) Jul. 2001 Joined the Kenwood Corporation, Manager, Accounting department Oct. 2002 Financial Director, Finance and accounting control department Jun. 2003 Treatment of Executive Officer (currently) General Manager, Finance and accounting Oct. 2005 General Manager, Consolidated Management Jun. 2007 General manager, Corporate Relations Division (currently) Oct. 2007 President, J&K Technologies Corp. (currently)	12,000 shares

(Translation)

No.	Name (Date of Birth)	Profile, position in the Company (status as representative in other corporations)		The number of the Company's shares held
6	Nobuo Seo (March 21, 1931)	Apr. 1963	Registered as a lawyer of Daini Tokyo Bar Association	29,000 shares
		Sep. 1970	Administration Officer, Kyoritsu College of Pharmacy	
		Oct. 1974	Civil Adjustment Board, Tokyo District Court	
		Apr. 1984	Instructor, Legal Research and Training Institute which is an adjunct facility of the Supreme Court	
		Apr. 1996	Emeritus professor, Kyoritsu College of Pharmacy (currently)	
		Jun. 2002	Director, Kenwood Corporation (currently)	
		Jun. 2003	Auditor, Idemitsu Kosan Co., Ltd.	
7	Takenori Kawafune (February 21, 1938)	Oct. 1988	Manager, Satellite communications development, Company communication system department, Nippon Telegraph and Telephone Public Corporation (currently, Nippon Telegraph and Telephone Corporation)	27,000 shares
		Feb. 1992	Chief Engineer, Space technology headquarters, Hitachi, Ltd.	
		May 1995	Vice-President and Representative Director, Japan Spacelink Corp.,	
		Apr. 2000	Planning Manager, ITU Association of Japan, Inc.	
		Dec. 2002	Director, Kenwood Corporation (currently)	
8	Takeo Nagatomo (April 23, 1942)	Apr. 1994	Deputy General Manager, Aoume plant, Toshiba Corporation	32,000 shares
		Jul. 1995	President, Toshiba Information Equipment (Philippines), Inc.	
		Apr. 2002	President and Representative Director, TOMO Consulting Services (currently)	
		Dec. 2002	Director, Kenwood Corporation (currently)	

(Note) 1. There is no special vested interest between each candidate and the Company.

2. Mr. Nobuo Seo, Mr. Takenori Kawafune and Mr. Takeo Nagatomo are candidates of external directors prescribed in 3-7 of Article 2 of enforcement regulations of the Corporate Law.

3. The reason why Mr. Nobuo Seo, Mr. Takenori Kawafune and Mr. Takeo Nagatomo have been selected as candidates of external directors and the conclusion of liability limitation agreement between the candidates of external directors

(1) The reason why the above three (3) candidates have been selected for external directors:

1) Mr. Nobuo Seo is expected mainly to provide useful advice from legal aspects in the management, since he has a technical standpoint based on his considerable experience and knowledge as a lawyer.

At the end of the general meeting of shareholders, he will have been an external director for six (6) years.

2) Mr. Takenori Kawafune is expected mainly to make appropriate business decisions from the technological aspects in management, since he has considerable experience and knowledge in the technology area, especially in the wireless technology.

At the end of the general meeting of shareholders, he will been an external director for five (5) years and six (6) months.

3) Mr. Takeo Nagatomo is expected mainly to make appropriate business decisons from production aspects in the management since he has considerable experience and knowledge.

At the end of the general meeting of shareholders, he will have been an external director for five (5) years and six (6) months.

(2) Liability limitation agreement between the candidates of external directors

Our Articles of Incorporation provides that we can conclude an agreement which limits the indemnity liability to the Company to a certain level with the external directors so that we can invite excellent human resources as external directors. In accordance with this, Mr. Nobuo Seo,

(Translation)

Mr. Takenori Kawafune and Mr. Takeo Nagatomo, who are the candidates of the external directors and the Company, have concluded limited liability agreements. The outline of the agreement is as follows:

In this agreement, regarding the liability described in Paragraph 1 of Article 423 of the Corporate Law, it is described that when the external director hasn't made a serious error in conducting their duty, the indemnity limit shall be the higher of JPY1 million and the amount of minimum limit imposed by rules and regulations.

END

(Translation)

Equity Transfer Plan

This joint plan (this "**Plan**") is made between Victor Company of Japan ("**J**") and Kenwood Corporation ("**K**", along with J referred to individually as "**Party**" and collectively as the "**Parties**"). Both Parties agree to transfer equity between said Parties, as follows, by way of transferring equity between J and K.

Article 1: (Equity Transfer)
As stipulated in this Plan, J and K shall conduct transfer of all issued shares owned by each Party (the "**Equity Transfer**") to a new company (the "**New Company**"), which they jointly found, on the day the New Company is founded by transferring all the issued shares of the Parties.

Article 2: (The Purpose, Business Title, Location of the Main Office, Total Number of Issuable Shares of the New Company, and Other Provisions to be Stipulated in the Articles of Incorporation)

1. The purpose, business title, location of the main office, and total number of issuable shares are as stipulated below:
   (1) Purpose
   Purposes of the New Company are as described in Attachment A, in Article 2 of the Articles of Incorporation.
   (2) Business Title
   The business title of the New Company is "**JVC Kenwood Holdings Kabushiki Kaisha**" and its English name is "**JVC Kenwood Holdings, Inc.**"
   (3) The main office of the New Company is located in the city of Yokohama, and its complete address is 3-12 Moriya-cho, Kanagawa-ku, Yokohama-shi, Kanagawa-ken, Japan.
   (4) Total Number of Issuable Shares
   The total number of issuable shares owned by the New Company is four billion (4,000,000,000).
2. Provisions of the Articles of Incorporation, other than the ones listed in the above paragraph, are stipulated in the Articles of Incorporation as Attachment A.

Article 3: (Names of Directors, Auditors, and the Accounting Auditor at the Time of Foundation of the New Company)

1. Names of Directors at the time of foundation of the New Company are as follows:
   Haruo Kawahara
   Kunihiko Sato
   Hiroshi Odaka
   Motomi Adachi
   Koji Kashiwaya
   Makoto Matsuo
   Jiro Iwasaki

2. Names of Auditors at the time of foundation of the New Company are as follows:
   Shigeharu Tsuchiya
   Hideaki Kato
   Noriyuki Shoyama
   Akihiko Washida
   Norimichi Saito

3. Name of the Accounting Auditor at the time of foundation of the New Company is as follows:
   Deloitte Touche Tohmatsu

Article 4: (Shares that are Issued for the Transfer and their Allotment)

1. The New Company shall issue the following shares to the shareholders of J and K (Including the actual shareholders. Hereinafter the same), who are listed or registered in their final respective shareholders list the day before the New Company is founded (see Article 6): (i) Common shares of the New Company in the same quantity as the quantity obtained by multiplying by two (2) the total number of common shares that J has issued by the day before said New Company is founded; and (ii) Common shares of the New Company in the same quantity as the quantity of common shares issued by K by the day before said New Company is founded.
2. The New Company shall allot two (2) common shares of the New Company for each common share of J, which is owned by each shareholder listed or registered in J's shareholders list on the day before the day said New Company is founded. The New Company shall allot one (1) common share

of the New Company for each common share of K, which is owned by each shareholder listed or registered in K's shareholders list on the day before said New Company is founded.

Article 5: (Provisions concerning the Amounts of Capital Fund and Reserve Fund)
Amounts of capital fund and reserve fund of the New Company on the day said New Company is founded are as follows:

(1) Amount of capital fund:
¥10,000,000,000

(2) Amount of reserve fund:
¥10,000,000,000

(3) Amount of earned reserve:
¥0

(4) Amount of capital surplus
The amount obtained by subtracting the total of (1) and (2) above from the capital fund, as stipulated in Section 1, Article 83 of Company Accounting Rules, which is gathered through the payment made by shareholders of the newly founded or restructured company.

Article 6: (The Foundation Date of the New Company)
The New Company shall register the foundation of said company on the 1st of October, 2008 (the "**Foundation Date of the New Company**"). However, if necessary due to the progress of procedures for transfer of equity or any other reasons, both Parties may change said date upon mutual discussion.

Article 7: (Shareholders General Meeting concerning the Approval of the Equity Transfer Plan)

1. J shall hold a shareholders general meeting on the 27th day of June, 2008 to obtain approval on this Plan and decisions on matters that are required for the Equity Transfer.
2. K shall hold a shareholders general meeting on the 27th day of June, 2008 to obtain approval on this Plan and decisions on matters that are required for the Equity Transfer.
3. If necessary due to the progress of procedures for transfer of equity or any other reasons, both Parties may change said date of shareholders meeting, as described in the preceding two paragraphs, upon mutual discussion.

Article 8: (Stock Listings and Management of Shareholders List)

1. On the Foundation Date of the New Company, said New Company shall make public listings of the shares to be issued at Section I of Tokyo Stock Exchange.
2. The Sumitomo Trust & Banking Co., Ltd. Shall be designated as Manager of shareholders list for the New Company.

Article 9: (Distribution of Surplus Money)

1. During the period between the completion date of this Plan and the Foundation Date of the New Company, J may not make any decisions with regard to distribution of surplus money, which is based on the day before the Foundation Date of the New Company.
2. K may distribute surplus money to shareholders and registered pledgees listed or registered in the final shareholders list of March 31, 2008, for the amount of up to ¥2 per share. Furthermore, K may distribute surplus money to shareholders and registered pledgees listed or registered in the final shareholders list of September 30, 2008, for the amount of up to ¥2 per share.
3. Except in situations described in the preceding paragraph, K may not make any decisions with regard to distribution of surplus money, which is based on the day before the Foundation Date of the New Company.

Article 10: (Retirement of Shares)
Prior to the Foundation Date of the New Company, each Party shall retire all shares already held at the time of the completion date of this Plan, and all shares that have been acquired during the period between the completion date of this Plan and the day before the Foundation Date of the New Company, as stipulated in Article 178 of the Corporation Law.

Article 11: (Management, etc. of Company Property)
Each Party shall conduct its own business and manage its property and assets within the normal scope, with the care of a good manager, during the period between the completion of this Plan and the Foundation Date of the New Company. Furthermore, each Party shall, unless otherwise stipulated in this Plan, perform acts that may significantly affect the property, rights, or duties of either Party upon prior discussion and agreement between the Parties.

(Translation)

Article 12: (Effect of This Plan)
This Plan shall lose its effect in the event that this Plan is not approved or no agreement is obtained concerning the provisions that are necessary for the Equity Transfer at the shareholders general meeting held either by J or K, as stipulated in Article 7.

Article 13: (Change of Equity Transfer Requirements and Cancellation of the Equity Transfer)
Each Party may modify the terms and conditions of the Equity Transfer (Including the provisions concerning the number of shares to be issued and their allotment as stipulated in Article 4) and other parts of this Plan or cancel the Equity Transfer, upon mutual discussion between the Parties, in the event that any significant change occurs in the financial or management situation of either Party or that there is any situation that comes to be known to significantly affect such situations, or that there is a situation which makes the execution of the Equity Transfer or that it comes to be known to significantly affect the such execution, or that it becomes extremely difficult to achieve the goals described in this Plan, during the period between the completion of this Plan and the Foundation Date of the New Company.

Article 14: (Matters to be Discussed)
In addition to the provisions of this Plan, provisions that are not stipulated in this Plan or those that are necessary for the Equity Transfer shall be separately stipulated upon mutual discussion, in accordance with the purposes of this Plan.

END

In witness whereof, this Plan shall be prepared in duplicate, and upon making a seal impression of the Parties on said Plan, each Party shall retain a copy.
May 12, 2008

J: Victor Company of Japan, Limited
3-12 Moriya-cho, Kanagawa-ku, Yokohama-shi, Kanagawa-ken
[signature:] Kunihiko Sato, Representative Director and President
K: Kenwood Corporation
2967-3 Ishikawa-machi, Hachioji-shi, Tokyo
[signature:] Haruo Kawahara, Representative Director and Chairman

(Translation)

Attachment A

Articles of Incorporation (Draft)

Chapter 1: General Rules

(Business Title)

Article 1: The business title of the Company is "JVC Kenwood Holdings Kabushiki Kaisha" and in English, it shall be "JVC KENWOOD Holdings, Inc."

(Purpose)

Article 2: The purpose of the Company is to be engaged in the following businesses:

1. To control and manage the activities of companies engaged in the following businesses as well as foreign companies engaged in similar businesses by owning shares or equity of such companies.
   - (1) Audio equipment, movie/video equipment, information/communication devices and other electronic/electric machines and devices, manufacture and sales of music instruments, and installation work and manufacture, sales, and lease of corresponding parts.
   - (2) Creation, manufacture, and sales of media with sound, video, and data recordings.
   - (3) Manufacture and sales of electric components for automobiles and other automobile parts.
   - (4) Manufacture and sales of electric/electronic machines and devices.
   - (5) Manufacture, sales, importing/sales of records, music tapes, and music instruments.
   - (6) Manufacture, sales, and repair of medical devices.
   - (7) Manufacture and sales of media with sound, video, or data recordings.
   - (8) Planning, creation, development, sales, and lease of computer systems and/or software.
   - (9) Information/communication services.
   - (10) Manufacture, sales, repair, and import/export of devices for aircrafts.
   - (11) Acquisition, management, and licensing of intellectual property, such as industrial property, patents, trademarks, minor patents, design rights, and copyright.
   - (12) Manufacture and sales of furniture and woodwork products.
   - (13) Communication sales business.
   - (14) Training of performers, such as singers and musicians, and planning, proposition, and execution of events.
   - (15) Designing, construction, and supervision relating to the products in the preceding paragraphs, buildings, and their interior.
   - (16) Manufacture, sales, and import/export of items that are supplemental or related to the preceding paragraphs.
   - (17) Non life insurance agent.
   - (18) Service related to the application of life insurance.
   - (19) Travel agency.
   - (20) Publishing and printing.
   - (21) Planning and creation of advertisements.
   - (22) Freight shipping business and warehousing.
   - (23) Security and building maintenance services.
   - (24) Document shipment and delivery service contractor.
   - (25) Temp service.
   - (26) Money lending and management consulting for affiliated companies.
   - (27) Lease, sales, mediation, and management of real estate.
2. All businesses that are supplemental or related to the businesses listed above.

(Location of the Main Office)

Article 3: The main office of the Company shall be located in the city of Yokohama.

(Organization)

Article 4: The Company shall have the following organizations, in addition to its Shareholders Meetings and Board of Directors:

- (1) Board of Directors Meeting
- (2) Auditors
- (3) Board of Auditors Meeting
- (4) Accounting Auditors

(Translation)

(Method of Public Notices)

Article 5: Public notices of the Company shall be made electronically. However, in the event that public notices cannot be made electronically due to unavoidable reasons such as accidents or for any other reason, public notices shall be made in the Nikkei newspaper.

Chapter 2: Shares

(Total Number of Shares Authorized to be Issued)

Article 6: The total number of shares authorized to be issued by the Company shall be 4 billion (4,000,000,000) shares.

(Issuance of Share Certificates)

Article 7: The Company shall issue share certificates related to the shares.

(Unit of Shares; Non-Issuance of Share Less than One Unit)

Article 8: 1. The number of shares constituting one unit shall be 100 shares.

2. Notwithstanding the provision stipulated in the preceding paragraph, the Company shall not issue share certificates representing less than one unit. Additional restrictions may apply as stipulated in the Share Handling Regulations.

(Rights concerning Shares Less than One Unit)

Article 9: The shareholders (hereinafter including the actual shareholders) of the Company may not execute rights other than the rights listed below, concerning shares representing less than one unit:

(1) Rights stipulated in all the paragraphs of Article 189, Paragraph 2 of the Corporate Law of Japan.

(2) Rights claimed as stipulated in Article 166, Paragraph 1 of the Corporate Law of Japan.

(3) Rights to receive the allotment of shares for sale and shares under share warrant in accordance with the number of shares each shareholder owns.

(Manager of Shareholders List)

Article 10: 1. The Company shall have a manager whose duty is to manage the shareholders list.

2. The manager of the shareholders list and the location of his office shall be determined by a resolution of the Board of Directors, and such decision shall be announced.

3. The Company's shareholders list (hereinafter including the actual shareholders list), preparation and storage of the original register of share warrant and the book of lost stocks, and paperwork concerning other shareholders lists, the original register of share warrant and the book of lost stocks shall be entrusted to the manager of shareholders list, and none of the above shall be handled internally by the Company.

(Share Handling Regulations)

Article 11: Shares and share warrants of this Company and procedures for executing shareholder's rights and fees shall be handled in accordance with, in addition to applicable laws and regulations and the articles of incorporation of the Company, the Share Handling Regulations as adopted by a resolution of the Board of Directors.

Chapter 3: General Meeting of Shareholders

(Notice to Convene)

Article 12: 1. A General Meeting of Shareholders of this Company shall be convened within three (3) months from the day after the last day of the business year; an Extraordinary Meeting of Shareholders shall be convened as needed.

2. Shareholders Meetings shall be convened at the location of the main office, in the metropolitan Tokyo area, or any place that is adjoining to such locations.

(Record Date for General Meeting of Shareholders)

Article 13: The record date for shareholders to be entitled to exercise their voting rights at the General Meeting of Shareholders shall be March 31 immediately before the date on which such meeting is to be held.

(Translation)

(Convener and Chairman)
Article 14: 1. The Chairman and Director of the Company shall convene and preside at the General Meeting of Shareholders.
2. If the Chairman and Director of the Company is unable to so act due to absence or an accident, the President and Director of the Company or if the President and Director of the Company is unable to so act, another Director shall act in his place in accordance with the order predetermined by a resolution of the Board of Directors and shall convene and chair the General Meeting of Shareholders.

(Disclosure over the Internet of Reference Materials, etc., for General Meeting of Shareholders)
Article 15: When convening the General Meeting of Shareholders, the Company may be deemed to have provided shareholders with necessary information that should be described or presented in statutory documents, including reference materials for General Meeting of Shareholders, business reports, non-consolidated and consolidated financial reports, if they are disclosed via the Internet in accordance with the ministerial ordinance of the Ministry of Justice.

(Method of Resolution of General Meeting of Shareholders)
Article 16: Any resolution of the General Meeting of Shareholders shall require the affirmative vote of Shareholders representing a majority of the voting Shareholder present unless otherwise provided for applicable laws and regulations or in the Articles of Incorporation.

(Voting by Proxy)
Article 17: 1. A shareholder may exercise his voting rights by authorizing as proxy one other shareholder who has voting right(s) of the Company.
2. In the case referred to in the preceding paragraph, a shareholder or proxy must submit to the Company a written document certifying his power of representation at each General Meeting of Shareholders.

Chapter 4: Directors and Board of Directors

(Number of Directors)
Article 18: The Company shall have at most nine Directors.

(Election of Directors)
Article 19: 1. Directors shall be elected at General Meeting of Shareholders.
2. The election of a Director at a General Meeting of Shareholders shall require the presence of Shareholders representing no less than one-third of the total number of voting rights exercisable at that meeting and the affirmative vote of Shareholders representing a majority of the votes of such Shareholders present.
3. Directors shall not be elected by cumulative voting.

(Term of Office of Directors)
Article 20: 1. The term of office of a Director shall expire at the end of the General Meeting of Shareholders relating to the last fiscal year ending within one year following his appointment.
2. The term of a Director who is elected as an additional Director or substitute, shall terminate when the existing Director's term expires.

(Directors Who are Executives and Representative Director)
Article 21: 1. The Board of Directors may elect one person as Chairman and Director, one person as Representative Director, and several Vice Presidents, Managing Directors, and Executive Directors.
2. The Chairman and Director and the Representative Director shall each represent this Company.
3. In addition to the Directors listed in the preceding paragraph, other Directors may be elected to represent the Company by a resolution of the Board of Directors.

(Notice of Convocation for Board of Directors Meetings)
Article 22: The convocation notice for a Board of Directors meeting shall be sent to each Director and Auditor at least one (1) week prior to the date of such meeting, and if urgent, this period may be shortened.

(Omission of Resolution by the Board of Directors)
Article 23: If the requirements of Article 370 of the Corporate Law of Japan are met, the Company shall deem that the relevant resolution of the Board of Directors has been adopted.

(Regulations of the Board of Directors)
Article 24: Matters relating to the Board of Directors, other than those specifically provided for by law or in the Articles of Incorporation, shall be governed by the Regulation of the Board of Directors to be adopted by a resolution of the Board of Directors.

(Remuneration, etc.)
Article 25: Remuneration, bonuses, and other financial benefits to be received by the Directors from the Company in consideration of its performance of duties shall be determined by a resolution of the General Meeting of Shareholders.

(Exemption from Director's Liability)
Article 26: 1. In accordance with Article 426, Paragraph 1 of the Corporate Law of Japan, the Company may, upon a resolution of the Board of Directors, exempt a Director (including former Directors) from his liability for loss and damage deriving from negligence, within the scope of laws and ordinances.

2. In accordance with Article 427, Paragraph 1 of the Corporate Law of Japan, the Company may sign an agreement, with an outside Director, to limit his liability due to his negligence. However, the amount of liability as stipulated in said agreement shall be limited to five (5) million yen or over, either for a predetermined amount or the amount stipulated in an ordinance, whichever is higher.

Chapter 5: Auditor and Board of Auditors

(Election of Auditors)
Article 27: The Company shall have at most five Auditors.

(How to Select Auditors)
Article 28: 1. Auditors shall be selected at a Board of Auditors Meeting.

2. Auditors shall be selected by voting, which is executed by shareholders having the right to vote. At least one-third (1/3) of such shareholders must be present at the voting, and Auditors must receive the majority of such votes to be selected.

(Term of Office of Auditors)
Article 29: 1. The term of Auditor shall expire at the end of the General Meeting of Shareholders relating to the last fiscal year ending within 4 years following his appointment.

2. The term of an Auditor, who is elected as a substitute for an Auditor who has vacated the post prior to the completion of his term, shall expire when the vacating Auditor's term expires.

(Notice of Convocation for Board of Auditors Meeting)
Article 30: The convocation notice for a Board of Auditors meeting shall be sent to each Auditor at least three (3) days prior to such meeting, and if urgent, this period may be shortened.

(Regulations of the Board of Auditors)
Article 31: Matters relating to the Board of Auditors, other than those specifically provided for by law or in the Articles of Incorporation, shall be governed by the Regulation of the Board of Auditors to be adopted by a resolution of the Board of Auditors.

(Remuneration, etc.)
Article 32: Auditors' remuneration, etc., shall be determined by a resolution of the General Meeting of Shareholders.

(Exemption from Auditor's Liability)

Article 33: 1. In accordance with Article 426, Paragraph 1 of the Corporate Law of Japan, the Company may, upon decision of Board of Directors, exempt Auditor (including former Auditors) from his liability for loss and damage deriving from negligence, within the scope of laws and ordinances.

2. In accordance with Article 427, Paragraph 1 of the Corporate Law of Japan, the Company may sign an agreement, with outside Auditor, to limit his liability deriving from negligence. However, the amount of liability as stipulated in said agreement shall be limited to five (5) million yen or over, either for a predetermined amount or the amount stipulated in an ordinance, whichever is higher.

Chapter 6: Accounts

(Fiscal Year)

Article 34: The fiscal year of the Company shall be for one (1) year from April 1 of each year to March 31 of the following year.

(Decision Making Body on Dividend of Surplus, etc.)

Article 35: Provisions stipulated in each item of Article 459, Paragraph 1 of the Corporate Law of Japan, such as provisions on allotment of surplus money, shall be determined by a resolution of the Board of Directors, unless otherwise stipulated in applicable laws and regulations.

(Record Date for Dividend of Surplus)

Article 36: 1. The record date for fiscal year end distributions by the Company shall be March 31 of each year.

2. The record date for interim distributions by the Company shall be September 31 of each year.

3. In addition to the record dates listed in the preceding two paragraphs, the Company may set a record date to make dividends of surplus.

(Exclusion Period for Allotment of Surplus Money, etc.)

Article 37: 1. If dividends of surplus are paid in cash and any such dividends remain unclaimed for five (5) years from the date when the payment thereof was made available, the Company shall be discharged from any liability to pay such dividends.

2. No interest shall accrue on any cash described in the preceding paragraph.

Chapter 7: Miscellaneous Provisions

(Manager of Bond Register for Name Bonds)

Article 38: This Company may appoint a Manager of Bond Register for Name Bonds.

Chapter 8: Supplemental Provisions

(First Fiscal Year)

Article 39: Notwithstanding the provisions of Article 34, the first fiscal year of the Company shall commence on the Foundation Date of this Company and end on March 31, 2009.

(Initial Payments, etc., to Directors and Auditors)

Article 40: Notwithstanding the provisions of Article 25, the Company shall pay Directors of the Company, between the Foundation Date of the Company and the first General Meeting of Shareholders, an amount not exceeding thirty-six million (36,000,000) yen per month (the "**Initial Payment**"). Furthermore, notwithstanding the provisions of Article 32, the Company shall pay Auditors of the Company an amount not exceeding nine million (9,000,000) yen per month.

(Removal of Supplemental Provisions)

Article 41: The supplemental provisions shall be deemed removed from the Articles of Incorporation upon completion of the first General Meeting of Shareholders.

END

(Translation)

Report for 79th Business Term

(From April 1, 2007 to March 31, 2008)

KENWOOD CORPORATION

BUSINESS REPORT

(Translation)

(Document Provided Based on Article 437, Article 444 of the Corporate Act)

BUSINESS REPORT

(From April 1, 2007 to March 31, 2008)

1. Matters Concerning the Current Situation of the Group

[1] Course of Business and the Results

Concerning the world economy during the fiscal year under review, the U.S. economy has seen a slowdown due to the consequences of the Subprime home mortgage crisis, and European and Asian economies have also showed indications of recession.

Japanese economy has seen a recovery due to favorable business results in the first half, along with stable capital investments. However, price rise in crude oil and materials and yen appreciation for the end of fiscal year has also shown indications of recession.

For the Group's business results under such circumstances, going into the fourth quarter, the rapid rise of the yen against the dollar had a large effect on net sales, which decreased by 2.3% year-on-year, while on a local currency basis, excluding the effects of currency fluctuations, net sales increased by 4.1% year-on-year.

Furthermore, earnings from our Car Electronics and Home Electronics businesses were significantly improved compared to the previous year, halving the loss, and as a result, operating profit, ordinary income and net income, on which the impact of currency fluctuations is minor, thanks to the effects of forward exchange, outperformed the previous years' results, by 11.4%, 65.7% and 100.5%, respectively.

*** Net Sales**

Since the Group has adopted the accounting method of converting aggregated foreign currency denominated overseas sales from the beginning of the year into yen currency using the year-end exchange rate, the abrupt yen rise in the fourth quarter impacted the performance for the entire year, including the nine months up to the third quarter of the fiscal year.

As the impact of this yen rise factored in the decline by about JPY10.8 billion compared to the year-beginning plan, consolidated net sales decreased by approximately JPY3.9 billion (or 2.3%) from the previous fiscal year to JPY165.262 billion.

For reference, on a local currency base, sales of the Car Electronics Consumer business expanded and supplemented the decrease in sales in the OEM business, and in addition, due to the effects of the addition of net sales of Zetron, Inc., ("Zetron") a U.S. systems-based communications company that was converted to a subsidiary on May 10, 2007, in the Communications Equipment business, net sales increased by 4.1% year-on-year.

*** Operating Profit**

Although earnings in the Car Electronics OEM business deteriorated under the impact of the decline in sales, the Car Electronics Consumer business was significantly improved thanks to the effects of the expansion of sales, aiding overall earnings for the Car Electronics business in improving. In addition, earnings in our Home Electronics business also improved substantially due to the effects of the change of strategy, and as a result, consolidated operating profit for the current fiscal year increased by approximately JPY600 million (or 11.4%) from the previous fiscal year to JPY6,259 million.

The impact of currency fluctuations on earnings is minor, thanks to the effects of forward exchange.

*** Ordinary Income**

In addition to the increase in consolidated operating profit, there was non-operating profit relevant to intellectual property rights that was not predicted at the beginning of the year and that improved non-operating profit and the expense balance, and as a result, consolidated ordinary income increased approximately JPY1.5 billion (or 65.7%) from the previous fiscal year to JPY3,876 million.

*** Net Income**

In addition to the effects of the increase in ordinary income, since retirement benefits paid to directors, which were posted as extraordinary loss in the previous fiscal year, did not accrue in the current fiscal year, the extraordinary profit and expense balance was improved, and as a result consolidated net income increased by approximately JPY1.6 billion (or 100.5%) from the previous fiscal year to JPY3,181 million.

Consolidated net sales and earnings in each business segment were as follows:

*** Car Electronics Business**

Although on a local currency base net sales were almost the same as those of the previous year, since the Consumer business, which accounts for a high percentage of overall sales, was greatly affected by the strong yen trend, and since OEM business sales remained sluggish due to the stagnation of automobile sales and sluggishness in the installation rate of genuine products for automobile manufacturers, net sales underperformed those of the previous year.

For reference, on a local currency base, sales of new-concept car navigation systems through collaboration with PND* giant Garmin Ltd. ("Garmin") have been strong, centering on overseas markets, and introduction of new audio products lines has been going well, and therefore the results were about the same as those for the previous year.

Although earnings in the OEM business deteriorated under the impact of the reduction in sales, earnings for the overall Car Electronics business were substantially improved compared to those of the previous year, with a halving of the loss, thanks to the significant improvement in Consumer business profits due to the effects of the increase in sales, and, in addition, because of the effects of forward exchange.

* PND Portable/Personal Navigation Device

*** Communications Equipment Business**

In the aspect of sales, our wireless radio equipments business, a large percentage of which is made up of overseas sales, was greatly affected by the yen rise; however, due to the effects from May 10th of the consolidation of sales of Zetron, which was converted to a subsidiary, net sales outperformed the previous year's results.

For reference, on a local currency base, in addition to the increased sales of wireless radio equipments business compared to those of the previous year's results and newly consolidated sales of Zetron, as a result of the increase in net sales for the Personal Digital Cellular (PDC) phone business, due to aggressive sales promotion measures by PDC carriers and a change of strategy by the Group, net sales substantially outperformed the previous year's results.

In earnings, in addition to the effects of currency fluctuations as a factor in the decline, due to the effects of the posting of non-permanent expenses pertaining to the conversion of Zetron to a subsidiary, and depreciation cost of intangible fixed assets, earnings for the entire Communications Equipment business undershot those of the previous fiscal year.

*** Home Electronics Business**

Since sales of new products groups did not exhibit strong growth due to the effects of market trends in the third quarter of the current fiscal year, which is the biggest selling season during the year, we were unable to absorb the impact of the previous year's strategy change by squeezing out some conventional audio products, and net sales were below the previous year's results.

However, in earnings, we attempted to enhance our lineups through the injection of high value-added products, and meanwhile promoted conversion to a high value-added type business structure by extending premium long tail strategies, and as a result, a profit was successfully posted in the second half of the fiscal year, and loss throughout the fiscal year was reduced by half, compared to the previous fiscal year.

[2] Issues

Basic Management Policy

The Group will see the results of investments in strategic development promoted in FY2006, and will promote efforts toward the restructuring and growth of our existing Car Electronics, Communications Equipment and Home Electronics businesses, and meanwhile, in order to overcome our limitations in realizing growth in a mature business with stiff competition, and to create new corporate value, we will strive for a medium-to-long term growth strategy through M&A and business alliances, keeping in our sights the reorganization of industry.

Management Strategy for Medium-to-long Term

(1) Formulation of a New Medium-term Business Plan

The Group promoted various measures including strategic development, sale expansion, and recovery of profits, etc. in accordance with our medium-term business plan "Value Creation Plan," starting in FY2005, and has succeeded in growing profits through the results of the partial actualization of these in FY2007.

We have now formulated a new medium-term business plan, aiming at promoting steady growth of our existing businesses and expansion of corporate value, through actualization of the results of measures to the maximum extent for FY2008 and thereafter.

Specifically, we will focus our efforts as presented in "(3) Issues that the Group Must Address" below, setting goals for net sales of JPY200 billion and for operating profit of JPY9 billion for FY2010.

(2) Structural Reform toward Improvement of Earnings

The Group has been striving for the following structural reform with an aim at improving earnings for our unprofitable Car Electronics OEM business and Home Electronics business.

In addition, we will make efforts to reinforce our business competitiveness for further improvements of results in our strong Car Electronics Consumer and Communications Equipment businesses.

1) Car Electronics OEM Business

Sales in the Car Electronics OEM business for FY2007 were sluggish due, in addition to the stagnation of automobile sales, to the significantly-shorter-than-expected installation rate of genuine products for automobile manufacturers. As it is projected that such conditions will continue in the medium-term, we will strive for improved earnings while maintaining and even expanding net sales through structural cost reforms of the genuine products business and structural business reform via an expansion of the Dealer Option business oriented to automobile dealers and the Device business, which is not strongly affected by automobile sales market trends, aiming at making the business profitable at an early stage.

2) Home Electronics Business

We finished up our focus on non-profitable models and sales areas in FY2006, and in FY2007 promoted conversion to a high value-added type business structure through the injection of high value-added products, and as a result, the earnings structure was greatly improved and a profit was successfully posted in the second half of the fiscal year.

Toward even further reforms of the profit structure for FY2008, the Company reorganized the existing business department system as of April 1, 2008 aiming at turning a profit for the full year, and meanwhile consigned a portion of development resources to new business fields where future growth is expected, and also through activation of the results of joint development with JVC, we will explore new fields for growth.

(3) Reinforcement of Competitiveness in Business toward Improvement of Results

1) Car Electronics Consumer Business

In the Car Audio business where the market environment is tough, we will strive to reinforce its cost competitiveness through exploration of new emerging markets and alliance with JVC as of July 24, 2007, and meanwhile in the Car Multimedia business we will make efforts for business expansion and profit improvement in Japanese and overseas markets.

2) Communications Equipment Business

In the Land Mobile Radio business, the Group's largest fundamental business, where it boasts the second largest global market share, based on stable sales of analog land mobile radio equipment, it will strive to expand sales of digital land equipment, where take-up has been growing, centered on Zetron of U.S., which was converted into a subsidiary in May 2007.

(4) Effort toward Reorganization of Specialized Manufacturers of Japan —On the Management Integration with JVC

The Group executed a capital alliance agreement with JVC on July 24, 2007, aiming at management integration, in order to survive in a competitive environment that has, along with advance of digitalization, become even tougher through reorganization of Japanese AV specialized manufacturers, and in order to attempt to expand and create corporate value.

The Group has positioned this capital alliance as a first step in Japanese AV specialized manufacturer reorganization and accepted third-party allocation for the capital increase carried out by JVC on August 10, 2007, in support of the structural reform of JVC, and meanwhile began full-scale alliance with JVC with regard to the Car Electronics business and Home/Portable Audio business, working to reinforce its business competitiveness.

Furthermore, in parallel with such actions, the Group has advanced its inquiry and preparations with JVC toward a second step of management integration.

And now, since (i) JVC has completed a major structural reform through the reform of the Display business and Home Electronics business, through which its management foundation will be stabilized, and (ii) a business plan for posting profits from and revitalizing the consumer equipment business, which accounts for approximately 60% (FY2007, result) of the sales of the Group was formulated through the integration of the management resources of both companies, and because of this, a vision for a growth strategy has become clear, JVC and the Company mutually agreed on management integration targeting October 1, 2008.

For details, see "Management Integration of JVC and the Company through the Establishment of a Joint Holding Company (Share Transfer)" announced at the same time.

[3] State of Capital Investments

The total amount of capital investments implemented in this consolidated fiscal year is JPY5,961 million, and its breakdown by business segment is: Car Electronics business JPY3,997 million; Communications business JPY1,596 million, Home Electronics business JPY363 million, and Others JPY4 million. The main subjects of the investments are for the expansion/improvement and upgrade of production facilities, including tools and equipment.

[4] State of Financing

Not applicable.

[5] State of Transfer of Business, Merger & Division, or New Establishment & Division

Not applicable.

[6] State of Transfer of Business from Other Companies

Not applicable.

[7] State of Succession of Rights and Obligations Regarding Other Corporations in Relation to the Merger & Acquisition or Merger & Division

Not applicable.

[8] State of Ownership of Other Company Shares or Acquisition/Disposal of Share Options

The Company has acquired all shares of Zetron, Inc., an American radio communication systems business company, as of May 10, 2007, from Zetron Holdings, the 100% shareholder of Zetron, Inc., making Zetron, Inc. a 100% shareholding subsidiary of the Company.

Based on the capital alliance agreement entered into as of July 24, 2007, the Company has subscribed to the third-party allotment that JVC conducted for its capital increase, and acquired 61,539,000 shares (Shareholding ratio: 17.0%) as of August 10, 2007.

(Translation)

[9] Transition of Assets and Profit & Loss (Corporate group)
(1) State of Assets and Profit & Loss

(Millions of yen)

Items	76th Term (March 2005)	77th Term (March 2006)	78th Term (March 2007)	79th Term (current) (March 2008)
Net sales	181,112	183,616	169,194	165,262
Operating profit	7,061	8,686	5,617	6,259
Ordinary income	4,696	4,886	2,339	3,876
Net income	4,836	6,104	1,586	3,181
Net income per share (yen)	16.79	17.16	4.32	8.67
Total assets	116,137	109,554	111,220	126,088
Net assets	33,132	37,486	39,066	29,925
Net assets per share (yen)	66.29	101.97	106.46	81.57

(Notes)
1. The "Accounting Standard for Description in the Net Assets Section of the Balance Sheets" (Corporate Accounting Standard No. 5, December 9, 2005) and the "Application Guide for the Accounting Standard for Description in the Net Assets Section of the Balance Sheets" (Corporate Accounting Standard Application Guide No. 8, December 9, 2005) are applied from 78th term.
2. Net assets per share in 76th term is calculated by subtracting the year-end outstanding common shares (excluding treasury stock) from the amount of year-end net asset (JPY20,359 million) for common shares, which excludes issued price of preferred stock (JPY12,500 million), cumulative accrued dividend of preferred stock (JPY126 million), preferred dividend of preferred stock (JPY100 million) and compensation paid to directors (JPY46 million).
3. On July 1, 2004, the Company increased capital by approx. JPY220 million through public offering (issued price per share: JPY239.375). On August 6, 2004, the Company implemented a capital reduction without compensation of JPY200 million, and class-A redemption of preferred stock with compensation of JPY161 million. On March 18, 2005, the Company had a capital increase of JPY10 million through third-party allotment capital contribution (issued price per share: JPY211).
4. On June 30, 2005, the Company had a capital increase of approx. JPY111 million through public offering (issued price per share: JPY185.20), and implemented the class-B redemption of preferred stock with compensation of JPY150 million on August 8, 2005.

(2) State of Assets and Profit & Loss (the Company)

(Millions of yen)

Items	76th Term (March 2005)	77th Term (March 2006)	78th Term (March 2007)	79th Term (current) (March 2008)
Net sales	130,412	133,918	120,061	119,604
Operating profit	3,090	3,502	696	217
Ordinary income	3,768	2,547	574	363
Net income	4,708	6,319	2,034	1,299
Net income per share (yen)	16.33	17.77	5.54	3.54
Total assets	105,342	94,155	93,131	111,357
Net assets	36,750	39,237	39,737	31,802
Net assets per share (yen)	78.07	106.74	108.29	86.69

(Notes)
1. The "Accounting Standard for Description in the Net Assets Section of the Balance Sheets" (Corporate Accounting Standard No. 5, December 9, 2005) and the "Application Guide for the Accounting Standard for Description in the Net Assets Section of the Balance Sheets" (Corporate Accounting Standard Application Guide No. 8, December 9, 2005) are applied from 78th term.
2. Net assets per share in 76th term is calculated by subtracting the year-end outstanding common shares (excluding treasury stock) from the amount of year-end net asset (JPY23,977 million) for common shares, which excludes issued price of preferred stock (JPY12,500 million), cumulative accrued dividend of preferred stock (JPY126 million), preferred dividend of preferred stock

(JPY100 million) and compensation paid to directors (JPY46 million).
3. On July 1, 2004, the Company increased capital by approx. JPY220 million through public offering (issued price per share: JPY239.375). On August 6, 2004, the Company implemented a capital reduction without compensation of JPY200 million, and class-A redemption of preferred stock with compensation of JPY161 million. On March 18, 2005, the Company had a capital increase of JPY10 million through third-party allotment capital contribution (issued price per share: JPY211).
4. On June 30, 2005, the Company had a capital increase of approx. JPY111 million through public offering (issued price per share: JPY185.20), and implemented the class-B redemption of preferred stock with compensation of JPY150 million on August 8, 2005.

[10] Major Businesses (As of March 31, 2008)

Business Segment	Key Products
Car Electronics business	Car electronics products, including car audio and car navigation system
Communications business	Amateur radios, Land mobile radio (LMR), Communication devices (e.g. specially-designated low power transceivers), Sales of PDC lines
Home Electronics business	Stereo (system component, separate component), Home theater system, DVD player, Home electronics (e.g. portable audio)
Other	Non-contact mobile identification system, Meteorological-satellite data receiving system, Other electronics

[11] Main Offices and Factories (As of March 31, 2008)

Name	Location
Head Office	Hachioji (Tokyo)
Office	Hachioji (Tokyo), Yokohama (Kanagawa)
Branch	19 business sites nationwide, including Tokyo, Osaka, Nagoya
Kenwood Yamagata Corporation	Tsuruoka (Yamagata)
Kenwood Nagano Corporation	Ina (Nagano)
Kenwood U.S.A. Corporation	California, U.S.A.
Kenwood Electronics Europe B.V.	Uithoorn (Netherlands)
Kenwood Electronics Singapore Pte. Ltd	Singapore
Kenwood Electronics Technologies (S) Pte. Ltd	Singapore
Kenwood Electronics Technologies (M) Sdn. Bhd.	Johore Bahru (Malaysia)
Shanghai Kenwood Electronics Co. Ltd.	Shanghai (China)

(Translation)

[12] State of Important Parent Companies and Subsidiaries, etc

(1) State of Parent Companies

Not applicable.

(2) State of Important Subsidiaries

Name	Capital	Ratio of the Company's Capital Contribution	Major Businesses
Kenwood Yamagata Corporation	350 Million JPY	100.0 %	Production of car electronics, communications, and home electronics equipment
Kenwood Nagano Corporation	490 Million JPY	100.0 %	Production of car electronics equipment
Kenwood U.S.A. Corporation	94,600 Thousand USD	100.0 %	Management of affiliates in U.S. states; Sales of car electronics, communications, and home electronics equipment
Kenwood Electronics Europe B.V.	6,099 Thousand EUR	100.0 %	Management of affiliates in Europe; Sales of car electronics and home electronics equipment
Kenwood Electronics Singapore Pte. Ltd.	5,600 Thousand SGD	100.0 %	Management of affiliates in Asia Pacific region; Sales of car electronics, communications, and home electronics equipment
Kenwood Electronics Technologies (S) Pte. Ltd.	54,000 Thousand SGD	100.0 %	Production of communications equipment
Kenwood Electronics Technologies (M) Sdn. Bhd.	67,639 Thousand MYR	100.0 %	Production of car electronics and home electronics equipment
Shanghai Kenwood Electronics Co. Ltd.	114,435 Thousand RMB	100.0 %	Production and sales of car electronics and home electronics equipment

[13] State of Employees (As of March 31, 2008)

(1) State of Employees at the Group

Number of employees	Number of increase/decrease in comparison with end of previous consolidated fiscal year
4,691	Increase of 208 persons

(Note) The number of employees excludes employees transferred from a Kenwood Group Company to a non-Kenwood Group company, but includes employees transferred from a non-Kenwood Group Company to a Kenwood Group company.

(2) State of Employees at the Company

Number of Employees	Number of Increase/decrease in Comparison with End of Previous Fiscal Year	Average Age	Average Years of Service
1,622	Increase of 34 persons	39.8	14.1

(Note) The number of employees excludes employees transferred from Kenwood to an outside company, but includes employees transferred from an outside company to Kenwood.

(Translation)

[14] State of Major Borrowing Companies (As of March 31, 2008)

(Millions of yen)

Borrowing Companies	Debt Balance
Resona Bank, Ltd.	10,047
Mitsubishi UFJ Trust and Banking Corporation	6,275
The Chuo Mitsui Trust and Banking Company, Limited.	3,222
Sumitomo Mitsui Banking Corporation	2,797
The Hachijuni Bank, Ltd.	2,011
The Sumitomo Trust & Banking Co., Ltd.	1,707
The Shizuoka Bank, Ltd.	1,686
Shinsei Bank, Limited	1,686
The Norinchukin Bank	1,686
Mizuho Trust & Banking Co., Ltd.	1,686
The San-in Godo Bank, Ltd.	1,500

2. Matters Regarding the Current State of the Company

[1] Matters Regarding the Company's Shares (As of March 31, 2008)

(1) Total number of authorized shares 672,500,000

(2) Total number of outstanding shares 367,524,995
(Treasury stock 651,742)

(3) Number of shareholders 45,690

(4) Major shareholders (Top 10) (As of March 31, 2008)

Name of Shareholder	State of Capital Contribution	
	Number of Shareholding	Ratio of Capital Contribution
HSBC Fund Services SPARX Asset Management Corporated	38,277,000	10.43%
HSBC Fund Services SPARX Asset Management Limited US Client	28,115,000	7.66%
Resona Bank, Ltd.	13,724,559	3.74%
Japan Trustee Services Bank, Ltd. (Trust Account)	7,803,000	2.13%
The Master Trust Bank of Japan, Ltd. (Trust Account)	6,229,000	1.70%
Icom Inc.	5,069,000	1.38%
The Dai-ichi Mutual Life Insurance Company	4,123,000	1.12%
Nichiren Houonji Religious Corporation	3,756,000	1.02%
Japan Trustee Services Bank, Ltd. (Trust Account 4)	3,277,000	0.89%
Mitsubishi UFJ Trust and Banking Corporation (Trust Account)	2,905,000	0.79%

(Note) Ratio of Capital Contribution is calculated deducting the treasury stock (651,742).

[2] Matters Regarding the Company's Share Options

Not applicable.

(Translation)

[3] Matters Regarding Company Officers

(1) State of Directors and Auditors (As of March 31, 2008)

Name	Position and Responsibilities	State of Representation of Other Corporations
Haruo Kawahara	Chairman	
Kazuo Shiohata	President and CEO; Chairman of Kenwood Environment Council	
Hiroshi Komatsuzaki	Director of the Board, Senior Vice President & Executive Officer; Assistant to CEO (Communications Strategy); Project Leader of the Collaborative Business Promotion Project	
Hiroyuki Taki	Director of the Board, Executive Vice President & Executive Officer; CFO; Manager of Finances and Accounting Management Division; Business Accounting Manager of the Finances and Accounting Management Division	
Shuntaro Tanaka	Director of the Board, Senior Vice President & Executive Officer; Assistant to CEO (e-Business Management); Manager of the Communication System Division; Chief Engineer of the Communication System Division; Chief Engineer of the Strategic Technologies Development Center; Vice Project Leader of the Collaborative Business Promotion Project	
Akira Seida	Director of the Board, Senior Vice President & Executive Officer; Manager of the Car Electronics OEM Division	
Nobuo Seo	Director (part-time)	
Takenori Kawafune	Director (part-time)	
Takeo Nagatomo	Director (part-time)	Tomo Consulting Corporation, President
Hideaki Kato	Standing statutory auditor	
Osamu Hamada	Standing statutory auditor	
Koichi Kurosaki	Statutory auditor	
Shojiro Asai	Statutory auditor	
Akihiko Washida	Statutory auditor	

(Note) 1. Directors Mr. Nobuo Seo, Mr. Takenori Kawafune, and Mr. Takeo Nagatomo are outside directors stipulated in Article 2-15 of the Corporate Act.

2. Auditors Mr. Koichi Kurosaki, Mr. Shojiro Asai, Mr. Akihiko Washida are outside auditors stipulated in Article 2-16 of the Corporate Act.

3. Auditor Mr. Hideaki Kato has been responsible of accounting operations at the Company for 26 years and has sufficient knowledge concerning finances and accounting.

4. The Company adopts the Executive Officer System.
There are a total of 10 executive officers including the aforementioned Directors Mr. Kazuo Shiohata, Mr. Hiroshi Komatsuzaki, Mr. Hiroyuki Taki, Mr. Shuntaro Tanaka, and Mr. Akira Seida.

Name	Position and Responsibilities
Shoichiro Eguchi	Assistant to CEO (Car Electronics Overseas Sales Strategy); Representative, Kenwood U.S.A. Headquarters; President of Kenwood U.S.A.
Makoto Inukai	Manager of the Car Electronics Consumer Division; Product Management Manager of the Car Electronics Consumer Division
Masachika Komiyama	Assistant to CEO (Corporate Technologies & Strategic Products Development); Manager of the Home Electronics Business; Chief of the Strategic Technologies Development Center; Chief Engineer of the Home Electronics Business
Kazuhiro Aigami	Manager of the Communications Business Division; Overseas Marketing Promotion Manager of the Communications Business Division; Chief of the Yokohama Office
Tomohiko Yoshimura	Assistant to CEO (Corporate Production & Quality); Manager of the Procurement Division; Global Procurement Manager of the Procurement Division; Representative, Kenwood Asia Headquarters

(2) Amount of Compensations of Directors and Statutory Auditors

Title	Number of Relevant Personnel	Amount of Compensation (Millions of yen)
Director	9	353
(Outside Director)	(3)	(54)
Statutory Auditor	5	68
(Outside Auditor)	(3)	(26)
Total	14	421

(Note) 1. The amount of compensation for the Directors does not include Employee compensation for 'Director and Employee.'

2. The resolution at the 77th ordinary general meeting of shareholders held on June 29, 2006 decided that the limit of Director's compensation should be JPY52 million (excluding Employee compensation) per month, and that the limit of Statutory Auditor's compensation should be JPY9 million per month.

3. The Company abolished the retirement benefits of Directors and Statutory Auditors as of the conclusion of the 77th ordinary general meeting of shareholders held on June 29, 2006. With the abolishment of the above retirement benefits, payments of the above retirement benefits after the time of conclusion of the 77th ordinary general meeting of shareholders has been closed out. However, with regard to the payment of the above retirement benefits up to the time of abolishment has been decided in the 77th ordinary general meeting of shareholders as a total of JPY203 million for seven (7) Directors who continued their tenure, and a total of JPY33 million for four (4) Statutory Auditors. The total sum of these retirement benefits was JPY236 million and is included in the "Other" of fixed debts.

(3) Matters Regarding Outside Officers

1) State of Important Concurrency of Outside Officers

Position	Name	Company of Concurrent Office	Responsibilities of Concurrent Office	Relationship
Outside Director	Nobuo Seo	Tokyo Hatchobori Law Office	Lawyer	No significant business relationship with Kenwood
	Takenori Kawafune	N/A	N/A	N/A
	Takeo Nagatomo	Tomo Consulting Corporation	President	No significant business relationship with Kenwood
Outside Auditor	Koichi Kurosaki	Takarajima Wondernet Inc.	Standing Statutory Auditor	No significant business relationship with Kenwood
	Shojiro Asai	Rigaku Corporation	Director and Vice-President	No significant business relationship with Kenwood
	Akihiko Washida	Cool.revo. Inc.	Statutory Auditor	No significant business relationship with Kenwood

(Translation)

2) Major Activities of Outside Officers

Position	Name	Major Activities
Outside Director	Nobuo Seo	Attendance for the meeting of the Board of Directors in the current fiscal year: 27 (Attendance rate: 100%) Appropriately providing advices and proposals to ensure the validity and fairness of the decision making of the Board of Directors, primarily from the legal aspect of management, with the professional perspective of a lawyer with rich experience and expertise.
	Takenori Kawafune	Attendance for the meeting of the Board of Directors in the current fiscal year: 27 (Attendance rate: 100%) Appropriately providing advice and proposals to ensure the validity and fairness of the decision making of the Board of Directors, primarily from the technical aspect of management, based on rich experience and expertise in the technical field, particularly wireless communication.
	Takeo Nagatomo	Attendance for the meeting of the Board of Directors in the current fiscal year: 23 (Attendance rate: 85%) Appropriately providing advice and proposals to ensure the validity and fairness of the decision making of the Board of Directors, primarily from the production aspect of management, based on rich experience and expertise concerning production.
Outside Auditor	Koichi Kurosaki	Attendance for the meeting of the Board of Directors in the current fiscal year: 27 (Attendance rate: 100%) Attendance for the meeting of the Board of Statutory Auditors in the current fiscal year: 9 (Attendance rate: 100%) Appropriately making statements regarding the bills and deliberations of the Board of Directors and the Board of Statutory Auditors, primarily from the financial aspect, with his rich experience and expertise from his previous career in a financial institution.
	Shojiro Asai	Attendance for the meeting of the Board of Directors in the current fiscal year: 22 (Attendance rate: 82%) Attendance for the meeting of the Board of Statutory Auditors in the current fiscal year: 8 (Attendance rate: 89%) Appropriately making statements regarding the bills and deliberations of the Board of Directors and the Board of Statutory Auditors, primarily from the technical aspect, with his rich experience and expertise in the technical field.
	Akihiko Washida	Attendance for the meeting of the Board of Directors in the current fiscal year: 27 (Attendance rate: 100%) Attendance for the meeting of the Board of Statutory Auditors in the current fiscal year: 8 (Attendance rate: 89%) Appropriately making statements regarding the bills and deliberations of the Board of Directors and the Board of Statutory Auditors, primarily from the corporate planning aspect, with his rich experience and expertise in the corporate planning field as well as experience in the management auditing division.

(Note) During the current fiscal year, there were 27 meetings of the Board of Directors and there were 9 meetings of the Board of Statutory Auditors.

3) Matters Regarding the Liability Limitation Agreement (Overview of the Liability Limitation Agreement of Outside Directors and Outside Auditors)

The Company established the provision on the Outside Director's Liability Limitation Agreement through modifying the Articles of Incorporation at the 74th ordinary general meeting of shareholders held on June 27, 2003. The Company also established the provision on the Outside Auditor's Liability Limitation Agreement through modifying the Articles of Incorporation at the 77th ordinary general meeting of shareholders held on June 29, 2006

The following is an overview of the content of the Liability Limitation Agreement that was entered into between the Company and all Outside Directors and Outside Auditors based on the Articles of Incorporation.

In the Agreement, with regard to Article 423 Clause 1 of the Corporate Act, in case there was no gross negligence in the line of duty of the Outside Director or Outside Auditor conducted in good faith, the limit of the amount liable for damages shall be JPY1 million or the minimum statutory amount, whichever is higher.

4) Amount of Compensation Received as Executive Officer for Current Fiscal Year from Parent Company or Subsidiary of Parent Company

Not applicable.

5) Opinions from Outside Officers in Relation to the Description

Not applicable.

[4] State of Accounting Auditor

(1) Name of Accounting Auditor

Deloitte Touche Tohmatsu

(2) Overview of Liability Limitation Agreement

Not applicable.

(3) Amount of Compensation for Accounting Auditor for Current Fiscal Year

(Millions of yen)

Amount of compensation for accounting auditor for current fiscal year	60
Total amount of money and other financial benefits to be paid by the Company and the Company's subsidiaries	30

(Note) 1. The Company pays to the accounting auditor, in consideration of the consulting service concerning internal control upon financial reporting, which is a service other than those stipulated in Article 2 Clause 1 of the Certified Public Accountants Law.

2. In the audit agreement between the Company and the accounting auditor, the amounts of compensations for the audit based on the Corporate Act and the audit based on the Financial Instruments Exchange Law is not distinguished, and also substantively undistinguished. Therefore the total amount of these compensations is stated as the amount of compensation for accounting auditor for current fiscal year.

(4) Policy for Dismissal and Non-reappointment Decisions

At the Company, if the accounting auditor falls under the items stipulated in Article 340-1 of the Corporate Act, the Board of Statutory Auditors shall dismiss the accounting auditor based on the unanimous consent of the Board of Statutory Auditors. Also, in principle, in case the accounting auditor falls into a condition that is seriously detrimental to performing the auditing service, such as receiving an audit business suspension order from a regulatory authority, the Board of Statutory Auditors shall propose to the general meeting of shareholders, a bill concerning the dismissal or non-reappointment of the accounting auditor.

(Translation)

[5] Framework and Policies of the Company

(1) Framework to Ensure the Conformity of the Directors' Exercise of Function with the Laws and Regulations and the Articles of Incorporation/Framework to Ensure Propriety of Other Operations

The matters which the Company set forth at the Board of Directors as "an establishment of framework necessary to ensure propriety of the operations of a stock corporation" stipulated in Article 362-4-6 of the Corporate Act and in Article 100-1 and 100-3 of the Ordinance for Enforcement of the Corporate Act are as follows:

1) Framework to Ensure the Conformity of the Directors' and the Employees' Exercise of Function with the Laws and Regulations and the Articles of Incorporation

A framework for the compliance of the Directors' exercise of function with the laws and regulations and the Articles of Incorporation is ensured by conforming to the company regulations, including the "Board of Directors Provision" established by the Board of Directors.

Furthermore, the Board of Directors ensures the conformity of the exercises of functions of all officers and employees in the Group with the laws and regulations and the Articles of Incorporation by establishing company regulations including the "Criteria for Decision-Making and Authority."

In addition, the Board of Directors has established the "Kenwood Compliance Guideline" as a conduct guideline to be shared by all officers and employees of the Group. The guideline has been distributed to all the officers and employees of the Group with the aim to inform and promote thorough compliance. Alongside, the Company performs constant monitoring of guideline application as well as conduct compliance education and guidance as necessary.

2) Framework for the Storage and Management of Information in Relation to the Directors' Exercise of Function

Based on the company regulations such as the "Regulation for Document Management," information in relation to the Directors' exercise of function such as the "Minutes for the Meeting of the Board of Directors" shall be recorded in documents and stored as to allow Directors and Auditors to view these documents at all times.

3) Framework for Regulations and Such Concerning the Management of Risk of Loss

The Board of Directors predicts diverse risks that the Group may incur, prevents accidents, and responds promptly to the occurrence of accidents. In order to minimize the damage the Group may incur, the Board of Directors has established and is implementing the company regulations of "Risk Management Regulation," "Regulation on Actions against Disasters, etc," and "Insider Information Management Regulation."

Furthermore, in order to strengthen the efforts against risks associated with product sales and toward environmental measures, the "Company Wide PL Council" was established, and the improvements in product quality and towards the prevention of product accidents were performed. Also, the "Kenwood Environment Council" was launched, with the "Environment Protection Promotion Council" and the "Green Products Promotion Council" under its control, which are held as needed.

In addition, the Company takes out business contingency expense insurance, covering the risk of operational interruptions by receiving compensation in the event of factories incurring damage from contingencies such as natural disasters.

4) Framework to Ensure the Efficient Exercise of Function of the Directors

The Board of Directors is a regulatory body for business operations as well as a decision-making body for management. The Board of Directors holds ordinary meetings once per month and as necessary, extraordinary meetings, based on the company regulations of "Regulation for the Board of Directors" and the "Criteria for Decision-Making and Authority." The Board of Directors aims to perform clear decision-making and swift, highly precise operational exercises as well as strive to clarify management responsibility and duty execution responsibility through the introduction of the Executive Officer System based on the "Executive Officers Regulation" and by accepting Outside Directors for their diverse values.

5) Framework to Ensure Propriety of Business Operation for the Corporate Group Consisting of the Company and Its Subsidiaries

The Board of Directors establishes and operates the "Affiliated Companies Management Regulation" and the "Regulation for Decision-Making and Authority." Meanwhile, the Board of Directors promotes the enhancement of Company group-wide governance, in ways such as the General Manager of the Consolidated Management becoming an auditor for affiliated companies.

Furthermore, internal auditing is implemented throughout the whole operation of the Group, placing a management audit division that reports to the Board of Directors who supervises the internal auditing.

In addition, should there be a violation of laws and regulations, Articles of Incorporation, or any company regulations on the part of the officers and employees of the Group, or should there be reasonable risk of such an act, in principle, it shall be reported to the supervisor in the operational line. In case of a group company president, the chief of the relevant lead office shall receive the report. However, in cases where such reporting is impossible, it shall be reported to the "Hot-line" provided by the management audit division. The "Hot-line" shall receive the report and remedy the violation as well as protect the informant, according to the "Procedures to Remedy Guideline Deviation and Regulations on the Protection of the Informant" with the advice of outside experts such as corporate lawyers.

6) Matters regarding Employees who Assist Auditors in the Auditors' Exercise of Function (In Case Such Assisting Employees Exist Due to the Request of An Auditor)

The Auditor himself performs the duties related to the operation of the Board of Auditors, and there are no permanent operational assistants. Auditors may request auditing operation assistance from the Corporate Staff Division (division in head office) as the situation necessitates, and the Corporate Staff Division (division in head office) responds on the occurrence of such a request.

7) Matters regarding the Independence of Assistants to Auditors from Directors

The Board of Directors and the Human Resource Officer shall hear the opinions of Auditors on the evaluation and transfer of the assisting employee for audit operation as mentioned above.

8) Framework for the Reporting of Directors and Assistants to Auditors/Framework for Other Reporting to Auditors

The officers and employees of the Group may report to the Auditors, matters that have a significant impact on the Group, in addition to the statutory matters. Also, Auditors audit the Directors' execution of duties and the business operation of the whole Company, through audits based on the annual auditing plan, as well as participate in the meeting of the Board of Directors and the Board of Executive Officers, respectively. Furthermore, Auditors shall hold meetings of the Board of Statutory Auditors and receive, deliberate, and resolve the important matters related to audits.

9) Framework to Ensure Effective Auditing of Auditors

The details on the authorities and obligations of Auditors are stipulated in the "Regulation for the Board of Statutory Auditors." The meetings for the Board of Statutory Auditors are, in principle, held regularly once a month and extraordinary meetings are held when necessitated.

Furthermore, Auditors attend the meeting for the Board of Directors and receive reports of internal auditing conducted by the management audit division on the whole Company group throughout all business operations.

10) Framework for the Elimination of Antisocial Forces

In the "Kenwood Compliance Guideline," the Group stipulates that it will have no business or contact with antisocial forces and perform sound company management. The Company promotes efforts aimed at the enhancement of Company group-wide compliance, with mutual confirmation of all officers and employees.

Furthermore, the Group will participate in seminars of external professional institutions and establish a close collaborative relationship with external professional institutions through information exchanges and such, in collaboration with individual internal divisions centering on the Manager of the Business Operation Management. Simultaneously, the Group will promote the establishment of a corporate framework that counters antisocial forces through developing manuals against antisocial forces, and prevent all business transactions, including the provision of funds, with antisocial forces that lead to unreasonable demands.

Meanwhile, in the case an act of unreasonable demand or such to the Group is observed, the General Affairs Division will be the point of contact, and ensure the safety of the officers and/or employees who made contact with the antisocial forces as well as promptly report to the CEO upon factual investigation. Subsequently, appropriate actions shall be taken in cooperation with external professional institutions, such as consultation with corporate lawyers, and reporting to and requesting support from the Organized Crime Division of relevant police headquarters, while measures are taken by the Company organization as a whole under the CEO to eliminate the antisocial forces. On such occasions, every and all civil and criminal legal countermeasures are taken against the antisocial force, as well as the prevention of further spread of damages from unreasonable demands in case damage is already done, by seeking relevant procedures available through laws and regulations.

11) Other

The Company declares its sincere attitude towards timely and appropriate disclosure of information. In harmony with this, the "Information Disclosure Council" in which Auditors and the management audit division audits, is established to practice timely and appropriate disclosure.

The "Timely Disclosure Regulation" is also established and developed to inform and promote thorough application of such practices throughout the Group.

(2) Basic Policy Regarding the Control of a Stock Company

In a case where share acquisition by a specific individual or group may risk damaging the corporate value or the common interests of shareholders, it is considered necessary to take appropriate measures to ensure the corporate value and the common interests of shareholders to the extent that can be tolerated by laws and regulations and the Articles of Incorporation. The Company also acknowledges the importance of ensuring the corporate value and the common interests of shareholders, and are carefully continuing reviews on the matter, but at this point no introduction of any concrete defense measures have been implemented.

(3) Policy Concerning the Decision on the Appropriation of Surplus

At the Company, providing a stable profit return to our shareholders is considered one of the crucial tasks of management, and thus will decide disbursements and other appropriation of surplus in the light of the overall profitability and financial state.

Based on this policy, surplus shall be appropriated for strategic investment towards future growth, and in regard to the dividend for 79th term, from the perspective of stable, sustainable implementation, the profit dividend of an annual JPY2 per share, the same as the previous term, is planned.

3. Important Matters Concerning the State of a Stock Company

Not applicable.

END

(Translation)

Consolidated Balance Sheets

(As of March 31, 2008)

(Millions of yen)

Accounting Items	Amount	Accounting Items	Amount
(Assets)		(Liabilities)	
Current assets	75,818	Current liabilities	63,831
Cash and cash equivalents	14,988	Trade notes and accounts payable	15,675
Trade notes and accounts receivable	28,467	Short term bank borrowings	31,420
Inventories	27,119	Accounts payable (not trade)	6,899
Prepaid expenses	810	Income taxes payable	569
Deferred tax assets	529	Accrued expenses	7,655
Other	4,486	Other	1,611
Allowance for doubtful receivables	(583)	Long term liabilities	32,331
Fixed assets	50,269	Long term debt	20,000
Tangible fixed assets	19,908	Deferred tax liabilities as a result of land revaluation	2,027
Buildings and structures	16,753	Deferred tax liabilities	364
Machinery and equipment	19,525	Liability for employee's retirement benefits	9,622
Tools, furniture and fixtures	13,738	Other	316
Land	9,414	Total Liabilities	96,162
Accumulated depreciation	(39,522)	(Net Assets)	
Intangible fixed assets	12,963	Shareholders' equity	45,848
Goodwill	6,009	Paid-in capital	11,059
Software	5,654	Capital surplus	13,373
Other	1,299	Retained earnings	21,534
Investments and other assets	17,397	Treasury stock	(118)
Investment securities	15,947	Valuation and translation adjustment	(15,923)
Deferred tax assets	379	Unrealized gain and loss on available-for-sale securities	(7,319)
Other	1,129	Land revaluation surplus	2,954
Allowance for doubtful receivables	(59)	Foreign currency translation adjustment	(11,558)
Deferred assets	0		
Stock issuing expenses	0	Total Net Assets	29,925
Total Assets	126,088	Total Liabilities and Net Assets	126,088

(Translation)

Consolidated Statement of Income

(From April 1, 2007 to March 31, 2008)

(Millions of yen)

Accounting Items	Amount	
Net sales		165,262
Cost of sales		122,634
Gross profit		42,628
Selling, general and administrative expenses		36,368
Operating profit		6,259
Non-operating profit		
Interest and dividends income	292	
Other	823	1,116
Non-operating expense		
Interest expense	800	
Loss on disposal of inventories	700	
Other	1,998	3,498
Ordinary income		3,876
Extraordinary profit		
Gain on sales of fixed assets	53	
Reversal of allowance for doubtful receivables	33	
Gain on sales of investment securities	472	560
Extraordinary loss		
Loss on devaluation of investment securities	46	
Loss on sales of fixed assets	7	
Loss on disposal of fixed assets	310	363
Income before income taxes		4,072
Corporate tax, corporate inhabitant tax and corporate enterprise tax	806	
Corporate tax and other adjustment	84	891
Net income		3,181

(Translation)

Consolidated Statement of Changes in Shareholders' Equity
(From April 1, 2007 to March 31, 2008)

(Million of yen)

	Shareholders' equity				
	Paid-in capital	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	11,059	13,373	19,096	(105)	43,424
Changes during the consolidated fiscal year					
Payment of dividends			(733)		(733)
Net income			3,181		3,181
Acquisition of treasury stocks				(13)	(13)
Establishment of an employee welfare and fellowship fund			(9)		(9)
Changes (net amount) of items other than shareholders' equity during the fiscal year					
Total changes during the fiscal year	—	—	2,437	(13)	2,424
Balance as of March 31, 2008	11,059	13,373	21,534	(118)	45,848

	Valuation and translation adjustments					Total net assets
	Unrealized gain and loss on available-for-sale securities	Deferred hedge gain and loss	Land revaluation surplus	Foreign currency translation adjustments	Total valuation and translation adjustment	
Balance as of March 31, 2007	1,096	71	2,954	(8 480)	(4,358)	39,066
Changes during the consolidated fiscal year						
Payment of dividends						(733)
Net income						3,181
Acquisition of treasury stocks						(13)
Establishment of an employee welfare and fellowship fund						(9)
Changes (net amount) of items other than shareholders' equity during the fiscal year	(8,416)	(71)	—	(3,077)	(11,565)	(11,565)
Total changes during the fiscal year	(8,416)	(71)	—	(3,077)	(11,565)	(9,140)
Balance as of March 31, 2008	(7,319)	—	2,954	(11,558)	(15,923)	29,925

(Translation)

Notes

1. Basis for Creating a Consolidated Financial Statements

(1) Scope of consolidation

1) Number of consolidated subsidiaries and their corporate names

- Number of consolidated subsidiaries: 42 corporations
- Names of major consolidated subsidiaries: Kenwood U.S.A. Corporation
  Kenwood Electronics Italia S.p.A.
  Kenwood Electronics Europe B.V.
  Kenwood Electronics Technologies (M) Sdn. Bhd.
  Kenwood Electronics Technologies (S) Pte. Ltd.
  Kenwood Geobit Corporation
  Kenwood Nagano Corporation

2) Names of non-consolidated subsidiaries

- Name of major non-consolidated subsidiaries:
  Kenwood International Investment B.V.
- Reason for exclusion from the scope of consolidation:
  Kenwood International Investment B.V. is a small-scale corporation whose total assets, net sales, earnings (proportional to equity) and retained earnings (proportional to equity) have not had a significant impact on the consolidated financial statements.

(2) Application of equity method

1) Number of non-consolidated equity subsidiaries and affiliates, and their corporate names

- Number of equity subsidiaries: 1 corporation
- Name of equity subsidiary: J&K Technologies, Inc.

2) Names of non-consolidated non-equity subsidiaries and affiliates

- Names of major corporations: Kenwood International Investment B.V.
  Einblick Corporation, etc.
- Reason for exclusion from the application of equity method:
  In consideration of earnings (proportional to equity) and retained earnings (proportional to equity), the impact of the relevant corporations to the consolidated financial statements is insignificant and also unimportant as a whole, so thus they were excluded from the scope of application of equity method.

(3) Changes on the scope of consolidation and the scope of equity method

- Kenwood Komagane Corporation was excluded from consolidation, due to the finalization of its liquidation during the current consolidated fiscal year.
- Zetron, Inc., Zetron UK, Ltd., Zetron Australasia Pty Ltd., and Zetron Air Systems Pty Ltd. have become consolidated subsidiaries from the current fiscal year due to their share acquisition on May 10, 2007.
- J&K Technologies, Inc. has become an equity affiliate due to its establishment during the current fiscal year.

(4) Accounting standard

1) Valuation standard and method for assets

a) Securities

Other marketable securities

- Securities with fair market value are stated at fair market value based on the average market value of one month before the current fiscal year end. (The related valuation differences are directly charged or credited to the shareholder equity and cost of securities sold is computed by the moving average method.)
- Securities without fair market value are stated at cost being determined by the moving average method.

b) Derivatives

In principal, stated at fair market value.

c) Inventories

Principally, stated at cost being determined by the gross average method. However, for foreign-based consolidated subsidiaries, in principle, it is stated at cost being determined by the first-in first-out method.

2) Method of depreciation for fixed assets

a) Tangible fixed assets — The Company and Japanese consolidated subsidiaries use the declining balance method. However, foreign-based consolidated subsidiaries use the straight-line method. Furthermore, the range of useful life for major tangible fixed assets is as follows:

Buildings and structures:	2 to 60 years
Machinery and equipment:	2 to 16 years
Tools, furniture and fixtures:	2 to 20 years

(Changes in accounting policies)

Due to the amendment of the corporation tax law, the Company and its Japan-based consolidated subsidiaries have changed to the depreciation method based on the amended corporation tax law from the current consolidated fiscal year, with regard to the tangible fixed assets acquired on and after April 1, 2007.

This has reduced the operating profit, ordinary income, and income before income taxes by JPY142 million, respectively, compared to the previous method.

(Additional information)

Due to the amendment of the corporate tax law, the Company and its Japan-based consolidated subsidiaries have stated the assets acquired before March 31, 2007 by applying the depreciation method before the amendment of the corporate tax law. From the consolidated fiscal year following the consolidated fiscal year that reached 5% of the acquisition cost, the difference between the amount equivalent to 5% of the acquisition cost and the memorandum price is equally depreciated over 5 years, and is included in depreciation. This has reduced the operating profit by JPY83 million, and the ordinary income and income before income taxes by JPY88 million respectively, compared to the previous method.

b) Intangible fixed assets

- Software for internal use is amortized by straight-line method over the usable period (5 years) with regard to use within the Company.
- Product-integrated software is stated differently according to the properties of the product, employing a method either based on the expected sales volume or expected sales period (1 to 5 years).
- Other intangible fixed assets:
  In principle, goodwill is stated using the straight-line method over 5 to 15 years.

3) Method of accounting deferred assets

- Share issuing expenses is depreciated by the straight-line method over 3 years.

4) Accounting for allowance

a) Allowance for doubtful receivables To reserve for loss on trade receivables as of the latest consolidated fiscal year, the Company and its consolidated subsidiaries recorded general allowances using a rate determined by past bad debts experience, and for certain doubtful accounts, the probability of collectability is considered for each such account and the estimated amounts considered to be uncollectible are stated. Furthermore, for foreign-based consolidated subsidiaries, the estimated amounts of accounts receivables considered to be uncollectible were recorded.

b) Liability for employees' retirement benefits To provide for employee retirement benefits, the Company and its consolidated subsidiaries have recorded the amount of liability for employees' retirement benefits to be present in the current consolidated fiscal year end, based on the projected liabilities for retirement benefits and related pension assets as of the current consolidated fiscal year end. Past service cost is to be charged pro rata to expenses from the consolidated fiscal year that it incurred, using a straight-line method based on determined years (5 years) within average remaining service years of the employees at the point when the cost incurred.

Actuarial differences are to be charged pro rata to expenses from the respective following consolidated fiscal year using a straight-line method based on determined years (10 years) within average remaining service years of the employees when incurred.

Furthermore, the difference from accounting change is charged pro rata over 15 years.

5) Important currency translation of assets and liabilities in foreign currencies to Japanese currency

Receivables and payables in foreign currencies (excluding exchange contracts to which designation was applied) are translated to Japanese currency using the spot exchange rate of the consolidated closing date, with the unrealized profit or loss recorded as profit or loss.

6) Accounting for significant lease transactions

The Company and its consolidated subsidiaries have recorded the finances lease transactions other than cases where the ownership of the leased property is considered to have transferred it to the borrower, based on the method of accounting employed for general lease transactions. The foreign-based consolidated subsidiaries have, in principle, accounted by the method of accounting employed for general lease transactions.

7) Method of major hedge accounting

(1) Method of hedge accounting

Deferral hedge accounting is employed as the method of hedge accounting. Designation is applied when exchange contracts meet the requirements of designation. If the interest rate swaps quality for the requirements of the exceptional accounting, then in such cases exceptional accounting is employed.

(2) Means and object of hedging

Means and object of hedging subject to hedge accounting for the current consolidated fiscal year are as follows:

a. Means of hedging: exchange contract
Object of hedging: receivables and payables in foreign currency; expected foreign currency transactions

b. Means of hedging: interest rate swap
Object of hedging: borrowings

(3) Policy of Hedging

a. Risk of exchange-rate fluctuations are hedged by engaging in forward exchange contracts for the purpose of ensuring appropriate profit management, minimizing the risk incurred from receivables and payables in foreign currencies and future foreign currency transactions, which derives from import-export transactions. Transactions are performed within the range of designated amount of receivables and payables in foreign currency, and in cases of same-currency import-export transaction, the difference shall be subject to contract.

b. Hedging is also performed in order to avoid the risk of interest-rate fluctuations concerning borrowings.

(4) Hedging effectiveness valuation method

With regard to exchange contracts, the valuation of hedge effectiveness is omitted due to the assumption that market and cash flow fluctuations are to be completely off-set at the point of hedging and will continue to be off-set, due to the influential conditions of the means and the object of hedging being the same. Furthermore, the valuation of hedge effectiveness for interest rate swaps that are subject to exceptional accounting are also omitted.

8) Other important matters for the creation of the consolidated financial statements

a. Accounting standards employed at foreign-based consolidated subsidiaries
The accounting standards employed at foreign-based consolidated subsidiaries are subject to the accounting standards generally accepted in the relevant jurisdiction.

b. Accounting of consumption tax, etc.
Tax excluded method is used.

c. Application of consolidated taxation system
Consolidated taxation system is applied.

(5) Matters regarding the valuation of the assets and liabilities of consolidated subsidiaries

All valuations are based on the market value method.

(6) Matters regarding the amortization of goodwill and negative goodwill

In principle, a straight-line method based on 5 to 20 years is used.

2. Notes to Consolidated Balance Sheet

(1) Revaluation of land

Land revaluation surplus, JPY3,159 million (current JPY2,954 million at current fiscal year end), and that the amount of revaluation-related deferred tax liability, JPY2,287 million (current JPY2,027 million at current fiscal year end) have been recorded, based on the revaluation of business-use land in accordance with the "Law Concerning Revaluation of Land" (Law No. 34 enacted on March 31, 1998).

- Date of revaluation: March 31, 2000
- Book value before revaluation of the business-use land: JPY3,983 million
- Book value after revaluation of the business-use land: JPY8,965 million

Method of revaluation stipulated in Article 3-3 of the "Law Concerning Revaluation of Land":

The method of revaluation is based on the "method that revalues upon reasonable adjustment to the declared land value declared in accordance with the provision in Article 6 of the Law Concerning Declaration of Land Value Adjacent to Business-use Land, with regard to the standard ground stipulated in the provision in Article 6 of the above law" stipulated in Article 2-1 of the "Enforcement Regulations of the Law Concerning Revaluations of Land" (Ordinance No. 119 enacted on March 31, 1998).

Difference between the total market value on the current fiscal year end after revaluation of land based on Article 10 of the "Law Concerning Revaluation of Land" and total book value after revaluation, with regard to the business-use land: JPY(2,373) million

(2) Contingent liabilities

Kenwood Electronics Technologies (M) Sdn. Bhd., a Kenwood group company, is under investigation on transfer price taxation by the Tax Office of Malaysia, concerning transactions with the Company during the 6 fiscal years from the fiscal year ended March 2000 to the fiscal year ended March 2005. The investigation has not been finalized yet. At this point of time, it is difficult to reasonably estimate the financial impact that may be incurred from the investigation. Therefore, the impact from the above incident is not reflected on this consolidated financial statements.

(3) Financial covenants

Financial covenants are attached to agreements with financial institutions on major loans for the current consolidated fiscal year. The content is as follows, and in case any of the provisions are violated, the relevant borrowings shall be subject to lump sum repayment and remaining unexecuted borrowings may become unavailable.

(All agreements are similar in content, however, in case there is a difference, the more stringent stipulation is stated.)

(1) The amount of net assets in the consolidated and non-consolidated balance sheets as of fiscal year end or interim end of each fiscal year shall be maintained at 75% or more of the amount of net assets in the consolidated or non-consolidated balance sheets as of fiscal year end or interim end of the respective previous fiscal years. However, for the computed amount on the consolidated balance sheets as of fiscal year ended March 2006 and for interim ended September 2005, amount of equity shall include the sum of "share options," "minority interest," and "deferred hedge gain and loss," and the non-consolidated balance sheets as of fiscal year ended March 2006 and for interim ended September 2005, the amount of equity shall include the sum of "share options" and "deferred hedge profits and losses."

(2) The amounts of consolidated interest-bearing debts (long term debt, short term bank borrowings, corporate debentures and discount on notes) at fiscal year end or interim end of each fiscal year shall be maintained at or under JPY80 billion, respectively.

(3) The operating profit recorded in the consolidated statement of income shall not be minus for all accounting years.

3. Notes to Statement of Changes in Shareholders' Equity

(1) Type and number of treasury stock for current consolidated fiscal year end:

Common stock 367,524,995 shares

(2) Dividend

a) Dividend payment amount

(Resolution)	Type of Share	Total Dividend Amount	Dividend per Share	Record Date	Effective Date
Board of Directors Meeting on May 15, 2007	Common stock	JPY733 million	JPY2.0	March 31, 2007	June 5, 2007

b) Out of dividends of which record date is during the current consolidated fiscal year, the dividends that have the effective date in the following consolidated fiscal year

(Resolution)	Type of Share	Total Dividend Amount	Source of Dividend	Dividend per Share	Record Date	Effective Date
Board of Directors Meeting on May 12, 2008	Common stock	JPY733 million	Retained earnings	JPY2.0	March 31, 2008	June 3, 2008

4. Notes to Share Information

(1) Net asset amount per share: JPY81.57

(2) Net income amount per share: JPY8.67

(Translation)

5. **Notes to Business Combination**
(Application of purchase method)
1. **Name of the acquired corporation, business content, main reason of business combination, date of business combination, statutory form of business combination, name of corporation after the combination, and the ratio of the acquired voting rights**
   (1) Name of acquired corporation and its business content:
   Zetron, Inc.; Development, production and sales of mobile radio command & control systems and wireless network systems for public sectors and for general business use
   (2) Main reason of business combination:
   To increase orders of the turnkey system* as the total radio communication system in the industrial radio communication field, increasing presence in the world market and expanding the scope of business from radio terminals to system solutions.
   * Turnkey system: a comprehensive total radio communication system including the base station placement to terminals that are pre-setup so that customers can use immediately after delivery
   (3) Date of business combination:
   May 10, 2007
   (4) Statutory form of business combination:
   Acquisition of shares
   (5) Name of corporation after the combination:
   Zetron, Inc.
   (6) Ratio of acquired voting rights:
   100%

2. **Period of operation of acquired corporation included in the consolidated financial statements:**
May 10, 2007 to March 31, 2008

3. **Cost of acquisition and its breakdown:**

	(Millions of yen)
Value of acquisition	
Cash	8,144
Expense directly necessary for the acquisition	130
Cost of acquisition	8,274

4. **Amount, cause, amortization method, and amortization period of the goodwill and negative goodwill:**
   (1) Amount of goodwill: JPY6,077 million
   (2) Cause of goodwill:
   The relevant goodwill emerged in relation to future profitability expected from future business expansion.
   (3) Method and period of amortization:
   Equal depreciation over 20 years

5. **Amount of assets and liabilities accepted on the date of business combination and their breakdown:**

	(Millions of yen)
Current assets	1,648
Fixed assets	1,457
Goodwill	6,077
Current liabilities	(883)
Fixed liabilities	(25)
Total	8,274

6. **Amount other than goodwill allocated as intangible fixed assets and its breakdown by major types, and weighted average depreciation period by major types and overall**

Breakdown by major type		Weighted average depreciation period
Trademark-related	JPY1,219 million	15 years

(Translation)

The Audit Report of the Independent Accounting Auditors on the Consolidated Financial Statements

Audit Report of the Independent Auditor

May 9, 2008

Kenwood Corporation
To: Board of Directors

Deloitte Touche Tohmatsu

Designated Partner, Executive Partner	Certified Public Accountant	Hiroshi Kawamura	(Seal)
Designated Partner, Executive Partner	Certified Public Accountant	Yasunari Kunii	(Seal)
Designated Partner, Executive Partner	Certified Public Accountant	Hideo Shirota	(Seal)

Deloitte Touche Tohmatsu has, based on Article 444 Clause 4 of the Corporate Act, conducted audits on the consolidated financial statements of Kenwood Corporation for April 1, 2007 to March 31, 2008, i.e., consolidated balance sheets, consolidated statement of income, and consolidated statement of changes in shareholders' equity. The responsibility to create these consolidated financial statements is on the business administrator, and it is the responsibility of Deloitte Touche Tohmatsu to express opinions on the consolidated financial statements from the standpoint of an independent body.

Deloitte Touche Tohmatsu conducted the audits in accordance with generally-accepted auditing standards in Japan. The standard of audits asks for a reasonable guarantee from the accounting auditor (Deloitte Touche Tohmatsu) that there is no material misstatement in the consolidated financial statements. The audits are conducted on the basis of an audit test, which includes review of the statements in the consolidated financial reports as a whole, including the accounting policy employed by the business administrator and the evaluation of estimates performed by the business administrator. Deloitte Touche Tohmatsu concludes that a reasonable basis for giving an opinion has been provided as result of audit.

Deloitte Touche Tohmatsu approves that, in accordance with generally-accepted auditing standards in Japan, the consolidated financial statements noted above appropriately state the condition of assets and profit and loss of the period relevant to the consolidated financial statements of the corporate group consisting of Kenwood Corporation and consolidated subsidiaries, in all their crucial sense.

No material relationship to be stated based on the provision of the Certified Public Accountants Law exists between the Company and Deloitte Touche Tohmatsu or the Executive Partner.

END

(Translation)

The Audit Report of the Board of Statutory Auditors on the Consolidated Financial Statements

Audit Report on the Consolidated Financial Statements

The Board of Statutory Auditors has, with regard to the consolidated financial statements (consolidated balance sheets, consolidated statement of income, and consolidated statement of changes in shareholders' equity) for the 79th fiscal year from April 1, 2007 to March 31, 2008, created this audit report based on the individual audit reports created by the respective Auditors, and herein report as follows:

1. Method and Content of Audit by the Auditors and the Board of Statutory Auditors
 The Board of Statutory Auditors has set the policy for audits and the roles of duty. In addition to receiving reports on the state of auditing and the results from each Auditor, the Board of Statutory Auditors received reports on the execution of the duties from the Directors of the Board and the accounting auditor and requested explanation as necessary.
 Each Auditor received reports from the Directors of the Board and employees and requested explanations as necessary, in accordance with the policy for audit and the roles of duty established by the Board of Statutory Auditors. Furthermore, the Auditors received reports on the execution of the duty from the accounting auditors and requested explanations as necessary, as well as monitored and verified that the accounting auditor had retained its independence and conducted fair audits. Also, Auditors received notification from the accounting auditor that the "Framework to Ensure Fair Exercise of Function" (Article 159 of Corporate Calculation Regulation) is under development based on the "Quality Management Standard Concerning Audit" (October 28, 2005: Business Accounting Council), for which the Auditors requested explanation upon necessity. From the above method, the consolidated financial statements for 79th fiscal year has been reviewed.

2. Result of Audit
 The Board of Statutory Auditors hereby approves that the method and result of audit by the accounting auditor, Deloitte Touche Tohmatsu is appropriate.

END

May 10, 2008

Kenwood Corporation, Board of Statutory Auditors

Standing Statutory Auditor	Hideaki Kato	(Seal)
Standing Statutory Auditor	Osamu Hamada	(Seal)
Outside Auditor	Koichi Kurosaki	(Seal)
Outside Auditor	Shojiro Asai	(Seal)
Outside Auditor	Akihiko Washida	(Seal)

(Translation)

Non-consolidated Balance Sheets
(As of March 31, 2008)

(Millions of yen)

Accounting Items	Amount	Accounting Items	Amount
(Assets)		(Liabilities)	
Current assets	31,665	Current liabilities	48,932
Cash and cash equivalents	3,922	Accounts payable	9,680
Trade notes	159	Short term bank borrowings	32,578
Accounts receivable	13,649	Accounts payable (not trade)	4,681
Products	7,455	Income taxes payable	105
Raw materials	959	Accrued expenses	1,513
Work in process	59	Advanced received	99
Inventory	130	Temporary deposit	256
Advances account	3	Other	19
Prepaid expenses	232	Long term liabilities	30,621
Short term loans to affiliated companies	700	Long term debt	20,000
Accrued revenue	4,032	Deferred tax liabilities as a result of land revaluations	2,027
Other	372	Deferred tax liabilities	217
Allowance for doubtful receivables	(12)	Liability for employee's retirement benefits	8,139
Fixed assets	79,691	Other	236
Tangible fixed assets	14,244		
Buildings	3,549		
Structures	95		
Machinery	478		
Vehicle equipment	5	Total Liabilities	79,554
Tools, furniture and fixtures	942	(Net Assets)	
Land	9,173	Shareholders' equity	36,167
Intangible fixed assets	5,766	Paid-in capital	11,059
Software	5,536	Capital surplus	13,373
Other	230	Capital reserve	11,514
Investments and other assets	59,680	Other capital surplus	1,859
Investment securities	15,634	Retained earnings	11,852
Affiliated company shares	41,407	Other retained earnings	11,852
Investments	1	Cumulative retained earnings	11,852
Investments in affiliated companies	4,054	Treasury stock	(118)
Long term loans receivable	52	Valuation and translation adjustments	(4,364)
Long term prepaid expenses	367	Unrealized gain and loss on available-for-sale securities	(7,319)
Security deposits	424	Land revaluation surplus	2,954
Other	118		
Allowance for doubtful receivables	(59)		
Allowance for losses arising from investment in affiliated companies	(2,322)	Total Net Assets	31,802
Total Assets	111,357	Total Liabilities and Net Assets	111,357

(Translation)

Non-consolidated Statement of Income

(From April 1, 2007 to March 31, 2008)

(Millions of yen)

Accounting Items	Amount	
Net sales		119,604
Cost of sales		105,659
Gross profit		13,944
Selling, general and administrative expenses		13,727
Operating profit		217
Non-operating profit		
Interest income	106	
Dividend income	1,035	
Received rent fee	216	
License fee including production know-how	133	
Received insurance bonus	99	
Patent fee income	268	
Miscellaneous income	228	2,089
Non-operating expense		
Interest expense	688	
Lend-lease asset depreciation	97	
Sales discount	100	
Loss on disposal of inventories	475	
Paid life insurance premium	117	
Service expense	275	
Syndicate loan service fee	112	
Miscellaneous income	75	1,943
Ordinary profit		363
Extraordinary profit		
Reversal of allowance for doubtful receivables	6	
Reversal of allowance for investment losses with affiliated companies	491	
Gain on sales of investment securities	472	
Gain on sales of affiliated company shares	136	
Gain on sales of fixed assets	0	
Profit from liquidation of affiliated companies	1	1,108
Extraordinary loss		
Loss on devaluation of investment securities	46	
Loss on disposal of fixed assets	203	348
Income before income taxes		1,123
Corporate tax, corporate inhabitant tax and corporate enterprise tax	(176)	(176)
Net income		1,299

(Translation)

Non-consolidated Statement of Changes in Shareholders' Equity

(From April 1, 2007 to March 31, 2008)

(Unit: million yen)

	Shareholders' equity							
		Capital surplus			Retained earnings			
	Paid-in capital	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings Cumulative retained earnings	Total retained earnings	Treasury stock	Total share-holders' equity
Balance as of March 31, 2007	11,059	11,514	1,859	13,373	11,287	11,287	(105)	35,614
Changes during the fiscal year								
Payment of dividends					(733)	(733)		(733)
Net income					1,391	1,391		1,299
Acquisition of treasury stocks					1,299	1,299	(13)	(13)
Changes (net amount) of items other than shareholders' equity during the fiscal year								
Total changes during the fiscal year	—	—	—	—	565	565	(13)	552
Balance as of March 31, 2008	11,059	11,514	1,859	13,373	11,852	11,852	(118)	36,167

	Valuation and translation adjustments				
	Unrealized gain and loss on available-for-sale securities	Deferred hedge gain and loss	Land revaluation surplus	Valuation and translation adjustments	Total net assets
Balance as of March 31, 2007	1,096	71	2,954	4,122	39,737
Changes during the fiscal year					
Payment of dividends					(733)
Net income					1,299
Acquisition of treasury stocks					(13)
Changes (net amount) of items other than shareholders' equity during the fiscal year	(8,415)	(71)		(8,487)	(8,487)
Total changes during the fiscal year	(8,415)	(71)	—	(8,487)	(7,934)
Balance as of March 31, 2008	(7,319)	—	2,954	(4,364)	31,802

(Translation)

Notes

Significant Accounting Policies

(1) Valuation standard and method for marketable securities

For subsidiary company shares and affiliated company shares are stated at cost determined by the moving average method. Other marketable securities with fair market value are stated using the market value method based on the average market value one month before the fiscal year end (unrealized gains and losses are reported as a component of shareholders' equity and the cost of securities sold is computed by the moving average method). Other securities without fair market value are stated at cost determined by the moving average method.

(2) Evaluation standard and evaluation method for derivatives, etc.

In principle, stated using market value method.

(3) Evaluation standard and evaluation method for inventories

Products, works in process, and raw materials are stated at cost determined by the gross average method. Stored items are stated at cost using the last purchase price method.

(4) Depreciation method of fixed assets

(1) Tangible fixed assets are depreciated using the declining balance method.

The range of useful life for major items are as follows:

Buildings:	3 to 50 years
Machinery:	2 to 11 years
Tools, furniture and fixtures:	2 to 20 years

(Changes in accounting policies)

Due to the amendment of the corporation tax law, the Company has changed to the depreciation method based on the amended corporation tax law, with regard to tangible fixed assets acquired on and after April 1, 2007 from the current fiscal year.

This has reduced the operating profit, ordinary income, and income before income taxes by JPY92 million respectively, compared to the previous method.

(Additional information)

Due to the amendment of the corporate tax law, the Company has stated the assets acquired before March 31, 2007 by applying the depreciation method in use before the amendment. From the fiscal year following the fiscal year that reached 5% of the acquisition cost, the balance between the amount equivalent to 5% of the acquisition cost and the memorandum price is equally depreciated over 5 years, and is included in depreciation. This has reduced the operating profit by JPY77 million, and the ordinary income and income before income taxes by JPY82 million respectively, compared to the previous method.

(2) Intangible fixed assets

Software for internal use is amortized by straight-line method over the usable period (5 years) with regard to internal use. Product-integrated software is stated differently according to the properties of the product, employing a method either based on the expected sales volume or expected sales period (1 to 5 years). Goodwill is stated by straight-line method for 5 years, and other intangible fixed assets are stated based on the straight-line method.

(5) Accounting for allowances

(1) Allowance for doubtful receivables

To reserve for loss on trade receivables, general allowances are provided using a rate determined by past bad debts experience. As for certain doubtful accounts, specific allowances are provided for the estimated amounts considered to be uncollectible after reviewing the individual collectability of such accounts.

(2) Liability for employees' retirement benefits

To provide for employee retirement benefits, liability for employees' retirement benefits to be existent at the current fiscal year end is recorded, based on the projected liabilities for retirement benefits and related pension assets as of the current fiscal year end.

Past service cost is to be charged pro rata to expenses from the fiscal year that it incurred, using a straight-line method based on determined years (5 years) within average remaining service years of the employees at the point when the cost incurred.

Actuarial differences are to be charged pro rata to expenses from the following fiscal year using a straight-line method based on determined years (10 years) within the average remaining service years of the employees when incurred.

Furthermore, the difference from accounting change is charged pro rata over 15 years.

(3) Allowance for losses arising from investment in affiliated companies

To reserve for the losses in investment in affiliated companies, the financial status of the affiliated companies are taken into consideration upon recording the necessary amount.

(Translation)

(6) Currency translation of assets and liabilities in foreign currencies to Japanese currency
Receivables and payables in foreign currencies (excluding exchange contracts to which designation was applied) are translated using the spot exchange rate of the last day of the fiscal year, with the unrealized profit or loss recorded as profit or loss.

(7) Accounting for lease transactions
For finance lease transactions other than cases where the ownership of the leased property is considered to have transferred to the borrower, recording is based on the method of accounting employed for general lease transactions.

(8) Method of hedge accounting

(1) Method of hedge accounting
Deferral hedge accounting is employed as the method of hedge accounting. Designation is applied when exchange contracts meet the requirements of designation. If the interest rate swaps quality for the requirements of the exceptional accounting, then in such cases exceptional accounting is employed.

(2) Means and object of hedging
Means and object of hedging subject to hedge accounting for the current fiscal year are as follows:
a. Means of hedging: exchange contract
Object of hedging: receivables and payables in foreign currency, expected foreign currency transactions
b. Means of hedging: interest rate swap
Object of hedging: borrowings

(3) Policy of Hedging
a. Risk of exchange-rate fluctuations are hedged by engaging in forward exchange contracts for the purpose of ensuring appropriate profit management, minimizing the risk incurred from receivables and payables in foreign currencies and future foreign currency transactions, which derives from import-export transactions. Transactions are performed within the range of designated amount of receivables and payables in foreign currencies, and in cases of same-currency import-export transaction, the difference shall be subject to contract.
b. Hedging is also performed in order to avoid the risk of interest-rate fluctuations concerning borrowings.

(4) Hedging effectiveness valuation method
With regard to exchange contracts, the valuation of hedge effectiveness is omitted due to the assumption that market and cash flow fluctuation are to be completely off-set at point of hedging and will continue to be off-set, due to the influential conditions of the means and object of hedging are the same.
Furthermore, the valuation of hedge effectiveness for interest rate swaps that is subject to exceptional accounting is also omitted.

(9) Accounting for the consumption tax
Consumption tax is recorded using the tax-exclusion method.

(10) Application of consolidated tax system
Consolidated tax system is applied.

(Translation)

Notes to Non-consolidated Balance Sheets

(1) Accumulated depreciation for "Tangible fixed assets": JPY18,916 million

(2) Monetary receivables and payables to affiliated companies

Short-term monetary receivables: JPY11,596 million
Short-term monetary payables: JPY9,759 million

(3) Guarantee of liabilities

1) Guarantee of liabilities towards borrowings

(Affiliated companies)

Kenwood Electronics Belgium N.V.	75 million yen (478 thousand Euro)
Kenwood Yamagata Corporation	488
Kenwood Nagano Corporation	201
Kenwood Geobit Corporation	1,797
Total	2,563

2) Balance of commitment to the guarantee of liabilities

(Affiliated companies)

Kenwood Electronics Europe B.V.	15 million yen (95 thousand Euro)
Kenwood Electronics Gulf Fze	165 (1,655 thousand USD)
Total	180

(4) Financial covenants

Financial covenants are attached to agreements with financial institutions for major loans for the current fiscal year. The content is as follows, and in case any of the provisions are violated, the relevant borrowings shall be subject to lump sum repayment and remaining unexecuted borrowings may become unavailable.

(All agreements are similar in content, however, in the case of a difference, the more stringent stipulation is stated.)

1) The amount of net assets in the consolidated and non-consolidated balance sheets as of account end or interim end of each fiscal year shall be maintained at 75% or more of the amount of net assets in the consolidated or non-consolidated balance sheets as of account end or interim end of the respective previous fiscal years. However, for the computed amount on the consolidated and non-consolidated balance sheets as of fiscal year ended March 2006 and for interim ended September 2005, amount of equity shall include the sum of "share options" and "deferred hedge gain and loss."

2) The amounts of consolidated interest-bearing debts (long term debt, short term bank borrowings, corporate debentures and discount on notes) at fiscal year end or interim end of each fiscal year shall be maintained at or under JPY80 billion, respectively.

3) The operating profit recorded on the consolidated statement of income of each fiscal year should not be losses.

(5) Revaluation of land

Land revaluation surplus, JPY3,159 million (JPY2,954 million at the current fiscal year end), and that the amount of revaluation-related deferred tax liability, JPY2,287 million (current JPY2,027 million at current fiscal year end) have been recorded, based on the revaluation of business-use land in accordance with the "Law Concerning Revaluation of Land" (Law No. 34 enacted on March 31, 1998).

- Date of revaluation: March 31, 2000
- Book value before revaluation of the business-use land: JPY3,983 million
- Book value after revaluation of the business-use land: JPY8,965 million

Method of revaluation stipulated in Article 3-3 of the "Law Concerning Revaluation of Land":

The method of revaluation is based on the "method that revalues upon reasonable adjustment to the declared land value in accordance with the provision in Article 6 of the Law Concerning Declaration of Land Value Adjacent to Business-use Land, with regard to the standard ground stipulated in the provision in Article 6 of the above law" stipulated in Article 2-1 of the "Enforcement Regulations of the Law Concerning Revaluations of Land" (Ordinance No. 119 enacted on March 31, 1998).

Difference between the total market value on the current fiscal year end after revaluation of land based on Article 10 of the "Law Concerning Revaluation of Land" and total book value after revaluation, with regard to the business-use land: JPY(2,373) million

(Translation)

Notes to Non-consolidated Statement of Income

(1) Trading volume with affiliated companies

	(Millions of yen)
(1) Net sales	84,110
(2) Net purchase	78,829
(3) Amount paid, including subcontract processing cost	5,678
(4) Trading volume other than business transaction	1,701

Notes to Non-consolidated Statement of Changes in Shareholders' Equity

(1) Type and number of treasury stock for current fiscal year end:

Common stock 651,742 shares

Notes to tax effect

(1) Breakdown of major causes of deferred tax assets and liabilities

	(Millions of yen)
Deferred tax assets	
Loss on devaluation of affiliated company shares	3,190
Loss on devaluation of securities	842
Allowance for investment losses with affiliated companies	945
Carry-forward deficit	6,544
Liability for employees' retirement benefits	3,312
Other	1,733
Deferred tax assets (sub total)	16,568
Valuation-related allowances	(16,568)
Deferred tax assets (total)	—
Deferred tax liabilities	
Loss on devaluation of investment in affiliate's shares	(30)
Unrealized holding gain on securities	(187)
Deferred tax liabilities (total)	(217)
Net deferred tax liabilities	(217)

(2) Breakdown of major causes of the significant difference between the effective tax rate and the actual rate of taxation after application of deferred tax accounting

As shown above, all valuation-related allowance is included as a deferred tax asset, and therefore the description on the causes of difference between the effective tax rate and the actual rate of taxation after application of deferred tax accounting is omitted.

(Translation)

Notes to retirement benefits

(1) Overview of retirement benefits system

The Company employs the Defined Benefit Pension Schemes System and the Retirement Lump Sum Grants System. Furthermore, in some cases, premium retirement benefits are paid upon the retirement of employees.

(2) Notes to liabilities for retirement benefits (as of March 31, 2008)

	(Millions of yen)
1) Liability for retirement benefits	20,773
2) Pension assets	(6,913)
3) Liability for retirement benefits without reserve (1 + 2)	13,859
4) Difference from accounting change	
5) Liability for unrecognized past service	
6) Actuarial difference in unrecognized items	(3,046)
	33
	(2,706)
7) Liability for employees' retirement benefits	8,139

(3) Notes to expenses for retirement benefits (from April 1, 2007 to March 31, 2008)

	(Millions of yen)
1) Expense for service	701
2) Expense for interests	385
3) Expected return	(205)
4) Paid difference from accounting change	435
5) Paid expense for past service	(14)
6) Paid actuarial difference	264
7) Expense for retirement benefits	1,566

(4) Notes to calculation of liabilities for retirement benefits, etc.

1) Periodical allocation of expected retirement benefits:	Periodical fixed standard
2) Discount rate	2.0%
3) Expected return	3.0%
4) Years relevant to the liability for retirement benefits: Liability for past service is stated pro rata to expenses from the fiscal year that it incurred, using a straight-line method based on determined years (5 years) within average remaining service years of the employees at the point when the cost incurred.	5 years
5) Years relevant to actuarial difference: Actuarial differences are to be charged pro rata to expenses from the following fiscal year using a straight-line method based on determined years (10 years) within average remaining service years of the employees when incurred.	10 years
6) Years relevant to difference from accounting change:	15 years

Leased fixed assets
There are no significant leased fixed assets. All fixed assets are as stated in the balance sheets.

Transactions with Affiliates

Attribute	Name of Organization	Ownership Ratio of Voting Rights	Relation to Affiliate	Content of Transaction	Transaction Amount (millions of yen)	Item	Balance as of Fiscal Year End
Subsidiary	Kenwood U.S.A. Corporation	Direct Ownership 100.0	Sales; Concurrent officers	Sales of Product (Note 1)	35,357	Accounts receivable	1,748
Subsidiary	Kenwood Electronics Technologies (S) Pte. Ltd.	Direct Ownership 100.0	Production; Concurrent officers	Purchase of Product (Note 2);	15,858	Accounts payable	299
				Receipt of dividend	304	—	—
Subsidiary	Kenwood Electronics Technologies (M) Sdn. Bhd.	Indirect Ownership 100.0	Production; Concurrent officers	Purchase of Product (Note 2)	29,964	Accounts payable	3,170
Subsidiary	Kenwood Nagano Corporation	Direct Ownership 100.0	Production; Concurrent officers	Purchase of Product (Note 2)	13,666	Accounts payable	1,320

Decision-making policies concerning the terms and conditions of transactions
(Note) 1. Terms and conditions concerning price, etc. are decided by price negotiation in view of market trends.
2. Terms and conditions concerning purchase of Company Products are decided by price negotiation in view of market trends.
3. Transaction amount does not include consumption tax and such. Consumption tax is included in the balance as of fiscal year end.

Share Information

Net asset amount per share: JPY86.69
Net income per share: JPY3.54

(Translation)

The Audit Report of the Independent Accounting Auditors on the Non-consolidated Financial Statements

Audit Report of the Independent Auditor

May 9, 2008

Kenwood Corporation
To: Board of Directors

Deloitte Touche Tohmatsu

Designated Partner, Executive Partner	Certified Public Accountant	Hiroshi Kawamura	(Seal)
Designated Partner, Executive Partner	Certified Public Accountant	Yasunari Kunii	(Seal)
Designated Partner, Executive Partner	Certified Public Accountant	Hideo Shirota	(Seal)

Deloitte Touche Tohmatsu has, based on the provision in Article 436 Clause 2-1 of the Corporate Act, conducted audits on the financial statements of Kenwood Corporation for April 1, 2007 to March 31, 2008, i.e., non-consolidated balance sheets, non-consolidated statement of income and non-consolidated statement of changes in shareholders' equity, and their supporting schedules. The responsibility to create these financial statements and their supporting schedules is on the business administrator, and it is the responsibility of Deloitte Touche Tohmatsu to express opinions on the financial statements and their supporting schedules from the standpoint of an independent body.

Deloitte Touche Tohmatsu conducted the audits in accordance with generally-accepted auditing standards in Japan. The standard of audits asks for a reasonable guarantee from the accounting auditor (Deloitte Touche Tohmatsu) that there is no material misstatement in the financial statements and their supporting schedules. The audits are conducted on the basis of an audit test, which includes reviewing the statements in the financial reports and their supporting schedules as a whole, including the accounting policy and its application employed by the business administrator and the evaluation of estimates performed by the business administrator. Deloitte Touche Tohmatsu concludes that a reasonable basis for giving an opinion has been provided as result of the audit. Deloitte Touche Tohmatsu approves that, in accordance with generally-accepted auditing standards in Japan, the above financial statements and their supporting schedules appropriately state the condition of assets and profit and loss of the period relevant to the financial statements and their supporting schedules, in all their crucial sense.

No material relationship to be stated based on the provision of the Certified Public Accountants Law exists between the Company and Deloitte Touche Tohmatsu or the Executive Partner.

END

(Translation)

The Audit Report of the Board of Statutory Auditors on the Non-consolidated Financial Statements

Audit Report on the Non-consolidated Financial Statements

The Board of Statutory Auditors, with regard to the exercise of function of the Directors in the 79th fiscal year from April1, 2007 to March 31, 2008, has created this audit report as the unanimous opinion of all Auditors, upon deliberation based on the individual audit reports created by the respective Auditors, and herein report as follows:

1. Method and Content of Audit by the Auditors and the Board of Statutory Auditors

The Board of Statutory Auditors:

Has set the policy for audits of the current fiscal year and the roles and duties of each Auditor, and has received reports on the state of auditing and the results from each Auditor, as well as receiving reports on the execution of the duties from the Directors of the Board and the accounting auditor and has requested explanation as necessary. Ordinary general meetings of the Auditors were, in principle, held once per one month, and the results of the audits conducted by each Auditor were communicated to the other Auditors, exchanging opinions as well as seeking a sharing of information. Furthermore, with regard to the results of investigative activities of the Auditors, the opinions were communicated to the relevant Directors, or representative of a division as necessary.

Each Auditor:

i) conformed to the Auditor's Audit Standard established at the meeting of the Board of Statutory Auditors, according to the policy for audits of the current fiscal year and their roles and duties, communicated with Directors of the Board, executive officers, management audit division (internal audit) and other employees from major divisions, strived for the collection of information and development of the audit environment, and attended the meetings of the Board of Directors and other important meetings. For the meetings of the Board of Directors, the content of the bill was investigated beforehand, and the course and result of deliberations were acknowledged with regard to the submitted bills and report. Furthermore, questions were asked and opinions were expressed as appropriate and as needed.

ii) received reports from the Directors of the Board and the executive officers concerning their state of exercise of functions, and requested explanations when necessary. At the same time, viewed important decision documents and investigated the state of business and assets at the head office and other major offices.

iii) continuously monitored and verified the content of the Board of Directors resolution concerning the establishment of the framework to ensure the conformity of Directors' exercise of function with laws and regulations and the Articles of Incorporation, and the state of development and operation of the framework established based on such resolution (internal control system).

iv) communicated and exchanged information with the Directors of the Board and Auditors of subsidiaries, as well as visit the subsidiaries when necessary to investigate the state of business and assets.

Based on the above methods, the Auditors reviewed the business report and their supporting schedules for 79th fiscal year.

With regard to the accounting audit, the "Overview of Audit Plan" has been submitted by the accounting auditor, and the Auditors held deliberations as well as received explanations of the audit plan. The result of the audit was reported by the "interim audit implementation report" at the end of the interim accounting period, and by the "audit implementation report" at the end of the current fiscal year.

Furthermore, the Auditors received reports and explanations on the state of exercise of function of the accounting auditor from the accounting auditor, as well as monitoring whether the accounting auditor was retaining its independence and conducting fair audit. When necessary, the Auditors also witnessed the visiting audits of the accounting auditor, and verified the content of the audits. Also, Auditors received notification from the accounting auditor that the "Framework to Ensure Fair Exercise of Function" (Article 159 of Corporate Calculation Regulation) is under development based on the "Quality Management Standard Concerning Audit" (October 28, 2005: Business Accounting Council), for which the Auditors requested explanation upon necessity. From the above method, the non-consolidated financial statements for 79th fiscal year has been reviewed.

Based on the above method, the Auditors reviewed the non-consolidated financial statements (non-consolidated balance sheets, non-consolidated statement of income and non-consolidated statement of changes in shareholders' equity) and their supporting schedules for 79th fiscal year.

(Translation)

2. Result of Audit

(1) Result of Audit for the Business Report

i) The Auditors approve that the business reports and their supporting schedules appropriately states the condition of the company, in accordance with laws and regulations and the Articles of Incorporation.

ii) The Auditors found no evidence of wrongful acts with regard to the exercise of function of the Directors or of serious breach of law and regulations or the Articles of Incorporation.

iii) The Auditors approve that the content of the resolution of the Board of Directors concerning the internal control system is appropriate. Furthermore, no issues were found with regard to the exercise of function of the Directors concerning the internal control system established and operated based on the relevant resolution of the Board of Directors.

(2) Result of Audit for the Financial Statements

The Board of Statutory Auditors approves that the method and result of audit by the accounting auditor, Deloitte Touche Tohmatsu is appropriate. Furthermore, no issues were found concerning the framework to ensure propriety of exercise of function of the accounting auditor.

END

May 10, 2008

Kenwood Corporation, Board of Statutory Auditors

Standing Statutory Auditor	Hideaki Kato	(Seal)
Standing Statutory Auditor	Osamu Hamada	(Seal)
Outside Auditor	Koichi Kurosaki	(Seal)
Outside Auditor	Shojiro Asai	(Seal)
Outside Auditor	Akihiko Washida	(Seal)

(Translation)

SHAREHOLDERS' MEMO

- Fiscal year	April 1 to March 31
- Ordinary general meeting of shareholders	Some time in June
- Record date with respect to voting rights to be exercised at the ordinary general meeting of shareholders	March 31
- Base dates for dividends of surplus	September 30 March 31 Dividends of surplus may be paid on base dates other than the above base dates.
- Administrator of shareholder registry	1-4-5 Marunouchi, Chiyoda-ku, Tokyo Mitsubishi UFJ Trust and Banking Corporation
Service location	1-4-5 Marunouchi, Chiyoda-ku, Tokyo Securities Agency Division, Mitsubishi UFJ Trust and Banking Corporation
Contact (Inquires/Sending address)	7-10-11 Higashisuna, Koutou-ku, Tokyo, 137-8081 Securities Agency Division, Mitsubishi UFJ Trust and Banking Corporation TEL: 0120-232-711 (toll-free)
Other Contacts	All national branches of Mitsubishi UFJ Trust and Banking Corporation
(Note) With the resolution at the meeting of the Board of Directors held on May 12, 2008, the administrator for shareholder registry will be changed to the Sumitomo Trust & Banking Co., Ltd. as of June 28, 2008.	
- Administrator of shareholder registry	4-5-33 Kitahama, Chuo-ku, Osaka The Sumitomo Trust & Banking Co., Ltd.
Service location	1-4-4 Marunouchi, Chiyoda-ku, Tokyo Stock Transfer Agency Department, The Sumitomo Trust & Banking Co., Ltd.
Contact (Inquires/Sending address)	1-10 Nikkoucho, Fuchu-shi, Tokyo, 183-8701 Stock Transfer Agency Department, The Sumitomo Trust & Banking Co., Ltd. (Telephone inquires) 0120-176-417 (Requests for procedural forms) 0120-175-417
Other Contacts	All national branches of the Sumitomo Trust & Banking Co., Ltd.
- Method of public notice	Public notice will be made electronically. However, in the event that electronic public notices are not available for reasons such as accidents or other contingencies, the public notice will be posted in the Nikkei (the Nihon Keizai Shimbun) published in the Tokyo area. Electronic public notices will be posted on our website: (http://www.kenwood.co.jp/)

<Contact>

Public and Investor Relations Office, Corporate Relations Division, Kenwood Corporation

Address: 2967-3 Ishikawamachi, Hachioji-shi, Tokyo, 192-8525

TEL: (042) 646-6724 (direct)

(Translation)

Forward-looking Statements

When included in this convocation notice, the words "will," "should," "expects," "intends," "anticipates," "estimates," and similar expressions, among others, identify forward-looking statements. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in this document. These forward-looking statements are made only as of the date of this document. JVC and KENWOOD expressly disclaim any obligations or undertaking to release any update or revision to any forward-looking statement contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based. Actual results may vary widely from forecasts due to the following factors: 1) drastic changes in economic conditions and product supply and demand in major markets (Japan, Europe, The Americas, Asia etc.), 2) changes in trade regulations and other regulatory changes in major domestic and international markets, 3) drastic changes in foreign exchange rates (yen-dollar, yen-euro etc.), 4) sharp moves in the capital markets, and 5) changes in social infrastructure caused by drastic changes in technology etc. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

END

Exhibit 99.3
Date: May 12, 2008
Publicly released: June 3, 2008

Victor · JVC
The Perfect Experience

Fiscal Term 119 Business Report

• April 1, 2007 to March 31, 2008


Victor

Victor Company of Japan, Limited

(Submission Document)

Business Report

(April 1, 2007 to March 31, 2008)

1. Matters Concerning the Current Status of the Corporate Group

(1) Course of Business and Performance Results

General Status

To outline the global economy during the consolidated fiscal year under review, in the United States, an economic slowdown suddenly took hold due to the subprime loan crisis, and personal consumption as well as housing demand slumped and corporate business conditions rapidly deteriorated. In Europe, mainly among the Euro nations, a steady undertone of economic expansion continued, but in the latter half of the term, the growth rate slowed due to high prices and a slump in internal demand. In Asia, although the US economic slowdown did have an effect, high growth rates continue to be maintained, mainly by China.

On the other hand, in Japan, while the underlying trend of a gradual economic recovery continued mainly due to external demand, increases in the price of goods due to the high price of resources, among them crude oil and the deteriorating income environment, have dulled personal consumption and concerns are being raised about the future economic climate.

In our AV (audio visual) industry, dominance of the market by a few major corporations is proceeding due to reorganization of distribution, selling prices on a global scale continue to decline and both inside and outside of Japan, competition in the digital AV electronics market has become even more intense.

In the foreign exchange market, compared to last year, the value of the yen rose sharply against the US dollar, and the yen tended to remain weak against the Euro.

In this context, within this corporate group, the ongoing operational reforms proceeded to the next stage and an operations reconstruction plan, Action Plan 2007, was implemented that focuses on promoting business structural reforms and operations revitalization reforms, involving all the companies. Specifically, in order to ensure growth and profitability, the business structures of all the companies were radically revised and the consumer device business and entertainment business, which are the DNA and identity of this company, as well as the commercial device business, were positioned as core businesses and concentrated reinforcement was planned. The other businesses were revamped field by field, and some were transferred in order to halt deteriorating the performances. In addition, in order to realize a muscular organizational structure and speedy operations, consideration was given to employment structural reforms, temporary revisions in salaries and benefits, implementation of comprehensive consolidation of headquarters divisions and overseas production facilities and early recovery of profitability.

However, within Japan and overseas, the effects were significant of a sluggish consumer device business, a decline in domestic commercial device sales and sluggish entertainment business due to intense competition in the market, and although growth in commercial devices, mainly in the US, and vehicle-mounted optical pickup remained stable, sales for the group this consolidated accounting term fell short at just over ¥658.4 billion (89% compared to last term, which was just over ¥742.6 billion). Profits were affected by sales declines and price reductions due to intense market competition for all divisions, but results of measures to reduce fixed expenses due to progress with structural reforms were significant and results of cost of goods improvements such as promotion of sales measures that emphasized profits, purchasing cost reductions and such, operating income was just over ¥3.2 billion (a loss of ¥5.6 billion was recorded last term) and it was possible to shift into the black for the first time in three terms.

With regard to ordinary profit and loss, as a result of posting a non-operating loss of just over ¥11.2 billion, a loss of just over ¥7.9 billion was posted (a loss of ¥11.6 billion was posted last term). In addition, with net profit and loss, extraordinary profits from real estate and securities sales were recorded, but extraordinary losses arose due to a decrease in fixed asset and structural reforms and with a reversal of deferred tax assets and such, unfortunately, a loss of ¥47.5 billion was incurred (just over 7.8 billion was posted last term).

Under such circumstances, we offer our sincerest apologies to our stockholders, since we will not be paying out a dividend.

Sales by division are as follows:

Business Segment	Amount (¥ million)	Ratio %	Comparison with previous year %
Consumer devices	469,500	71	86
Entertainment	71,125	11	86
Industrial devices	65,205	10	102
Electronic device	36,455	6	102
Others	16,161	2	92
Total	658,449	100	89
(Breakdown) Domestic	196,145	30	85
Overseas	462,303	70	90

(Note) The abovementioned figures are shown with any amount under ¥1 million rounded off. The percentages for structural ratios and comparisons with the prior year are shown with any fraction rounded off.

As of this term, segment categories were changed and the former Soft Media business was reorganized and included in the Entertainment business. This was to clearly show that the Entertainment business is positioned as a core business, and will replace the Soft Media business. Note that the Recording Media business category that used to include the former Soft Media business has been transferred to "Other."

Status by Division

Consumer Devices

Domestically, in addition to a drop in sales due to shrinking market for DVD recorders, the product lineup that include our mainstay camcorders, LCD televisions, audio equipment and such, were all hard hit by intense market competition and sales were below those of last year.

Overseas, on a local currency basis, LCD televisions remained steady in the Americas, AV accessories like headphones were favorably evaluated in the marketplace and showed considerable growth, but on the other hand, the market for CRT-based televisions shrank and sales of D-ILA rear projection televisions declined, so overall, sales were below last years'. In Europe, sales of CRT-based televisions decreased, while sales of camcorders and LCD televisions failed to grow, so weakness was felt across the board with all products. In Asia, car AV systems and LCD televisions showed growth, but CRT-based televisions and such fought an uphill battle.

As a result of the above, total sales for all divisions were just over ¥469.5 billion (86% compared to last year, which was just over ¥543.2 billion) and below sales for last year.

Entertainment

Due to considerable growth in the fee-based music download market, at Victor Entertainment, download sales increased over last term, but the package software market continued to shrink, and with the effects of delays in major product releases and the lack of medium-class hit products that should have covered the former, music package sales were below those of last term. At Teichiku Entertainment, the group of mainstay artist products and set plans for mail order routes and such did favorably, bring in sales above those of last term.

As a result of the above, total sales for all divisions were ¥71.1 billion (86% of last term, which was ¥82.3 billion).

Commercial Devises

Domestically, with the introduction of high added-value security cameras using direct drive mechanism and digital amps that make it possible to have reduce the footprint and reduce the power consumption of on-premises intercom systems, sales were enhanced. However, intense competition in the market for electronic equipment is having a significant effect, and although sales did grow in displays for businesses, overall, sales were below those of last term.

On the other hand, overseas, sales of high image quality D-ILA front projectors surpassed by a wide margin those of last term, mainly in the US, and remained favorable for mainly movie camera recorders and security cameras for the pro-market in response to hi-vision, and such.

As a result of the above, total sales for all divisions were ¥65.2 billion (102% of last term, which was ¥63.9 billion).

Electronic Devices

With elimination of the deflection yoke business, sales declined, but due to hologram development unique to this company, we are receiving high evaluation from the market of for our vehicle installed optical pickup, which has realized the highest heat durability and quality in the industry, and sales have increased. In addition, fluid bearing motors for thin, large capacity hard disk drives have also continued to do well.

As a result of the above, total sales for all divisions were just over ¥36.4 billion (102% of last term, which was ¥35.6 billion).

Other

With Recording Media, the general domestic market has continued to be favorable, but overseas and the market for businesses was a challenge. In addition, with interior furniture, sales were below those of last year. Total sales for all divisions were ¥16.1 billion (92% of last term, which was ¥17.5 billion).

(2) Status of Capital Investments, etc.

With capital investments, the company was strict in its selection of investment projects and invested a total of just over ¥7 billion.

Content of the main investments include an investment in the production facilities for motors for hard disk drives at JVC Components (Thailand) Co., Ltd. (production firm), investment in the production facilities for camcorders at the Yokosuka factory, investment in production facilities for camcorders at JVC Manufacturing Malaysia Sdn. Bhd. (production firm), investment in production facilities for car audio at P.T. JVC Electronics Indonesia (production firm) and such.

(3) Status of Fund Procurement

With fund procurement, in addition to allocations of new shares to a third party for ¥35 billion in August of last year, a total of ¥23 billion was procured by a 7th, 8th and 9th issuance of unsecured corporate bonds. The 5th unsecured corporate bonds were redeemed. Note that affiliated companies are procuring required funds from group capital and bank loans.

(4) Status of Business Transfers, Mergers and Newly Established Companies

This company, along with concentrating its management resources on its core businesses, in order to accelerate management reorganization by selection and consolidation of businesses, during this consolidated accounting fiscal term, implemented organizational restructuring and the content is as follows.

As of December 3, 2007, with the establishment of the new Victor Creative Media Co., Ltd., the Soft Media business was spun off.

As of March 31, 2008, with the merger of JVC Motor Co., Ltd., the motor business was spun off, and the same company and JVC Components (Thailand) Co., Ltd. were transferred to Japan Sangyo Partners Co., Ltd.

As of March 31, 2008, The Kit business was transferred to Meico Co., Ltd.

(5) Challenges

In the future, although the gradual economic growth that is being pulled along by the high growth in the various so-called BRICs countries can be expected to continue, due to the effects of spreading of global financial concerns rooted in the subprime mortgage crisis in the US, high crude oil prices as well as raw material prices, the increasing lack of transparency with regard to the future direction of economic conditions, concern over deteriorating psychological state of consumers, and even further intensification of competition in the digital AV home electronics market both domestically and overseas, we believe this will envelope this corporate group and the operating environment will become increasingly harsh.

In this context, at this corporate group, in addition to correcting operations as soon as possible, growth should be spurred by devising a new medium-term plan with its main points being "completion and continuation of structural reforms" and "promotion of a growth strategy," implementation and promotion of this plan, and the smooth involvement of the all companies.

In terms of structural reforms, with the LCD televisions business that has deteriorating profits, radical reforms were implemented including the reduction of the domestic consumer LCD television business and in Europe, ending of the company's own production. In addition, with an aim toward bringing all businesses into the black, along with promoting the vitality of the business portfolio, we have promoted financial quality improvements such as inventory quality improvements and reduction in interest bearing debt, and such in order to shift toward a highly profitable constitution. In terms of a growth strategy, we are concentrating organizational resources in growth businesses, reinforcing product development, conceiving and nurturing new product categories, and setting up plans for our next growth strategy.

In addition, even though this company received high evaluations from the market for our technology and products, it was not able to tie this into sales growth, so we will make every effort, in order to achieve organizational restructuring, to again reinforce its marketing activities, which has been one of its weak points. Besides aiming to shift from a "technology Victor" to a "technology and marketing Victor," we plan to revitalize Victor with "lifestyle-theme products which impart a sense of enjoyment and satisfaction to the lives of our customers."

We sincerely request of our stockholders your continued understanding and support.

(6) Statement of Assets and Profit & Loss

Items	2004 (116th Term) 4/1/04 ~ 3/31/05	2005 (117th Term) 4/1/05 ~ 3/31/06	2006 (118th Term) 4/1/06 ~ 3/31/07	2007 (119th Term) 4/1/07 ~ 3/31/08
Net sales (¥ million)	840,590	806.899	742,685	658,449
Operating profit (Δ indicates operating loss) (¥ million)	10,369	Δ 6,890	Δ 5,656	3,262
Ordinary income (Δ indicates ordinary loss) (¥ million)	7,282	Δ 15.038	Δ 11,695	Δ 7,951
Net income (Δ indicates net loss) (¥ million)	Δ 1,857	Δ 30,607	Δ 7,891	Δ 47,521
Net income per share (Δ indicates net loss) (yen)	Δ 7.71	Δ 120.50	Δ 31.07	Δ 147.09
Total assets (¥ million)	466,548	446,812	420,707	315,003
Net assets (¥ million)	158,235	136,289	133,786	114,126
Net assets per share (yen)	622.55	536.61	515.22	309.03

(Note)
1. The abovementioned figures are shown in the unit (¥ million) with any amount under ¥1 million rounded off. The percentages for structural ratios and comparisons with the prior year are shown with any fraction rounded off.
2. As of the 2006 fiscal term (Term 118), "Accounting standards for showing the net asset portion of the balance sheet" (Corporate Accounting Standards Committee, December 9, 2005, Corporate accounting standard no. 5) and "Applicable indicators for accounting standards and such for showing the net asset portion of the balance sheet" (Corporate Accounting Standards Committee, December 9, 2005, Corporate accounting standard no. 8) have been applied.

(7) Status of Parent Company and Main Subsidiary Companies

① Relationship with Parent Company

As if March 31, 2008, there is no such item.

As of August 10, 2007, with the third party new share allocation, Matsushita Electric Industrial Co., Ltd., which had been parent company to this company, has changed to another affiliate company.

② State of Important Subsidiaries

Name	Capital (¥ in millions/ foreign currency in thousands)	Ratio of the Company's Capital Contribution	Major Businesses
Victor Entertainment Inc.	¥6,310	100%	Planning, production and sales of audio software and video software
Victor Creative Media Co., Ltd.	¥1,100	100%	Manufacturing and sales of prerecorded optical disks
JVC Americas Corp. (USA)	$1,371	100%	Management of affiliates and sales in U.S. states (USA)
JVC America Inc. (USA)	$7	100% (100.0%)	Manufacturing and sales of CD and DVD software etc.
JVC Industrial America, Inc. (USA)	$155,000	100% (100.0%)	Manufacturing and sales of TVs
JVC Europe Limited (UK)	£44,976	100%	Management of affiliates and sales in Europe (U.K.)
JVC Manufacturing U.K. Limited (U.K.)	£10,000	100%	Manufacturing and sales of TVs
JVC France S.A.S. (France)	€4,545	100% (100.0%)	Sales of audiovisual products
JVC Deutschland GmbH (Germany)	€5,624	100%	Sales of audiovisual products
JVC (China) Investment Co., Ltd. (China)	$30,000	100%	Management of affiliates and sales in China (China)
JVC Asia Pte. Ltd. (Singapore)	SGD 40,250	100%	Management of affiliates and sales in Asia region (excluding China) (Singapore)
JVC Manufacturing Malaysia Sdn. Bhd. (Malaysia)	MYR 50,819	100% (1.6%)	Manufacturing and sales of audiovisual products
JVC Manufacturing (Thailand) Co., Ltd. (Thailand)	THB 900,000	100%	Manufacturing and sales of TVs
P.T. JVC Electronics Indonesia (Indonesia)	$32,400	100% (10.0%)	Manufacturing and sales of audiovisual products

(Note) The figure in the parentheses under capital contribution by this company shows the ratio for indirect ownership by this company.

③ Background to Corporate Mergers

In this business fiscal term, JVC Americas Corp. was merged and absorbed by US JVC Corporation. In addition, JVC (U.K.) Limited had its business transferred to JVC Europe Limited and is undergoing liquidation procedures. JVC Electronics Malaysia Sdn, Bhd will have its business consolidated with JVC Manufacturing Malaysia.

As of December 3, 2007, the Soft Media business will be spun off into the newly established Victor Creative Media Co., Ltd.

As of March 31, 2008, the motor business will be spun off and absorbed by JVC Motor Co., Ltd., and that company and JVC Components (Thailand) Co., Ltd. will be transferred to Japan Sangyo Partners Co., Ltd.

There are 69 consolidated subsidiary companies including the 14 important subsidiaries mentioned above in ②, and the summary of the consolidated statements is given in "1. (1) Business Background and Results."

④ Status of Corporate Tie-ups

As of July 24, 2007, this company concluded a capital and business tie-up agreement with Kenwood Corporation, and in conjunction with this, a technology development company, J&K Technologies Co., Ltd. was established, by the merger with Kenwood on October 1, 2007.

In addition, as of January 30, 2008, a basic agreement was reach with Funai Electric Co., Ltd., concerning a business tie-up involving joint production, mutual production consignment, joint development, mutual development consignment, etc. in the imaging equipment business field, mainly display devices.

Also, the main counterparts to technology tie-ups are: Funai Electric Co., Ltd., Toshiba Corporation, Sharp Corporation, MPEG LA, LLC (USA), Texas Instruments Inc. (USA), Eastman Kodak Company (USA), Dolby Laboratories Licensing Corp. (USA), Lucent Technologies International Sales, Ltd. (USA), Microsoft Corporation (USA).

⑤ Status of Other Important Corporate Mergers

Matsushita Electric Industrial Co., Ltd. holds 36.9% of the voting shares (133,227,330 shares) in this company, and this company purchases electronic parts and such from that company.

(8) Major Businesses

This corporate group has as its main business the production and sale of audio and visual devices, information and communication devices, audio, visual and data recording and reproduction media and recording media production. The main products of each business segment are as follows:

Business Segment	Key Products
Consumer electronics equipment	LCDs, projection TVs, CRT TVs, projector, digital video camera, video deck, DVD player/recorder, audio devices including MD, CD and DVD components etc., car AV systems
Entertainment	Music and video software such as CD and DVD
Industrial electronics equipment	Video surveillance equipment for business, business audio equipment, business video equipment, business projector
Electronic device	Motor, optical pickup, high-density build-up multi-layer substrate
Others	Recording media, home furniture, production facility etc.

(9) Main Offices and Factories

① Head Office

Moriyacho 3-12, Kanagawa-ku, Yokohama City, Kanagawa

② Research and Development Facilities

Research and Development Centers	Kurihama Technology Center	Yokosuka City, Kanagawa
	Technowing	Yokohama City, Kanagawa

③ Domestic Production Facilities

Manufacturing Facilities	Yokohama Plant	Yokohama City, Kanagawa
	Yokosuka Plant	Yokosuka City, Kanagawa
	Maebashi Plant	Maebashi City, Gunma
	Yamato Plant	Yamato City, Kanagawa
	Hachioji Plant	Hachioji City, Tokyo
	Mito Plant	Mito City, Ibaragi
Victor Isezaki Electronic Co., Ltd.		Isezaki City, Gunma
Victor Interior Furniture Co., Ltd.		Fukuroi City, Shizuoka
Victor Creative Media Co., Ltd.		Yamato City, Kanagawa

④ Domestic Sales and Other Locations

Offices	Bunkyo-ku and Minato-ku (Tokyo), Sendai, Saitama, Yokohama, Nagoya, Osaka, Hiroshima, Fukuoka
Victor Entertainment, Inc.	Minato-ku, Tokyo
JVC Entertainment, Inc.	Minato-ku, Tokyo

⑤ Overseas Production Facilities

JVC Manufacturing U.K. Limited	U.K.
JVC America, Inc.	USA
JVC Industrial de Mexico, S.A. de C.V.	Mexico
JVC Electronics Singapore Pte. Ltd.	Singapore
JVC Manufacturing Malaysia Sdn. Bhd.	Malaysia
JVC Manufacturing (Thailand) Co., Ltd.	Thailand
P.T. JVC Electronics Indonesia	Indonesia
JVC Beijing Electronic Industries Co., Ltd.	China
JVC Guangzhou Electronics Co., Ltd.	China

⑥ Overseas Regional Headquarters and Sales Main Offices

JVC Americas Corp	USA
JVC Europe Limited	U.K.
JVC ASIA Pte. Ltd.	Singapore
JVC (China) Investment Co., Ltd. (China)	China

(10) Status of Employees

① Number of Employees in the Corporate Group

Number of Employees	Number of increase/decrease in comparison with end of previous consolidated fiscal year
19,044	Decrease of 7,807 persons

② Status of Employees of Business Report Preparing Companies

Number of employees	Number of increase/decrease in comparison with end of previous consolidated fiscal year	Average age	Average years of service
4,423	Decrease of 2,067 persons	43.0	20.7

(Note) The number of employees has decreased from the prior fiscal term due to employment structure reforms and business transfers, etc.

(11) Major Borrowing Companies

Borrowing companies	Debt balance (¥ million)	Company shares held by borrowing companies	
		Number of shares (in thousands)	Investment ratio (%)
Sumitomo Mitsui Banking Corporation	5,415	1,801	0.50
The Sumitomo Trust & Banking Co., Ltd.	4,332	417	0.12

(Note) The above loans are based on commitment agreements.
The number of shares is shown rounded off if under 1000 shares. The capital ratio is shown rounded off at the third place after the decimal point.

2. Matters Concerning the Shares of the Company

(1) Total number of shares that can be issues 800,000,000 shares

(2) Total number of outstanding shares 361,923,058 shares

(Note) Due to third party new share allocation, this increased by 107,693,000 shares this term.

(3) Number of shareholders 18,220 persons

(4) Major shareholders (top 10 parties)

Name of shareholder	Stat of capital contribution	
	Number of shareholding (in thousands)	Ratio of capital contribution (%)
Matsushita Electric Industrial Co., Ltd.	133,227	36.84
Kenwood Corporation	61,539	17.02
HSBC Find Services SPARX Asset Management Corporation	23,776	6.58
HSBC Find Services SPARX Asset Management Limited US Client	22,378	6.19
The Dai-ichi Mutual Life Insurance Company	7,199	1.99
Japan Trustee Services Bank, Ltd. (Trust Account 4)	4,920	1.36
The Master Trust Bank of Japan (Trust Account)	4,775	1.32
Japan Trustee Services Bank, Ltd. (Trust Account)	3,433	0.95
Credit Swiss Securities Limited	3,412	0.94
Deutsche Bank AG London 610	2,271	0.63

(Note) The number of shares is shown rounded off if under 1,000 shares. The capital ratio is shown rounded off at the third decimal point. The capital ratio is calculated excluding treasury shares (314,084 shares).

3. Matters Concerning Warrants and New Share Subscriptions

No such matters.

4. Matters Concerning Company Executives

(1) Directors and Auditors (As of March 31, 2008)

Position	Name	Responsibilities
* President and Representative Director	Kunihiko Sato	
* Senior Managing Director	Masanori Hirabayashi	In charge of Business Restructuring and Manufacturing for Household Products
Managing Director	Yutaka Ichijo	In charge of Global Marketing, Corporate Communications, Business Affairs and Recording Media Business
Managing Director	Goro Saito	In charge of CS, Design, Logistics and Business Development
Managing Director	Ryuhei Nakazawa	In charge of AV Business, Global Strategic Procurement, Software Business; Representative Director, J&K Technologies Corp.
Director	Shingo Kawata	Deputy General Manager, Technology Development Division; General Manager, Products Technology Development Center, Technology Development Division; In charge of Production Engineering; General Manager, Production Engineering Division
Director	Yoshitaka Iriuchijima	In charge of Corporate Planning, and Investor Relations; General Manager, Components and Device Business Group
Director	Hiroyuki Takekura	General Manager, Professional Systems Business Group; In charge of System Products Sales Division and Business Solution Division
Director	Keiichiro Doi	In Charge of Technology and Intellectual Property; General Manager, Technology Development Division; In charge of ILA Center
Director	Hidetoshi Yoshida	President of European Company, JVC Europe Limited, JVC Logistics Europe N.V.
Director	Hiromi Minakawa	In charge of Display Business; General Manager, Display Category, Display Business Group
Director	Masaaki Takeda	In charge of Accounting and Finance, Corporate Facility Management, Information Systems, Affiliate Group Management; General Manager, Corporate Accounting and Finance Division; Managing Director, JVC FOREX (UK) LTD.
Director	Naomasa Mizuno	In charge of Human Resources, General Affairs, Legal, Corporate Ethics; General Manager, Human Resources Division; President and Representative Director, Victor Business Service Co., Ltd.
Auditor	Shigeharu Tsuchiya	(Standing Statutory Auditor)
Auditor	Kazuo Suetake	(Standing Statutory Auditor)
Auditor	Makoto Matsuo	Partner, Momo-O, Matsuo and Namba law firm
Auditor	Takaaki Nakagawa	Group Manager, Accounting Group, Matsushita Electric Industrial Co., Ltd.
Auditor	Noriyuki Shoyama	Standing Auditor, Shinsen Corporation

(Note) 1. Those marked with an * are representative directors.
2. Mr. Makoto Matsuo, Mr. Takaaki Nakagawa and Mr. Noriyuki Shoyama are external auditors as specified under Article 2, paragraph 16 of Corporation Law.

3. Mr. Kazuo Suetake, Auditor, has been in charge of accounting for this company for many years, and has considerable knowledge concerning finances and accounting.
4. Mr. Takaaki Nakagawa, Auditor, was in charge of accounting for Matsushita Electric Industrial Co., parent company to this company, for many years, and has considerable knowledge concerning finances and accounting.
5. During such business fiscal year, changes in matters concerning directors and auditors are as follows:

New Appointees (as of June 27, 2007)

Managing Director	Ryuhei Nakazawa
Director	Hiromi Minakawa
Director	Masaaki Takeda
Director	Naomasa Mizuno
Auditor	Shigeharu Tsuchiya

Change in position (as of June 27, 2007)

President and Representative Director	Kunihiko Sato (Previously Senior Managing Director)
Senior Managing Director	Masanori Hirabayashi (Previously Managing Director)

6. Subsequent to such business fiscal year, changes in matters concerning directors and auditors are as follows:

Changes in persons in charge (as of April 1, 2008)

Senior Managing Director	Masanori Hirabayashi	In charge of Business Restructuring
Managing Director	Goro Saito	In charge of Design, Logistics and Business Development
Director	Keiichiro Doi	In Charge of Technology and Intellectual Property; General Manager, Technology Development Division; In charge of ILA Center
Director	Hidetoshi Yoshida	In charge of Display Business; General Manager, Display Category, Display Business Group
Director	Hiromi Minakawa	In charge of Manufacturing for Household Products and CS

(2) Amount of Compensations of Directors and Statutory Auditors

Title	Number of relevant personnel	Amount of compensation (¥ in millions)
Director	13	150
Statutory Auditor	5	37
Total (Outside Officer)	18 (3)	187 (8)

(Note) The amount of compensation to directors that are both employees and directors does not include the salary portion for being an employee.

(3) Items concerning Outside Officers

① Outside Auditor Makoto Matsuo

Director in charge of business at another company and joint acts as an outside director at:

Astellas Pharma Inc.	Director (Part-time)
DEMEL JAPAN	Director (Part-time)
BURBERRY Japan	Statutory Auditor (Part-time)
AQUACAST Corporation	Statutory Auditor (Part-time)
Daiichi Showa	Statutory Auditor (Part-time)

Nike Japan Statutory Auditor (Part-time)
Billing System Corp. Statutory Auditor (Part-time)
CAPCOM Co., Ltd. Statutory Auditor (Part-time)

Status of main activities in such business fiscal term:

Of the total 14 board of directors' meeting held during the fiscal term, attended 10 meetings, and of the total 14 auditor meetings, attended 10 meetings and as required, gave his opinions as a specialist, mainly as an attorney.

② Outside Auditor Takaaki Nakagawa

A director in charge of business at another company and jointly acts as an outside auditor at:

GAMBA OSAKA Statutory Auditor (Part-time)
Panasonic Finance Japan Director (Part-time)

Status of main activities during this fiscal term:

Of the total 14 board of directors' meeting held during the fiscal term, attended 10 meetings, and of the total 14 auditor meetings, attended 11 meetings and as required, based on many years as an accountant, gave opinions mainly on finances and accounting.

③ Outside Auditor Noriyuki Shoyama

A director in charge of business at another company and jointly acts as an outside auditor at:

Shinsen Corporation Standing Auditor
Sogo Building Management Statutory Auditor (Part-time)

Status of main activities during this fiscal term:

Of the total 14 board of directors' meeting held during the fiscal term, attended 14 meetings, and of the total 14 auditor meetings, attended 14 meetings and as required, based on many years of experience, gave opinions mainly on finances and such.

Note that between this company and the outside auditors, an agreement is concluded that limits the compensation obligation pursuant to Article 423, Paragraph 1 of the Corporation Law, and based on such agreement, the limit on compensation is the highest amount of either ¥5 million or the minimum limit amount pursuant to the law.

5. Status of Accounting Audits

(1) Names of the Audit Firm
Azusa Audit Corporation

(2) Amount of Compensation to the Audit Firm This Fiscal Term.
① The compensation that this company should pay the audit firm pursuant to Article 2, paragraph 1 of the Certified Public Accounting law:

¥92 million

(Note) The accounting agreement between this company and the accounting firm does not make a distinction between an audit based on the Corporation Law and the amount of audit compensation based on the Financial Instruments and Exchange Law, and the abovementioned amount includes compensation and such for audits based on the Financial Instruments and Exchange Law.

② The total amount of profit on assets and other money that should be paid by this company and the consolidated subsidiaries of this company:

¥123 million

Among the important subsidiaries of this company, 12 companies besides JVC Amercias Corp. and JVC Europe Limited are audited (limited to those stipulated by the Corporation Law or Financial Instruments and Exchange Law (including law that are equivalent laws overseas)) by certified public accountants (including persons with equivalent qualifications overseas) other than the certified public accountants of this company.

③ Content of non-audit business

This company has consigned to Azusa Audit Corporation and pays for consulting and assets evaluation (related to the administration consolidation with Kenwood Corporation), which are businesses (non-audit businesses) other than the business pursuant to Article 2, paragraph 1 of the Certified Public Accountant Law.

(3) Method for Deciding to Dismiss or Not Rehire Account Auditors

When dismissal of an auditor is determined to be appropriate pursuant to any of the items under Article 340, paragraph 1 of the Corporation Law, this company will dismiss the audit firm by agreement of all the auditors.

In a case other than the above, when determined that a reason has arisen to interfere with conducting proper audits by public certified accountants, with the approval of the directors and audit committee, or by request of the audit committee, a resolution to dismiss or not rehire the auditors will be presented to the general shareholders' meeting.

6. Company Organization and Policy

Organization for Ensuring Proper Business
Matters resolved by the company as policy on devising an overall internal system are as follows.
(1) System for performance of the duties by directors is to ensure compliance with laws, regulations and the Articles of Incorporation
① Comply with the Brand Book that specifically specified the policies for implementing management concepts.
② Establish the "Executive Logic Regulations."
③ Decide on the Board of Directors' Regulations, and properly conduct audits of management decision making and performance of the duties of the directors.
④ The auditors, from an independent position, are to audit the status of the performance of duties by the directors.

(2) System for storing and managing information concerning the performance of duties by the board directors
① Prepare and store for perpetuity at the Main Office the minutes of the board of directors' meetings based on "Board of Directors' Regulations."
② Determine and clarify, with regard to the management of important information such as resolutions and finances, and the preparation and storage of documents, the "Basic Regulations on Information Security Management," "Regulations on Document Handling," and such.

(3) System of regulations and such concerning management of risk
① Determine the "Companywide Risk Management Regulations" as comprehensive regulations, and establish and clearly determine the responsibilities of the Compliance and Risk Management Committee, which is a companywide organization.
② Arrange for a "Disaster Manual" that determines management regulations according to the type of risk so as to proactively prevent various risks and to clarify the responses and recovery measures to be taken in the event that a risk arises

(4) System for ensuring the efficient performance of duties by the directors
① Clarify management goals by determining business plans and such, and verify the progress that is made in achieving said goals.
② Determine the "Board of Directors' Regulations" and "Resolution Regulations," and clarify the means for management decisions making.
③ Clarify the duties of the various divisions by "Division of Duties Regulations."

(5) System for ensuring that the performance of duties by employees complies with laws, orders and the Articles of Incorporation
① Enact the "Corporate Performance Standards" that is to indicate corporate philosophy and guide employee performance, determine executives in charge of corporate philosophy and divisions in charge of corporate philosophy, and strive to gain the thorough understanding of said standards by all employees including those at companies in and outside the group.
② Arrange for "Employment Regulations" and various internal regulations or guidelines, etc., and guide the performance of duties by employees.
③ Besides conducting audits, establish the "Corporate Ethics Help Line," determine the "Internal Communications Regulations" that encompass such, and arrange for an internal communications system.

(6) System for ensuring proper business practices by the corporate group that consists of this company and its subsidiaries
①Besides jointly having management concept and management policy with group subsidiaries, plan to expand the group subsidiaries subject to the Settlement Regulations, and make appropriate the business practices of the entire corporate group.
② Dispatch to the main group subsidiaries executives and business managers, and ensure appropriate business practices.
③ Have audits of the group subsidiaries conducted by the internal inspection division.

(7) System for employees that support the performance of duties by auditors, and matters concerning the independence of employees from the directors
① Establish an "Auditors' Office" to support the audit business, and assign specialized employees.
② The auditors are to conduct personnel training of the specialized employees in the "Auditors' Office," and assignments are to be discussed beforehand with the auditors.

(8) System for having the directors and employees report to the auditors and other systems for reporting to the auditors

① Auditors are to attend the Board of Directors' meetings, management meetings and other important meetings, and receive reports.
② Directors and head office division general managers are to regularly or as needed report on the status of performance of their duties.
③ The auditors, based on the annual audit plan including what is stated above, are to conduct audits of the various business locations and companies inside and outside the group and take report interviews.
④ Using the "Auditor Notification System," devise a system by which employees directly notify the Audit Committee of illegal acts and matters of concern involving accounts and audits.

(9) System for ensuring that audits by the auditors are effectively conducted
① The directors, in accordance with the audit plan enacted by the auditors, are to devise a system that ensures that the audits are effectively conducted.
② The representative directors and the auditors are to meet regularly to ensure mutual understanding of decisions.
③ The directors are to prepare an environment for the performance of the duties of the auditors by planning communication with the legal division, accounting division, internal audit division and external specialized parties, etc.

(10) System for ensuring proper financial reporting
① A system is to be devised for ensuring appropriate financial reporting by the corporate group comprised of this company and its subsidiaries based on the Financial Instruments and Exchange Law and related laws and regulations.
② Arrangements for the system for ensuring proper financial reporting and its implementation are to be regularly evaluated and improved.

End

Consolidated Balance Sheets
(As of March 31, 2008)

(¥ in millions)

Assets		Liabilities	
Current assets	**220,890**	Current liabilities	**151,460**
Cash and cash equivalents	43,434	Trade notes and accounts payable	48,910
Trade notes and accounts receivable	82,404	Short term bank borrowings	27,045
Inventories	78,467	Current portion of long-term debt	80
Deferred tax assets	2,896	Current portion of bond s	960
Others	16,628	Accrued expense	56,385
Allowance for doubtful receivables	Δ 2,939	Income taxes payable	1,859
Fixed assets	**93,331**	Deferred tax liabilities	205
Tangible fixed assets	64,307	Accrued warranty cost	4,236
Buildings and structures	21,357	Allowance for sales return	1,554
Machinery and moving equipments	9,175	Others	10,222
Land	22,586	Fixed liabilities	**49,416**
Others	11,187	Corporate bonds	41,560
Intangible fixed assets	3,980	Accrued pension cost	5,506
Investments and other assets	25,043	Liability for employee's retirement benefits	269
Investment securities	3,402		
Long-term loan	648	Deferred tax liabilities	357
Deferred tax assets	1,158	Others	1,723
Prepaid pension cost	11,983	Total Liabilities	**200,876**
Others	8,557		
Allowance for doubtful receivables	Δ 706	Net Assets	
Deferred assets	**781**	Shareholders' equity	**125,853**
Bond issuing expenses	636	Paid-in capital	51,615
Stock issuing expenses	145	Capital surplus	84,716
		Earned surplus	Δ 10,249
		Treasury stock	Δ 228
		Valuation and translation adjustment etc.	**Δ 14,107**
		Other marketable securities valuation difference	424
		Deferred hedge gain and loss	89
		Foreign currency translation adjustment	Δ 14,621
		Minority interest	**2,380**
		Total Net Assets	**114,126**
Total Assets	315,003	Total Liabilities and Net Assets	**315,003**

(Note) The above amounts were rounded off if under ¥1 million.

Consolidated Statement of Income
(From April 1, 2007 to March 31, 2008)

(¥ in millions)

Net sales		**658,449**
Cost of sales		**436,524**
Gross profit		**221,924**
Selling, general and administrative expenses		**218,662**
Operating profit		**3,262**
Non-operating profit		**2,405**
Interests and dividends income		1,829
Others		575
Non-operating expense		**13,619**
Interest expense		4,634
Foreign exchange loss		2,158
Others		6,826
Ordinary loss		**7,951**
Extraordinary profit		**15,612**
Gain from sale of fixed asset		11,202
Gain on sales of investment securities		4,233
Others		176
Extraordinary loss		**39,742**
Cost on employment structural reform		15,002
Loss due to impairment		8,715
Loss on disposal of obsolete inventories		3,613
Cost on business structure reform of affiliated companies		2,685
Foreign exchange loss resulting from capital reduction of overseas affiliated companies		2,598
Loss resulting from sale of Circuit Business		2,118
Loss on liquidation of affiliated companies		1,253
Loss on sale of contribution to affiliated companies		461
Loss on sale and disposal of fixed assets		1,417
Provision for retirement allowances from previous year		365
Others		1,511
Current net loss before taxes		**32,082**
Corporate tax, corporate inhabitant tax and corporate enterprise tax		3,803
Corporate tax and other adjustment		11,674
Loss of minority shareholders		38
Current net loss		**47,521**

(Note) The above amounts were rounded off if under ¥1 million.

Consolidated Statement of Changes in Shareholders' Equity
(From April 1, 2007 to March 31, 2008)

(¥ in millions)

	Shareholder Equity				
	Paid-in capital	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	34,115	67,216	37,273	Δ219	138,386
Changes during consolidated fiscal year					
New share issuance	17,500	17,500			35,000
Net income			Δ47,521		Δ47,521
Acquisition of treasury stocks				Δ11	Δ11
Disposition of treasury stocks			Δ1	2	1
Changes (net amount) of items other than shareholders' equity during fiscal year					
Total changes during the fiscal year	17,500	17,500	Δ47,523	Δ9	Δ12,532
Balance as of March 31, 2008	51,615	84,716	Δ10,249	Δ228	125,853

	Valuation and translation adjustments				Minority shareholders' holdings	Total net assets
	Valuation differential on other securities	Deferred hedge gain and loss	Foreign currency translation adjustment	Total valuation and transaction adjustment		
Balance as of March 31, 2007	2,655	766	Δ10,967	Δ7,545	2,946	133,786
Changes during consolidated fiscal year						
New share issuance						35,000
Net income						Δ47,521
Acquisition of treasury stocks						Δ11
Disposition of treasury stocks						1
Changes (net amount) of items other than shareholders' equity during fiscal year	Δ2,231	Δ676	Δ3,654	Δ6,561	Δ565	Δ7,126
Total changes during the fiscal year	Δ2,231	Δ676	Δ3,654	Δ6,561	Δ565	Δ19,659
Balance as of March 31, 2008	424	89	Δ14,621	Δ14,107	2,380	114,126

(Note) The above amounts were rounded off if under ¥1 million.

Notes to Consolidated Financial Statements

1. Key points serving as the basis for the preparation of consolidated financial statements

(1) Scope of consolidations

① Status of consolidated subsidiaries

- Number of consolidated subsidiaries: 68 companies
- Names of key consolidated subsidiaries: Victor Entertainment Inc.
  Victor Service & Engineering Co., Ltd.
  JVC Americas Corp., JVC Europe Ltd.

② Status of non-consolidated subsidiaries

- Name of key non-consolidated subsidiaries: Victor Industries Co., Ltd.
  JVC Tongguang Beijing Technical Centre
- Reason for exclusion from consolidated group: The non-consolidated subsidiaries are all very small and the total of their total assets, total of their sales, total of the amounts corresponding to interest in net income, and total of the amounts corresponding to their interest in earned surplus will, respectively, have minimal impact on consolidated total assets, consolidated sales, consolidated net income, and consolidated earned surplus, and, moreover, even as a whole, the amounts will not have a significant effect on consolidated financial statements.

(2) Matters related to application of equity method

① Status of non-consolidated subsidiaries and related companies to which the equity method is applied

- Number of non-consolidated subsidiaries and related companies accounted for by the equity method: 1 company
- Name of key company: J&K Technologies Co., Ltd.

② Status of non-consolidated subsidiaries or related companies not accounted for by the equity method

- Name of key company: Victor Industrial Co., Ltd.
  JVC Tongguang Beijing Technical Centre
- Reason not accounted for by the equity method: The total of amounts corresponding to the interests of non-consolidated subsidiaries and related companies not accounted for by the equity method in net income and the total of amounts corresponding to their interests in consolidated earned surplus will, respectively, have minimal impact on consolidated net income, and consolidated earned surplus, and, moreover, even as a whole, the amounts will not have a significant effect on consolidated financial statements.

(3) Matters related to changes in consolidated scope and scope of application of equity method

① Changes in consolidated scope

Starting from the consolidated accounting fiscal year under review, Victor Creative Media Co., Ltd., and JVC Optical Components (Thailand) Co., Ltd. are included in consolidated ranks. Victor Creative Media Co., Ltd. was founded as a spin-off of the Software Media Operations Division. In addition, regarding JVC Optical Components (Thailand) Co., Ltd., it was established, spun off from the optical pick-up division of JVC Components (Thailand) Co., Ltd., with the exclusion of JVC Components (Thailand) Co., Ltd. from the consolidated ranks.

In addition, in the consolidated fiscal year under review, the five companies of US JVC Corp., JVC Austria GmbH, JVC Korea Co., Ltd., Fujian JVC Electronics Co. Ltd., and JVC Components (Thailand) Co., Ltd., were excluded from the scope of the consolidated ranks. US JVC Corp. was merged into JVC Americas Corp.; JVC Austria GmbH was merged into JVC

International (Europe) GmbH; JVC Korea Co., Ltd. was Liquidated; Fujian JVC Electronics Co., Ltd., was sold; and JVC Components (Thailand) Co., Ltd., was sold accompanying the spin-off of operations from this company's motor operations, and as a result these companies were removed from the scope of consolidated firms.

② Changes in the scope of equity method application

From this consolidated accounting fiscal year, J&K Technologies Co., Ltd., is included among affiliates to which the equity method applies. J&K Technologies was founded through joint investment between this company and Kenwood Corp. in the consolidated accounting fiscal year under review and as it corresponds to an affiliate, it was included among affiliates to which the equity method applies.

(4) Matters related to the operating fiscal year of consolidated subsidiaries

Among consolidated subsidiaries, there are seven companies in addition to JVC (China) Investment Co., Ltd., with settlement dates of 31 December. In preparing the consolidated financial documents, for these consolidated subsidiaries, a method is employed in which a financial statement that is prepared on the basis of a preliminary settlement implemented on the consolidated settlement date is used.

(5) Accounting standards

① Valuation standards and methods for key assets	
a) Other marketable securities	
• Securities with fair market values	Fair-market value method on the basis of the market value at the end of the consolidated fiscal year (Valuation differences are handled according to the total net asset direct inclusion method and sales cost is calculated according to the moving average method)
• Securities without fair market values	Cost method according to the moving average method
b) Derivative valuation standards	Fair market value method
c) Valuation standards and valuation methods for inventory assets	Chiefly cost method on the basis of the gross average method
② Method for depreciation of key fixed assets	
a) Tangible fixed assets	Chiefly according to the declining-balance method on the basis of durable years (reducing durable years according to the Corporate Tax Law by 20–40%) determined in consideration of economic or functional circumstances of assets, but a portion of consolidated subsidiaries are according to the straight-line method.
b) Intangible fixed assets	
• Software	Software integrated in products for sale is according to the straight-line method on the basis of the anticipated salable period by product group (within 3 years), giving consideration to trends in the anticipated sales volume in the life cycle of related products, and for in-house use software, according to the straight-line method on the basis of the usable period in the company (3–5 years).
• Other intangible assets	According to the straight-line method.
③ Method of accounting for deferred assets	
a) Corporate bond issuance expenses	Corporate bond issuance expenses are handled through equal depreciation over the corporate bond issuance period.
b) Stock issuance expenses	Stock issuance expenses are depreciated according to a straight-line method over 3 years.
④ Accounting standards for chief allowances	
a) Allowance for doubtful receivables	An anticipated non-recoverable amount is provided for in consideration of the past rate of irrecoverable debt for general claims and in consideration of the individual possibility for recovery for specific claims, such as claims for which there are concerns about the possibility of recovery.

b) Allowance for investment valuation	For stock without a fair-market value and related to non-consolidated subsidiaries and non-equity method firms, this is set using the low amount of the actual value of the concerned stock. Note that in the consolidated balance sheet, it is displayed by subtracting the concerned allowance from stock included in investment marketable securities.
c) Allowance for product warranties	This is set using an amount calculated on the basis of past uncharged service rates for products sold.
d) Allowance for sales return	This is set using an anticipated sales return loss calculated on the basis of past sales return rates for products sold such as compact discs, music tapes, and video discs.
e) Allowances for retirement benefits	To provide for employee retirement benefits, an amount recognized as having arisen at the end of the consolidated fiscal year under review on the basis of retirement benefit liabilities and pension assets at the end of the consolidated fiscal year under review is recorded. Note that differences at the time of accounting standard changes are to be charged as prorated expenses over 15 years. Actuarial differences are to be charged as prorated expenses from the respective following consolidated fiscal year using a straight-line method based on determined years (10 years) within average remaining service years of the employees when incurred. Past service costs are calculated using a straight-line method based on determined years (10 years) within average remaining service years of the employees at the point the cost was incurred.
f) Allowance for compensation to retired directors	To provide for payments of compensation to retired directors for whom payment is forecast at the time of director retirement, an anticipated consolidated accounting fiscal year end payment on the basis of bylaws is recorded.

⑤Standards for converting to domestic currency major foreign-currency backed assets or liabilities

Foreign-currency-backed money claims and obligations are converted to Japanese yen according to the spot exchange market on the consolidated settlement date, and conversion differences are treated as profits or losses. Note that the assets and liabilities of foreign-based consolidated subsidiaries are converted to yen according to the spot exchange market on the consolidated settlement date, and earnings and expenses are converted to Japanese yen according to the average market during the term, and conversion differences are recorded, included in foreign currency translation adjustment and minority interests under net assets.

⑥Processing method for major lease transactions

For finance least transactions other than cases in which ownership of the leased property is considered to have transferred to the borrower, recording is based on the method of accounting for general lease transactions.

⑦Method of major hedge accounting

a) Method of hedge accounting	Deferral hedge accounting is employed. Designation is applied when exchange contracts meet the requirements of designation, and exceptional accounting is applied when the interest rate swap and interest cap meet the requirements of exceptional accounting.

b) Hedge means and object of hedging

Hedge means	Object of hedging
Exchange contract and currency option	Foreign currency receivables and payables and anticipated foreign currency transactions
Interest swap	Corporate bond interest
Interest cap	Corporate bond interest

c) Hedging policy	Exchange-rate-fluctuation risks and interest-rate-fluctuation risks are hedged on the basis of bylaws. As a rule, for exchange contracts and currency options, long-term contracts of over a year are not carried out and only contracts of actual demand are implemented.

d) Hedging effectiveness valuation methods	The valuation of effectiveness is made with an awareness of the strong interrelationship between the market fluctuations and cash flow that are the object of hedging and the hedging means.

⑧Other important points for the preparation of consolidated financial statements

- The handling of consumption tax and the like is according to the tax-exclusion method.

(6) Matters related to valuation of assets and liabilities of consolidated subsidiaries

The valuation of assets and liabilities of consolidated subsidiaries is according to a partial market value method.

(7) Changes in accounting policies

To date, compensation to retired directors has been treated as an expense at the time of payment, but it was concluded that expense apportionment over the period that the director is in office would contribute to the optimization of term revenues and so accompanying the public announcement of "Handling in audits matters related to reserves according to the Special Taxation Measures Law and allowances or reserves as well as allowances for retired directors on the basis of special law" (Audit/Guarantee Business Committee Report No. 42), this company switched to a method whereby on the basis of bylaws, the anticipated amount to be paid at the end of the term is recorded as a allowance from the consolidated fiscal year under review.

As a result of this change, out of ¥457 million in allowance provisions, ¥92 million incurred in the consolidated fiscal year under review was recorded as selling, general, and administrative expenses and ¥365 million corresponding to past fiscal year amount was recorded as an extraordinary loss.

(8) Changes in display method

(Consolidated profit and loss statement)

The financial importance of "foreign exchange loss," which was included in "other" of non-operating expenses through the previous consolidated accounting fiscal year, rose and thus from the consolidated accounting fiscal year under review, this company provided a category notation. Note that the "foreign exchange loss" for the previous consolidated accounting fiscal year was ¥701 million.

2. Notes to Consolidated Balance Sheet

(1) Accumulated depreciation of tangible fixed assets: ¥252,046 million

(2) The amount recorded in the consolidated balance sheet for investment marketable securities is an amount from which ¥75 million in investment valuation allowance has been subtracted.

(3) Security held

In investment marketable securities ¥916 million in loan securities is included and the amount of ¥756 million received as its security is recorded as other current liabilities.

(4) Guarantee obligations

Obligation guarantee contracts

Guaranteed party	Guaranteed amount (¥ in millions)	Content of guaranteed obligation
Employees	1,416	Home loans and the like
JVC Europe Limited	2,642	Lease guarantee obligations
JVC Technology Centre Europe GmbH	410	Lease obligations
JVC Trading (Shanghai) Co., Ltd.	80	Borrowing obligations
	2,235	Borrowing obligations
Total	6,786	

(5) Export exchange note discount amount: ¥71 million

3. Notes to Consolidated Statement of Changes in Shareholders' Equity

Matters related to total of outstanding shares

Type of stock	No. of shares at end of previous consolidated fiscal year (thousands share)	Increase in number of shares in the fiscal year under review (thousands share)	Decrease in the number of shares in the fiscal year under review (thousands share)	No. of shares at the end of the fiscal year under review (thousands share)
Common stock	254,230	107,693	—	361,923

Note: The increase of 107,693,000 shares in the total outstanding shares of common stock was due to an increase through issuance via a private placement.

4. Notes on Per-Share Information

① Net asset amount per share: ¥309.03

② Net income amount per share: ¥147.09

5. Notes on Major Subsequent Events

(1) Regarding the termination of the operation of a consolidated subsidiary

A resolution was made at the Board of Directors meeting on April 25, 2008 that JVC Manufacturing U.K. Limited, which is a subsidiary of this company, would end manufacturing activities.

(Reason for the decision)

The concerned subsidiary was founded in December 1987 as a manufacturing site for television-related consumer products for the European region, and to date, it had been producing cathode-ray tube televisions, liquid-crystal televisions, and the like.

However, with the rapid shift to liquid-crystal televisions over the past few years, competition has heated up and prices have declined and accompanying the decline in prices, profitability has worsened and it was determined that continuing production in the U.K. would be difficult in the future and so it was decided that production would end at the end of July 2008. Note that, with the closure, production of liquid-crystal televisions for the region in the future will be moved to Eastern Europe through subcontracting.

(Outline of the concerned subsidiary)

(1) Company name: JVC Manufacturing U.K. Limited

(2) Location: East Kilbride, U.K.

(3) Capital: 10,000 thousand pounds

(4) Content of operations: Production of liquid-crystal televisions, cathode-ray televisions, and the like

(Effect of this event on profit and loss)

We accounted for special losses totaling ¥2,658 million resulting from fixed-asset impairment losses, inventory-valuation losses and the like, accompanying the termination of manufacturing activities of this subsidiary in the fiscal 2007 consolidated statement.

(2) Regarding the resolution on business combination with Kenwood Corp.

This company decided to sign a combination agreement with Kenwood Corp., having accepted the final agreement on the establishment of a jointly owned holding company through a stock transfer with the company and on business combination at its board of directors meeting on May 12, 2008.

(Purpose of the concerned stock transfer)

This company decided on the concerned stock transfer for the purpose of expanding the limited collaboration to date in development, production, and procurement in the areas of automobile electronics and home audio products, which have been the joint operations to date, to other current operations areas and new operation areas and to new activity areas such as marketing and sales, and along with maximizing synergistic effects, expanding global corporate value with the two companies as one and engaging in the creation of new corporate value, and working toward the establishment of the position of a dedicated manufacturer leading the world AV industry guided by a new integrated vision.

(Outline of the stock transfer method and allocations related to stock transfer and other stock transfer plans)

① Method of the stock transfer

This company and Kenwood Corp. are to carry out a joint stock transfer on October 1, 2008 and will transfer to a joint holding company to be newly established all of the outstanding shares of both companies and will become wholly owned subsidiaries of the joint holding company, and to the shareholders of this company and Kenwood Corp., the joint holding company is to assign shares to be issued at the time of the stock transfer. However, during the unfolding of procedures in the future, there will be instances in which the companies will, upon discussion, alter the schedule or combination form.

② Ratios related to stock transfer

For each share of this company, 2 shares of the joint holding company will be issued and for each share of Kenwood Corp., 1 share of the joint holding company will be issued. However, in cases in which there are major changes in the various conditions that serve as the foundation for calculation, this may be changed upon discussion between both companies.

③ Schedule for stock transfer

Record date for regularly scheduled general shareholders' meeting	March 31, 2008
Board of directors meeting for stock transfer approval	May 12, 2008
Combination agreement signing	May 12, 2008
Stock transfer plan formulation	May 12, 2008
General shareholders' meeting (regular) for stock transfer approval	June 27, 2008
Date of delisting from Osaka Securities Exchange	End of July 2008 (scheduled)
Date of delisting from Tokyo Stock Exchange	September 25, 2008 (scheduled)
Registration date for joint holding company establishment (effective date)	October 1, 2008 (scheduled)
Listing date for shares of joint holding company	October 1, 2008 (scheduled)
Share transfer date	End of November 2008 (scheduled)

(Outline of the company to be newly established through the stock transfer)

(1) Trade name	JVC Kenwood Holdings, Inc.
(2) Address of head office	3-12 Moriya-cho, Kanagawa-ku, Yokohama City, Kanagawa Prefecture
(3) Names of representatives	Chairman: Haruo Kawahara President: Kunihiko Sato
(4) Capital	¥10 billion
(5) Content of operations	Support and management of the business activities of the concerned companies by owning shares and interests in companies that run automobile electronics operations, home & mobile electronics operations, administrative system operations, and entertainment operations.

(Outline of accounting processes accompanying this stock transfer)

This share transfer will be treated as an acquisition under the accounting standards for business combination and will be subject to purchase method accounting and thus assets and liabilities of this company, which is will be subjected to purchase, are expected to be recorded at the market price in the consolidated financial statements of the joint holding company.

6. Other notes

(1) Notes to the consolidated balance sheet

Financial restrictions

This company has signed syndicate loan agreements with partner banks in order to efficiently procure operational funds.

Commitment agreements through syndicate loans

The balance of borrowings at the end of the consolidated fiscal year under review are as noted below:

Total of commitment lines	¥30,000 million
Balance of borrowings	¥9,747 million
Balance of amount not yet borrowed	¥20,253 million

The below-noted financial restrictions are attached to the above-noted agreements.

- The total amount of shareholders' equity (capital, capital surplus, earned surplus, treasury stock) in the consolidated balance sheet on the final day of March 2008 is to be maintained at ¥120 billion or greater.

(2) Notes to the consolidated profit and loss statement

Impairment loss

In the consolidated fiscal year under review, this company's group (this company and consolidated subsidiaries) recorded impairment losses as for the below-noted asset groups.

Location	Use	Type	Amount (¥ in millions)
① Content of impairment loss of this company			
(A) D-ILA rear-projection television operations			
Yokohama City, Kanagawa Prefecture	Idle assets	Buildings	56
		Structures	0
		Machinery	6
		Tools and equipment	12
		Metal molds	98
		Intangible fixed assets	1
		Total	177
Yokosuka City, Kanagawa Prefecture	Idle assets	Buildings	22
		Structures	3
		Machinery	355
		Tools and equipment	54
		Metal molds	164
		Intangible fixed assets	0
		Lease assets	15
		Total	615
D-ILA rear-projection television operations		Impairment loss Total	793

(B) Audio operations			
Maebashi City, Gunma Prefecture	Operating assets	Structures	8
		Machinery	3
		Tools and equipment	14
		Metal molds	437
		Intangible fixed assets	108
		Lease assets	70
Audio operations Impairment loss Total			644
(C) Display operations			
Yokohama City Kanagawa Prefecture	Operating assets	Buildings	95
		Machinery	31
		Tools and equipment	38
		Metal molds	1,659
		Intangible fixed assets	41
		Lease assets	42
		Total	1,909
Yokosuka City Kanagawa Prefecture	Operating assets	Buildings	9
		Structures	0
		Machinery	15
		Tools and equipment	57
		Metal molds	400
		Lease assets	13
		Total	495
Display operations Impairment loss Total			2,405
(D) Recording media operations			
Mito City, Ibaraki Prefecture	Operating assets	Machinery	1,267
		Vehicle and transport equipment	0
		Tools and equipment	56
		Metal molds	25
		Intangible fixed assets	6
		Lease assets	4
Recording media operations Impairment loss Total			1,361
(E) DVD pick-up operations			
Yamato City, Kanagawa Prefecture	Idle assets	Machinery	548
		Metal molds	176
DVD pick-up operations Impairment loss Total			724
(F) DVD operations			
Yokohama City Kanagawa Prefecture	Idle assets	Machinery	18
		Total	18
Yokosuka City, Kanagawa Prefecture	Idle assets	Machinery	123
		Metal molds	249
		Total	373
DVD operations Impairment loss Total			392
This company Impairment loss Total			6,321

① Content of impairment losses of related companies

(G) D-ILA rear-projection television operations			
San Diego, California, U.S.A.	Idle assets	Machinery	104
		Tools and equipment	127
		Metal molds	217
		Total	449
Tijuana, Mexico	Idle assets	Structures	49
		Machinery	1
		Tools and equipment	11
		Total	63
Beijing, China	Idle assets	Tools and equipment	12
		Metal molds	1
		Total	13
D-ILA rear-projection television operations		Impairment loss Total	526
(H) Display operations			
Isesaki City Gunma Prefecture	Operating assets	Buildings	131
		Structures	0
		Machinery	19
		Tools and equipment	2
		Intangible fixed assets	0
		Total	153
East Kilbride, Scotland, U.K.	Operating assets	Buildings	333
		Structures	130
		Machinery	524
		Vehicles and transport equipment	1
		Tools and equipment	188
		Metal mold	518
		Intangible fixed assets	17
		Total	1,713
Display operations	Impairment loss Total		1,866
Consolidated subsidiaries	Impairment loss Total		2,393
Impairment loss	Total		8,715

(Details of arrival at confirmation of impairment loss)

(1) D-ILA rear projection television operations

This company and consolidated subsidiaries recorded an impairment loss on fixed assets that became idle assets accompanying the decline in the operational rate of assets of D-ILA rear-projection television operations.

(2) Audio operations

This company concluded that due to rapid changes in the market, sales will decline, recovery of profitability will be delayed, and the future cash flow of the concerned operations will be below the book value amount of the concerned asset group and so reduced the book value to an amount for which recovery is possible and recorded it as an impairment loss.

(3) Display operations

Due to factors such as halt in cost declines for liquid-crystal panels and an increase in cost burdens for development investments in the midst of accelerated sales price declines accompanying an expansion the market, this company concluded that the future cash flow of the same operations will be below the book value amount of the concerned asset group and so reduced the book value to an amount for which recovery is possible and recorded it as an impairment loss. In addition, domestic and European consolidated subsidiaries reduced the book value of the concerned assets to a recoverable amount through restructuring of operations and reorganization of production sites and recorded the concerned reduced amount as an impairment loss.

(4) Recording media operations

Due to low-pricing strategies of foreign manufacturers and sharp rises in prices for raw materials, this company concluded that the future cash flow of the same operations will be below the book value amount of the concerned asset group and so reduced the book value to a recoverable amount and recorded it as an impairment loss.

(5) DVD pick-up operations

This company recorded an impairment loss with respect to specialized equipment that became idle accompanying the revamping of operation strategies in the area of DVD pick-ups.

(6) DVD operations

This company recorded an impairment loss with respect to assets that became idle accompanying the revamping of development strategies in DVD operations.

(Method of asset grouping)

Regarding operating assets, this company carries out grouping considering units for ascertaining revenues and expenditures and units for business management, taking the segments by operation type as the foundation. In addition, for idle assets, this company carries out grouping by the individual item and for the head office and the like takes this as common assets as there is no production of an independent cash flow. Note that for consolidated subsidiaries, this company carries out grouping chiefly on the basis of accounting units.

(Method of calculating recoverable amounts)

For idle assets, because they are not deemed recoverable, this company reduces the book value amount fully and records the concerned reduced amount as an impairment loss. For operating assets, this company measures according to the net selling price or value in use, calculated rationally. With value in use, with the future cash flow negative, the recoverable amount is valued as 0.

(3) Concerning business combination

1. Regarding the motor business spin off

(1) Name of company to which operations were spun off, content of the spun-off operations, chief reason for spinning off operations, spin-off date, and overview of operations spin-off including legal form

① Name of company to which operations were spun off

Japan Industrial Partners, Inc.

② Content of spun-off operations

Manufacture, sale, and related technology development of spindle motors installed with HDDs and FDDs

③ Chief reason for spinning off operations

On the basis of this company's "Action Plan 2007" for business reconstruction, this company carried out the spin-off of operations as part of radical structural reform in parts operations.

④ Date of business spin-off

March 31, 2008

⑤ Overview of operation spin-off, including legal form

This company spun off motor operations to JVC Motor Co. Ltd., which this company founded as a wholly owned subsidiary, and subsequently, this company transferred all the shares to a new company that Japan Industrial Partners, Inc. founded.

(2) Outline of accounting processes implemented

① Amount of transfer profit or loss ¥89 million

② Type of compensation Cash

③ Assets that pertain to the transferred operations and the liability book value and its breakdown

Assets		¥21,617 million
(Major categories)	Current assets	¥14,227 million
	Fixed assets	¥7,390 million
Liabilities		¥16,930 million
(Major categories)	Current liabilities	¥16,373 million
	Fixed liabilities	¥556 million

*The above-noted transfer profit or loss is recorded as "other" in extraordinary profits.

*In the above-noted transfer profit or loss a fixed-asset impairment loss of ¥16 million is included.

*There is a possibility that the transfer profit or loss will be adjusted in accordance with the applicable terms of the transfer agreement.

(3) In segment by type of operation, the name of the operation category in which the spun-off operations are included

Electronic devices operations

(4) Estimates of profit and loss related to the spun-off operations as recorded in the consolidated profit and loss statement for the consolidated fiscal year under review

Sales	¥24,957 million
Operating profit or loss	△ ¥867 million

2. Regarding the spin-off of circuit operations

(1) Name of company to which operations were spun off, content of the spun-off operations, chief reason for spinning off operations, spin-off date, and overview of operations spin-off including legal form

① Name of company to which operations were spun off

Meiko Co., Ltd.

② Content of spun-off operations

Design, manufacture, sales, and related technology development of high-density built-up multilayer substrates (VIL) substrates

③ Chief reason for spinning off operations

On the basis of this company's "Action Plan 2007" for business reconstruction, this company carried out the spin-off of operations as part of radical structural reform in parts operations.

④ Date of business spin off

March 31, 2008

⑤ Outline of operation spin-off, including legal form

We transferred the inventory assets and fixed assets of circuit operations that this company owns to Meiko Co., Ltd.

(2) Outline of accounting processes implemented

① Amount of transfer profit or loss △ ¥2,118 million

② Type of compensation Cash

③ Assets that pertain to the transferred operations and the liability book value and their breakdown

Assets		¥1,155 million
(Major categories)	Inventory assets	¥298 million
	Fixed assets	¥857 million
Liabilities		-- million

*The above-noted transfer profit or loss is recorded as "loss accompanying circuit operations sale" in extraordinary losses.

*In the above-noted transfer profit or loss, a fixed asset impairment loss of ¥194 million is included.

(3) In segment by type of operation, the name of the operation category in which the spun-off operations are included
Electronic devices operations

(4) Estimates of profit and loss related to the spun-off operations as recorded in the consolidated profit and loss statement for the consolidated fiscal year under review

Sales	¥3,340 million
Operating profit or loss	△ ¥1,670 million

3. Transactions under joint control

(1) Name of company to which operations were spun off, content of the spun-off operations, chief reason for spinning off operations, spin-off date, and overview of spin-off operations including legal form

① Name of company to which operations are to be spun off
Victor Creative Media Co., Ltd.

② Content of spun-off operations
Development, manufacture, sale, and incidental operations for recorded optical discs

③ Chief reason for the operation spin-off
This company carried out the operation spin-off in order to carry out mobile and agile sales, to construct an alliance within the industry, and increase service capabilities for customers in an effort to ensure a stable customer base as well as to ensure collaboration with different types of industries such as network business and to ensure new customers, technology, and human resources in the area of software media.

④ Date of business spin off
December 3, 2007

⑤ Outline of operation spin-off, including legal form
This company implemented as a jointly controlled transaction a simple break up, taking this company as the break-up company and Victor Creative Media Co., Ltd., which was founded as a wholly owned subsidiary of this company, as the successor company.

(2) Outline of accounting processes implemented
As this corresponds to a jointly controlled transaction, it will be disposed of as an internal transaction.

(3) Assets, liabilities, and net assets of successor company

Assets		¥5,016 million
Liabilities		¥2,816 million
Net Assets	Capital	¥1,100 million
	Capital reserves	¥1,100 million

End

Balance Sheets
(As of March 31, 2008)

(¥ in millions)

Assets		Liabilities	
Current assets	**112,732**	**Current liabilities**	**106,873**
Cash and cash equivalents	16,567	Trade notes	2,333
Trade notes receivable	3,251	Accounts payable	39,187
Accounts receivable	32,503	Short term bank borrowings	9,747
Products	24,839	Current portion of bonds	960
Work in process	2,069	Accounts payable	1,883
Raw material and inventory	6,489	Income taxes payable	259
Accounts receivable	23,098	Accrued expense	25,418
Shirt-term loan to affiliated companies	3,422	Deferred tax liabilities	130
		Advance	458
Others	1,085	Deposits received	20,118
Allowance for doubtful receivables	Δ 594	Accrued warranty cost	1,173
Fixed assets	**127,292**	Notes payable on equipment	154
Tangible fixed assets	29,088	Provision for loss on investment to affiliated companies	1,905
Buildings	10,085		
Structures	247	Provision for loss on affiliated company guarantee	3,144
Machinery and equipments	2,349		
Vehicle and moving equipment	1	**Fixed liabilities**	**43,116**
Tool, apparatus and fixtures	3,612	Corporate bonds	41,560
Land	10,086	Accrued pension cost	584
Allowance for construction in progress	2,705	Liability for employee's retirement benefits	149
Intangible fixed assets	3,073	Provision for loss on investment to affiliated companies	407
Investments and other assets	95,131		
Investment securities	2,316	Deferred tax liabilities	225
Stock of affiliated companies	71,554	Lease asset impairment account	189
Capital contribution	6	Total Liabilities	**149,989**
Capital contribution to affiliated companies	5,370	Net Assets	
Long-term loan	117	Shareholders' equity	**90,297**
Long-term prepaid expenses	2,722	Paid-in capital	51,615
Const on annuity in advance	10,978	Capital surplus	84,716
Others	2,225	Additional paid-in capital	84,716
Allowance for doubtful receivables	Δ 188	Earned surplus	Δ 45,805
Deferred assets	**781**	Earned surplus reserve	5,463
Bond issuing expenses	636	Other earned surplus reserves	Δ 51,268
Stock issuing expenses	145	Reduction entry reserve	659
		Free reserve fund	33,650
		Earned surplus carried forward	Δ 85,577
		Treasury stock	Δ 228
		Valuation and translation adjustment etc.	**519**
		Other marketable securities valuation difference	328
		Deferred hedge gain and loss	190
		Total Net Assets	**90,817**
Total Assets	240,807	Total Liabilities and Net Assets	**240,807**

(Note) The above amounts were rounded off if under ¥1 million.

Statement of Income
(From April 1, 2007 to March 31, 2008)

(¥ in millions)

Net sales	**330,743**
Cost of sales	**251,048**
Gross profit	**79,694**
Selling, general and administrative expenses	**77,979**
Operating profit	**1,715**
Non-operating profit	**3,015**
Interests and dividends income	2,952
Others	63
Non-operating expense	**9,506**
Interest expense	1,688
Foreign exchange loss	1,912
Others	5,905
Ordinary loss	**4,774**
Extraordinary profit	**14,455**
Gain from sale of fixed asset	10,573
Gain on sales of investment securities	3,805
Others	75
Extraordinary loss	**48,500**
Cost on employment structural reform	14,184
Loss due to impairment	6,321
Foreign exchange loss resulting from capital reduction of overseas affiliated companies	2,598
Loss resulting from sale of motor business	2,443
Loss resulting from sale of Circuit Business	2,118
Loss from affiliated companies securities revaluation	5,251
Provision on reserve for loss on guarantee to affiliated companies	3,144
Provision on reserve for loss on investment to affiliated companies	1,768
Loss on sale of contribution to affiliated companies	1,729
Loss on sale and disposal of fixed assets	919
Provision for retirement allowances from previous year	262
Others	7,757
Current net loss before taxes	**38,820**
Corporate tax, corporate inhabitant tax and corporate enterprise tax	1,395
Corporate tax and other adjustment	**10,238**
Current net loss	**50,453**

(Note) The above amounts were rounded off if under ¥1 million.

Statement of Changes in Shareholders' Equity
(From April 1, 2007 to March 31, 2008)

(¥ in millions)

	Shareholders' equity							
	Paid-in capital	Capital surplus	Retained earnings				Treasury stock	Total shareholders' equity
		Additional paid-in capital	Earned surplus reserve	Other earned surplus reserves				
				Reduction entry reserve	Free reserve fund	Earned surplus carried forward		
Balance as of March 31, 2007	34,115	67,216	5,463	399	33,650	Δ 34,862	Δ 219	105,762
Changes during the consolidated fiscal year								
New issue of stock	17,500	17,500						35,000
Reduction entry reserve				259		Δ259		--
Net earnings						Δ 50,453		Δ 50,453
Acquisition of treasury stocks							Δ 11	Δ 11
Disposal of treasury stocks						Δ 1	2	1
Changes (net amount) other than shareholders' equity during the fiscal year								
Total changes during the fiscal year	17,500	17,500	--	259	--	Δ 50,714	Δ 9	Δ 15,464
Balance as of March 31, 2008	51,615	84,716	5,463	659	33,650	Δ 85,577	Δ 228	Δ 90,297

	Adjustment gains and losses			Total net assets
	Other marketable securities valuation difference	Loss on deferred hedge	Total adjustment gains and losses	
Balance as of March 31, 2007	2,232	670	2,902	108,664
Changes during the consolidated fiscal year				
New issue of stock				35,000
Reduction entry reserve				--
Net earnings				Δ 50,453
Acquisition of treasury stocks				Δ 11
Disposal of treasury stocks				1
Changes (net amount) other than shareholders' equity during the fiscal year	Δ 1,903	Δ 479	Δ 2,383	Δ 2,383
Total changes during the fiscal year	Δ 1,903	Δ 479	Δ 2,383	Δ 17,847
Balance as of March 31, 2008	328	190	519	90,817

(Note) The above amounts were rounded off if under ¥1 million.

Individual Notes

1. Significant Accounting Policies

(1) Valuation standard and method for marketable securities

① Affiliated company shares: Stated at cost determined by the moving average method

② Other marketable securities

- With fair market value: Stated using the market value method based on the average market value at fiscal yearend (All valuation differences are posted directly to shareholders' equity, and the cost of securities sold is computed by the moving average method);

- Without fair market value: Stated at cost determined by the moving average method.

③ Evaluation standard and evaluation method for derivatives: Market value method

④ Evaluation standard and evaluation method for inventories: Stated at cost determined by the gross average method

(2) Depreciation method for fixed assets

① Tangible fixed assets: The declining balance method based upon the range of useful life determined in consideration mainly of the economic and functional status of the asset (20% -- 40% shorter than the range of useful life as provided in the Corporate Tax Law)

② Intangible fixed assets

- Software: Product-integrated software is stated according to the straight line method based on the expected sales period (3 years or less) of the product line, taking into consideration the expected sales volume during the relevant product lifecycle, while software for internal use is amortized by straight line method over the usable period (3~5 years) regard to internal use.

- Other intangible fixed assets: Straight line method

(3) Treatment of deferred assets

① Debenture-issuing expense: Depreciated by the straight line method during the term of the debenture

② Share-issuing expense: Depreciated by the straight line method over 3 years

(4) Accounting method for allowances

① Allowance for doubtful receivables: The estimated amounts projected to be uncollectible are stated by considering the probability of collectability of the debt of certain doubtful accounts according to the loan loss ratio for general debt.

② Investment evaluation allowance: Established based upon the lowest actual value of shares of affiliated companies without market value. This allowance is deducted from the shares of affiliated companies on the balance sheet.

③ Allowance for product warranties: Established using a figure calculated based upon the actual rate of free warranty service on products sold.

④ Allowance for employees' retirement benefits: To provide for employees' retirement benefits, the amount of liability for employee retirement benefits to be present in the current consolidated fiscal year end is posted based on the projected amount for same as of the current consolidated fiscal year end. The difference due to changes in accounting standards is charged pro rata over 15 years. Actuarial differences are to be charged pro rata to expenses from the respective following consolidated fiscal year using a straight-line method based on determined years (10 years) within average remaining service years of the employees when incurred. Past service cost is to be charged pro rata to expenses from the consolidated fiscal year that it was incurred, using a straight-line method based on a determined number of years (10 years) within average remaining service years of the employees at the point when the cost incurred.

⑤ Allowance for directors' retirement benefits: To provide for directors' retirement benefits, the projected amount as of the current consolidated fiscal year end based on internal regulations is posted.

⑥ Allowance for loss on guarantees of affiliated company obligations: To provide for losses due to performance of guarantees of obligations, the projected amount of loss coverage taking the financial status of affiliated companies is posted.

⑦ Allowance for loss on investment in affiliated companies: To provide for losses projected to occur in regard to investment in affiliated companies, the projected amount of loss coverage taking the financial status of affiliated companies is posted.

(5) Accounting for lease transactions

Finance lease transactions- other than cases in which the ownership of the leased property is considered to have transferred it to the borrower- are recorded based on the method of accounting employed for general lease transactions.

(6) Method of hedge accounting

① Method of hedge accounting: Deferred hedge accounting is employed for hedge accounting. Deferred hedge accounting is applied to exchange contracts when they meet the requirements for such accounting. Exceptional accounting is employed for interest rate swaps or interest rate caps when they meet the exceptional accounting requirements.

② Means and subjects of hedging

Hedging means	Subjects of hedging
Exchange contracts and currency options	Receivables and payables in foreign currency; planned foreign currency transactions
Interest rate swaps	Interest paid on bonds
Interest rate swaps	Interest paid on bonds

③ Hedging policy: Foreign exchange fluctuation risk and interest rate fluctuation risk are hedged in accordance with company rules. Long-term exchange or currency option contracts exceeding one year are as a general rule not executed, with company policy being to execute contracts only in relation to actual demand.

④ Hedging effectiveness valuation method: Confirmation of a high degree of correlation between market fluctuations of the subject of hedging, cash flow and the hedging means is conducted in evaluating the effectiveness of hedging.

(7) Other matters fundamental to the creation of the consolidated financial statements

Accounting of consumption tax: The tax excluded method is used.

(8) Accounting policy changes

Directors' retirement benefits were previously treated as expenses at the time they were paid out. Nevertheless, it was determined that distributing the expense over the period of service of the director would contribute to improving term P/L, and therefore, in conjunction with the announcement of "treatment in audits related to reserves provided under the Special Taxation Measures Law, allowances and reserves provided under special laws, and allowances for directors' retirement benefits," beginning in the current fiscal year the change was made to posting the projected amount as of the current consolidated fiscal year end based on internal regulations.

Also, of the ¥321 million carried over for the current fiscal year, ¥58 million occurring in the current fiscal year is posted as sales expense or general management expense, while the prior period amount of ¥262 million is posted as a special loss.

(9) Changes in display format

① Short-term loans to affiliated companies

"Short-term loans to affiliated companies," which had been included in "Other" under Liquid Assets through the previous financial year, shall be categorized as "Short-term loans to affiliated companies" from the current fiscal year forward due to its increased importance in terms of amount. "Short-term loans to affiliated companies" included in "Other" under Liquid Assets in the previous financial year was ¥877 million.

② Allowance for loss on investment in affiliated companies

"Allowance for loss on investment in affiliated companies," which had been included in "Other" under Liquid Assets through the previous financial year, shall be categorized as "Allowance for loss on investment in affiliated companies" from the current fiscal year on due to its increased importance in terms of amount. "Allowance for loss on investment in affiliated companies" included in "Other" under Liquid Assets in the previous financial year was ¥543 million.

2. Notes to Balance Sheet

(1) Cumulative depreciation of tangible fixed assets ¥143,243 million

(2) Shares of affiliated companies

This is the amount after deduction of the investment evaluation allowance, with the amount deducted being ¥26 million.

(3) Security held

Investment in securities includes loaned investment securities of ¥916 million, with ¥756 million received as security deposits on this posted as current liabilities deposits.

(4) Export exchange note discount amount ¥80 million

(5) Contingent obligations

Employee portion	¥1,416 million
Affiliated company portion	¥115,704 million
Total for agreements on guarantees of obligations	¥117,121 million

Guarantees on obligations are in place for the following affiliated companies in regard to loans, exchange contracts, leases, etc. from financial institutions:

Warrantee	Guarantee amount (¥ million)	Details of guaranteed liability
JVC Americas Corp.	18,821	Loan obligations, other
JVC FOREX (UK) LIMITED	11,495	Loan obligations, foreign exchange contracts, other
JVC ASIA Pte. Ltd.	10,925	Loan obligations, foreign exchange contracts, other
JVC (UK) LIMITED	9,797	Loan obligations, other
JVC Deutschland GmbH	6,493	Loan obligations, leases, other
JVC ESPANA S.A.	4,949	Loan obligations, other
JVC Investment Co., Ltd. (China)	4,785	Loan obligations, other
29 other companies	48,439	Loan obligations, other
Total	115,604	--

(6) Receivables and obligations in regard to affiliated companies are as follows:

① Short-term receivables ¥37,399 million
② Short-term obligations ¥42,124 million
③ Long-term receivables ¥806 million

(7) Financial covenants

The Company has concluded syndicate loan agreements with its main bank for effective operating fund procurement.

Commitment agreement based on syndicate loan

The outstanding loan balance at the end of the current fiscal year is as follows:

Total amount of commitment line	¥30,000 million
Outstanding loan balance	¥9,747 million
Remaining commitment line	¥20,253 million

The following covenant is attached to the above agreements:

- The total amount of net assets in the consolidated balance sheets as of the end of the March 2008 term (capital, capital surplus, retained earnings, own stock) shall be maintained at ¥120 billion or more.

3. Notes to Profit and Loss Statement

(1) Volume of business with affiliated companies

Sales	¥174,943 million
Purchases	¥140,354 million
Volume of business other than sales or purchases	¥5,080 million

(2) Losses due to impairment

The Company posted the following losses due to impairment for the following asset groups in the current fiscal year:

Location	Use	Type	Amount (¥ in millions)
(1) D-ILA Rear projection television business			
Yokohama City, Kanagawa Prefecture	Idle assets	Buildings	56
		Structures	0
		Equipment	6
		Tools, instruments, and fixtures	12
		Molds	98
		Intangible fixed assets	1
		Total	177
Yokosuka City, Kanagawa Prefecture	Idle assets	Buildings	22
		Structures	3
		Equipment	355
		Tools, instruments, and fixtures	54
		Molds	164
		Intangible fixed assets	0
		Lease assets	15
		Total	615
D-ILA Rear projection television business losses due to impairment: Total			793

(2) Audio business			
Maebashi City, Gunma Prefecture	Business property	Buildings	8
		Equipment	3
		Tools, instruments, and fixtures	14
		Molds	437
		Intangible fixed assets	108
		Lease assets	70
Audio business losses due to impairment: Total			644
(3) Display business			
Yokohama City, Kanagawa Prefecture	Business property	Buildings	95
		Equipment	31
		Tools, instruments, and fixtures	38
		Molds	1,659
		Intangible fixed assets	41
		Lease assets	42
		Total	1,909
Yokosuka City, Kanagawa Prefecture	Business property	Buildings	9
		Structures	0
		Equipment	15
		Tools, instruments, and fixtures	57
		Molds	400
		Lease assets	13
		Total	495
Display business losses due to impairment: Total			2,405
(4) Recording media business			
Mito City, Ibaragi Prefecture	Business property	Equipment	1,267
		Rolling stock	0
		Tools, instruments, and fixtures	56
		Molds	25
		Intangible fixed assets	6
		Lease assets	4
Recording media business losses due to impairment: Total			1,361
(5) DVD pick-up business			
Yokohama City, Kanagawa Prefecture	Idle assets	Equipment	548
		Molds	176
DVD pick-up business losses due to impairment: Total			724
(6) DVD business			
Yokohama City, Kanagawa Prefecture	Idle assets	Equipment	18
		Total	18
Yokosuka City, Kanagawa Prefecture	Idle assets	Equipment	123
		Molds	249
		Total	373
DVD business losses due to impairment: Total			392
Losses due to impairment gross total			6,321

(Background leading to recognition of loss due to impairment)

(1) D-ILA rear projection television business
The loss due to impairment was posted for fixed assets that became idle in conjunction with the reduction of the operating rates of assets used in the D-ILA rear projection television business.

(2) Audio business
Sales diminished due to rapid market changes, and the recovery of profitability lagged. It was determined that the future cash flow for this business would fall below the book value for this asset group, so the book value was reduced to a recoverable level, and the loss due to impairment was booked.

(3) Display business
LCD panel costs ceased falling in the midst of the rapid drop in selling prices accompanying the growth of the market, while the burden of development investment costs increased. These factors led to the determination that the future cash flow for this business would fall below the book value for this asset group, so the book value was reduced to a recoverable level, and the loss due to impairment was booked.

(4) Recording media business
Aggressive price cutting by foreign makers and the jump in materials prices led to the determination that the future cash flow for this business would fall below the book value for this asset group, so the book value was reduced to a recoverable level, and the loss due to impairment was booked.

(5) DVD pick up business
Loss due to impairment was booked for specialized facilities that became idle in conjunction with revision of the business strategy for the DVD pick up business.

(6) DVD business
Loss due to impairment was booked for specialized facilities that became idle in conjunction with revision of the development strategy for the DVD business.

(Asset grouping method)
Grouping is made for business assets according to segments differentiated by the type of business, taking into consideration the units for monitoring income and expenditure and the business administration assessment units. In addition, grouping is conducted individually for idle assets, which are designated joint assets when they do not produce a standalone cash flow for the Company.

(Method for calculating recoverable amounts)
The book values of idle assets are reduced by their full amount because they are designated unrecoverable, and the respective amount of reduction is booked as loss due to impairment. Estimates for business assets are made based upon rationally calculated net saleable prices or utility values. The utility value represents a minus for future cash flow, so in that case the recoverable amount is valued at zero.

4. Notes to Statement of Changes in Shareholders' Equity

Items concerning number of own shares

Type of stock	Number of shares at close of previous fiscal year (thousand shares)	Increase in number of shares in the current fiscal year (thousand shares)	Reduction of number of shares in the current fiscal year (thousand shares)	Number of shares at the end of the current fiscal year (thousand shares)
Common stock (Note)	281	35	3	314

(Note) The increase in own stock of 35,000 shares represents the purchase of odd lots, while the reduction of 3,000 is from the sale of odd lots.

5. Notes to tax effect

Breakdown of major causes of deferred tax assets and liabilities

(Deferred tax assets)	¥ in millions
Inventory asset valuation	2,923
Unpaid expenses	5,724
Depreciation	6,965
Affiliated company investment, etc.	18,389
Loss carried forward	27,104
Other	3,335
Deferred tax assets subtotal	64,441
Valuation reserve	Δ61,852
Deferred tax assets total	2,589

(Deferred tax liabilities)	
Pension costs paid in advance	Δ2,321
Other marketable securities valuation difference	Δ225
Deferred hedge P/L	Δ130
Advanced depreciation reserve	Δ267
Deferred tax liabilities total	Δ2,944
Net deferred tax liabilities	Δ355

6. Notes to fixed assets used through leasing

(1) Year-end acquisition cost amounts, cumulative depreciation amounts, cumulative loss amounts, and term-end balances

(¥ in millions))

	Acquisition cost amount	Cumulative depreciation amount	Cumulative loss amount	Term-end balance
Equipment and devices	1,171	758	51	361
Tools, instruments, and fixtures	4,296	2,174	134	1,987
Intangible assets	106	57	3	44
Total	5,574	2,990	189	2,394

(2) Unexpired lease fees at year-end

Within 1 year	¥1,089 million
Over 1 year	¥1,531 million
Total	¥2,621 million

(3) Main items, other than the above, pertaining to leases

(Loss due to impairment)

An unexpired lease fee impairment including interest paid (¥146 million) was recognized and booked in fixed liabilities as lease asset impairment.

7. Notes to transactions with affiliates

Attribute	Name of company	Address	Capital or capital contribution (Unit: ¥ in millions/ foreign currency in thousands)	Nature of business or occupation	Voting rights (by shareholder) Share (%)	Relationship details		Transaction content	Transaction amount (Unit: ¥ in millions)	Category	Term-end balance (Unit: ¥ in millions)
						Concurrent officer, etc.	Business relationship				
Main shareholder	Kenwood Co., Ltd.	Hachioji City, Tokyo	11,059	AV equipment mfg and sale	17.0	-	-	Allocation of new shares to third party	20,000	Capital Capital reserves	10,000 10,000

Subsidiary	JVC Manufacturing UK Limited	East Kilbride, Scotland, UK	STG £10,000	Mfg and sales of display equipment	100.0	2 concurrent	Contract manufacturing of Company products	Loss from support of subsidiary (Note 1)	1,593	Subsidiary debt guarantee loss reserve	3,144
Subsidiary	JVC Americas Corp.	Wayne, NJ, USA	US$ 1,371	Control and wholesale in US (America)	100.0	-	Sales of Company products	Debt guarantee, loan obligations, other	-	-	18,821
Subsidiary	JVC FOREX (UK) Limited	London, UK	STG £ 1,000	Fund settlement work in Europe	100.0	1 concurrent	Fund settlement work in Europe	Debt guarantee, loan obligations, FOREX contracts, other	-	-	11,495
Subsidiary	JVC ASIA Pte. Ltd.	Singapore	S$ 40,250	Control and wholesale in Asian region (Sing.)	100.0	-	Sales of Company products	Debt guarantee, loan obligations, FOREX contracts, other	-	-	1,0925
Subsidiary	JVC (UK) LIMITED	London, UK	STG £ 11,000	Wholesale (England)	100.0	1 concurrent	Sales of Company products	Debt guarantee, loan obligations, other	-	-	9,797
Subsidiary	JVC Deutschland GmbH	Friedberg, Hessen, Germany	Euro 5,624	Wholesale (Germany)	100.0	1 concurrent	Sales of Company products	Debt guarantee, loan obligations, leases, other	-	-	6,493
Subsidiary	JVC ESPANA S.A.	Barcelona, Spain	Euro 1,803	Wholesale (Spain)	100.0	1 concurrent	Sales of Company products	Debt guarantee, loan obligations, other	-	-	4,949
Subsidiary	JVC (China) Investment Co., Ltd.	Beijing, China	US$ 30,000	Control and wholesale in China (China)	100.0	3 concurrent	Sales of Company products	Debt guarantee, loan obligations, other	-	-	4,785

* In addition to the above, debt guarantees are in place for 29 other foreign affiliated companies.

(Note 1) A portion of the management guidance fees due the Company from JVC Manufacturing UK Limited, which suffered reduced profitability, was forgiven.

8. Notes to per-share information

① Net assets per share ¥251.15

② Net losses per share this term ¥156.17

9. Notes to post-balance sheet events

(1) Cessation of operations by subsidiary

The decision was made at the April 25, 2008 Board of Directors meeting to cease operations at JVC Manufacturing UK Limited, the Company's British subsidiary.

(Reasons for the decision)

This subsidiary was established in December 1987 as the production base for TV-related products for Europe, and up to now had been producing Braun tube and LCD TVs. In recent years there has been a rapid shift to LCD TVs, and profitability has worsened as market competition has become heated, with a consequent drop in prices. It was determined that continuing production within Great Britain would be difficult, and production was ceased as of the end of July 2008. As a result, production of LCD TVs for the region has shifted to contractors in Eastern Europe.

(Outline of the subsidiary)

(1) Company name: JVC Manufacturing UK Limited
(2) Address: Great Britain, East Kilbride
(3) Capital: 10,000,000 GB pound
(4) Business: Production of LCD TVs, Braun tube TVs

(Effect of this event on P/L)

The fixed asset impairment loss and devaluation loss on inventories of ¥2,658 million resulting from the cessation of production at this subsidiary was included in the 2007 consolidated financial statement.

(2) Management integration agreement with Kenwood Corporation

The Company received the final agreement concerning the establishment of a joint holding company through share transfer and management integration with the Kenwood Corporation at the Board of Directors meeting held May 12, 2008, reaching a decision to enter into a management integration agreement with that company.

(Goals of the share transfer)

The agreement with Kenwood will expand the companies' joint Car Electronics business and Home Audio business, which had been limited to an alliance for development, production, and procurement, to other current and new business fields, marketing, sales, etc., maximizing the synergy effect and both expanding and creating new global enterprise value through the alliance of the two companies. Through this share transfer the alliance aims to take the lead as a specialized manufacturer in the global AV industry by creating a new integrated vision.

(Method of share transfer, details of share transfer allotment, and summary of share transfer plan)

① Method of share transfer

The Company and Kenwood Corporation will conduct a joint share transfer on October 1, 2008, transferring all issued shares of both companies to a newly established holding company. Shareholders in the Company and Kenwood Corporation will be allotted shares issued by the holding company when the share transfer occurs; however, changes to the schedule and/or the form of the integration may be performed upon mutual agreement of both companies as the process progresses henceforth.

② Share transfer ratio

Two (2) joint holding shares shall be delivered for one (1) share of the Company, while one (1) joint holding company share shall be delivered for one (1) share of Kenwood Corporation; provided, however, that upon mutual agreement by both companies this may be altered in the event that major changes to the conditions forming the basis for calculation of the above share transfer ratio occur.

③ Share transfer schedule

Base date of regular General Shareholders Meeting	March 31, 2008
Board of Directors meeting at which share transfer decision was made	May 12, 2008
Management Integration Agreement conclusion	May 12, 2008
Composition of share transfer plan	May 12, 2008
General Shareholders Meeting (regular) for approval of share transfer	June 27, 2008
Date of delisting from Osaka Stock Exchange	End of July 2008 (planned)
Date of delisting from Tokyo Stock Exchange	September 25, 2008 (planned)
Date of registration of establishment of joint holding company (effective date)	October 1, 2008 (planned)
Date of listing of joint holding company on stock exchanges	October 1, 2008 (planned)
Share delivery date	End of November 2008 (planned)

(Summary of company to be newly established through the share transfer)

(1) Trade name	JVC KENWOOD Holdings, Inc.
(2) Address of headquarters	3-12, Moriyacho, Kanagawa-ku, Yokohama City, Kanagawa Prefecture
(3) Names of representatives	President and CEO: Haruo Kawahara President and CEO: Kunihiko Sato
(4) Capital	¥10 billion
(5) Business	Direct and manage the company's business by holding the shares and equity of companies conducting car electronics, home & mobile electronics, commercial systems, and other businesses.

(Summary of accounting treatment of the share transfer)

The assets and liabilities of the Company, which are deemed acquired from the company because the share transfer is categorized as an "acquisition" under the standards of accounting for business combination and because the purchase method is being applied, are expected to be booked at market value on the consolidated financial statements of the joint holding company.

10. Other notes

(1) In regard to retirement benefits

1. Summary of retirement benefit scheme adopted by the Company

The Company adopted, as a fixed benefit scheme, an integrated corporate pension scheme combining an employees' pension scheme and an approved retirement annuity system on October 1, 2004. Also, there are instances in which premium severance is paid to employees upon retirement.

2. Items related to retirement benefit obligation

(Unit: ¥ million)

	Current fiscal year end (As of March 31, 2008)
A. Retirement benefit obligation	Δ87,354
B. Pension assets	85,339
C. Unreserved retirement benefit obligation amount (A + B)	Δ1,974
D. Untreated amount of difference due to changes in accounting standards	8,134
E. Unrecognized actuarial difference	13,157
F. Untreated amount of past service liability	Δ8,922
G. Net amount posted on balance sheet (C + D + E + F)	10,394
H. Pension cost paid in advance	10,978
I. Retirement benefit allowance (G – H)	Δ534

3. Items related to retirement benefit expense

(Unit: ¥ million)

	Current fiscal year (April 1, 2007 ~ March 31, 2008)
A. Service cost	2,774
B. Interest cost	2,738
C. Anticipated return	Δ4,976
D. Amount of difference due to changes in accounting standards	1,321
E. Amount of difference due to actuarial calculations	1,881
F. Amount of past service liability cost	Δ1,561
G. Retirement benefit expense (A + B + C + D + E + F)	2,178

(Notes) 1. The entirety of the retirement, etc. of the Company is categorized as large-volume retirement in the "Accounting For Transfers Among Retirement Benefit Schemes" (Application Guideline for Corporate Accounting Standards No. 1, January 31, 2002) based on the employment structure reform, so the final retirement benefit obligation P/L (Δ¥543 million), the amount of temporary write-off of the difference due to changes in accounting standards (¥1,614 million), the temporary write-off of the difference due to actuarial calculations (¥997 million), and the net amount (Δ¥290 million) of the temporary write-off of past service liability (Δ¥1,777 million) are posted in "Other" under Special Losses.

2. ¥14,184 million was generated in the current fiscal year as premium severance separate from the retirement benefit obligation described above, and is posted in "Employment Structure Reform Expense" under Special Losses.

(2) Items related to business combination

1. Decoupling of motor business

(Summary of business decoupling, including name of decoupled company, content of decoupled business, main reasons for business decoupling, date of business decoupling and legal format)

① Name of decoupled company

Nihon Sangyo Partners Co., Ltd.

② Content of decoupled business

Production, sales, and development of technology related to HDD and FDD spindle motors.

③ Main reasons for business decoupling

The business decoupling was part of the drastic reform of parts business under the Company's "Action Plan 2007" for management restructuring.

④ Date of business decoupling

March 31, 2008

⑤ Summary of business decoupling including legal format

The motor business was allotted to JVC Motor Co., Ltd., a wholly-owned subsidiary of the Company, after which all shares were transferred to a company newly established by Nihon Sangyo Partners Co., Ltd.

(Summary of accounting treatment)

① Amount of transferred P/L △¥2,443 million

② Classification of compensation received Cash

③ Assets and liabilities of the transferred business, and its book value

Assets		¥6,108 million
(Breakdown of main assets)	Liquid assets	¥3,037 million
	Fixed assets	¥3,070 million
	Liabilities	¥591 million
(Breakdown of main liabilities)	Current liabilities	¥591 million
	Fixed liabilities	¥ – million

- The transferred P/L noted above is booked as "Loss due to motor business sale" under Special Losses.
- The transferred P/L noted above includes a fixed asset impairment loss of ¥16 million.
- The transferred P/L may be amended as provided in the relevant clauses of the Transfer Agreement.

(Approximation of P/L of decoupled business posted in the income statement for the current fiscal year)

Sales ¥2,022 million

Operating profit ¥934 million

2. Decoupling of circuit business

(Summary of business decoupling, including name of decoupled company, content of decoupled business, main reasons for business decoupling, date of business decoupling and legal format)

① Name of decoupled company

Meiko Electronics Co., Ltd.

② Content of decoupled business

Design, production, sales, and development of technology of multilayer sub-composite boards

③ Main reasons for business decoupling

The business decoupling was part of the drastic reform of parts business under the Company's "Action Plan 2007" for management restructuring.

④ Date of business decoupling

March 31, 2008

⑤ Summary of business decoupling including legal format

The Company's circuit business inventory assets and fixed assets were allotted and transferred to Meiko Electronics Co., Ltd.

(Summary of accounting treatment)

① Amount of transferred P/L △¥2,118 million

② Classification of compensation received Cash

③ Assets and liabilities of the transferred business, and its book value

Assets		¥1,155 million
(Breakdown of main assets)	Inventory assets	¥298 million
	Fixed assets	¥857 million
Liabilities		¥ - million

- The transferred P/L noted above is booked as "Loss due to circuit business sale" under Special Losses.
- The transferred P/L noted above includes a fixed asset impairment loss of ¥194 million.

(Approximation of P/L of decoupled business posted in the income statement for the current fiscal year)

Sales	¥3,340 million
Operating profit	△¥1,670 million

2. Joint control transaction

(Summary of business decoupling, including name of decoupled company, content of decoupled business, main reasons for business decoupling, date of business decoupling and legal format)

① Name of decoupled company

Victor Creative Media Co., Ltd.

② Content of decoupled business

Production, sales, and development of prerecorded optical discs.

③ Main reasons for business decoupling

The business decoupling provides for the conducting of flexible, compact operations in the software media business, the construction of alliances within the industry, maintenance of a stable customer base, and improves the ability to provide services to customers and to create tie-ins with other types of business, such as network business, to create new customers, and to maintain personnel.

④ Date of business decoupling

December 3, 2007

⑤ Summary of business decoupling including legal format

This was a simple split-off, in which the business is separated from the Company and acquired by Victor Entertainment Media Co., Ltd., a wholly-owned subsidiary of the Company, executed as a joint control transaction.

(Summary of accounting treatment)

No transferred P/L is recognized because this is categorized as a joint control transaction.

(Assets, liabilities, and net assets of acquiring company)

Assets		¥5,016 million
Liabilities		¥2,816 million
Net Assets	Capital	¥1,100 million
	Capital reserves	¥1,100 million

END

The Audit Report of the Independent Accounting Auditors on the Consolidated Financial Statements COPY

Audit Report of the Independent Auditor

May 12, 2008

Victor Co. of Japan, Ltd.
To: Board of Directors

KPMG AZSA & Co.

Designated Partner,
Executive Partner Certified Public Accountant Takaaki Ochiai (Seal)
Designated Partner,
Executive Partner Certified Public Accountant Naoharu Nawata (Seal)
Designated Partner,
Executive Partner Certified Public Accountant Shoichi Hattori (Seal)

KPMG AZSA & Co. has, based on the provision in Article 444 Clause 4 of the Corporate Act, conducted audits on the financial statements of the Victor Co. of Japan, Ltd. for April 1, 2007 to March 31, 2008, in other words, on the consolidated balance sheets, consolidated statement of income and consolidated statement of changes in shareholders' equity, and their supporting schedules. The responsibility to create these financial statements and their supporting schedules is on the business administrator, and it is the responsibility of KPMG AZSA & Co. to express opinions on the financial statements and their supporting schedules from the standpoint of an independent body.

KPMG AZSA & Co. conducted the audits in accordance with generally-accepted auditing standards in Japan. The standard of audits asks for a reasonable guarantee from the accounting auditor (KPMG AZSA & Co.) that there is no material misstatement in the financial statements and their supporting schedules. The audits are conducted on the basis of an audit test, which includes reviewing the statements in the consolidated financial reports and their supporting schedules as a whole, including the accounting policy and its application employed by the business administrator and the evaluation of estimates performed by the business administrator. KPMG AZSA & Co. concludes that a reasonable basis for giving an opinion has been provided as result of the audit.

KPMG AZSA & Co. recognizes that, in accordance with generally-accepted auditing standards in Japan, the above consolidated financial statements and their supporting schedules of the corporate group that consists of the Victor Co. of Japan, Ltd. and its consolidated subsidiaries, appropriately state the condition of assets and profit and loss of the period relevant to the consolidated financial statements and their supporting schedules, in all their material sense.

Additional Information

In the footnotes concerning material post-balance sheet events, a note has been made concerning the integration of management with the Kenwood Corporation.

No material relationship to be stated based on the provision of the Certified Public Accountants Law exists between the Company and KPMG AZSA & Co. or the Executive Partner.

END

The Audit Report of the Independent Accounting Auditors COPY

Audit Report of the Independent Auditor

May 12, 2008

Victor Co. of Japan, Ltd.
To: Board of Directors

KPMG AZSA & Co.

Designated Partner,
Executive Partner Certified Public Accountant Takaaki Ochiai (Seal)
Designated Partner,
Executive Partner Certified Public Accountant Naoharu Nawata (Seal)
Designated Partner,
Executive Partner Certified Public Accountant Shoichi Hattori (Seal)

KPMG AZSA & Co. has, based on the provision in Article 436 Clause 2-1 of the Corporate Act, conducted audits on the financial statements for the 119th fiscal year of the Victor Co. of Japan, Ltd. for April 1, 2007 to March 31, 2008, in other words, on the balance sheets, statement of income and statement of changes in shareholders' equity, individual footnotes, and their supporting schedules. The responsibility to create these financial statements and their supporting schedules is on the business administrator, and it is the responsibility of KPMG AZSA & Co. to express opinions on the financial statements and their supporting schedules from the standpoint of an independent body.

KPMG AZSA & Co. conducted the audits in accordance with generally-accepted auditing standards in Japan. The standard of audits asks for a reasonable guarantee from the accounting auditor (KPMG AZSA & Co.) that there is no material misstatement in the financial statements and their supporting schedules. The audits are conducted on the basis of an audit test, which includes reviewing the statements in the financial reports and their supporting schedules as a whole, including the accounting policy and its application employed by the business administrator and the evaluation of estimates performed by the business administrator. KPMG AZSA & Co. concludes that a reasonable basis for giving an opinion has been provided as result of the audit.

KPMG AZSA & Co. recognizes that, in accordance with generally-accepted auditing standards in Japan, the above financial statements and their supporting schedules appropriately state the condition of assets and profit and loss of the period relevant to the financial statements and their supporting schedules, in all their material sense.

Additional Information

In the footnotes concerning material post-balance sheet events, a note has been made concerning the integration of management with the Kenwood Corporation.

No material relationship to be stated based on the provision of the Certified Public Accountants Law exists between the Company and KPMG AZSA & Co. or the Executive Partner.

END

The Audit Report of the Board of Statutory Auditors COPY

Audit Report

The Board of Statutory Auditors, with regard to the exercise of function of the Directors in the 119th fiscal year from April 1, 2007 to March 31, 2008, has created this audit report as the unanimous opinion of all Auditors, upon deliberation based on the individual audit reports created by the respective Auditors, and herein report as follows:

1. Method and Content of Audit by the Auditors and the Board of Statutory Auditors

The Board of Statutory Auditors has set the policy for audits of the current fiscal year and the roles and duties of each Auditor, and has received reports on the state of auditing and the results from each Auditor, as well as receiving reports on the execution of the duties from the Directors of the Board and the accounting auditor and has requested explanation as necessary.

In addition, each of the Auditors, in accordance with the audit standards, audit policy, audit plan and the like set forth by the Board of Statutory Auditors, communicated with the Directors of the Board, the internal Audit Division, and other employees in their efforts to collect information and organize the audit environment, and implemented the audit as follows:

① In addition to attending the meetings of the Board of Directors and other important meetings, received reports from the Directors of the Board, the internal Audit Division, and other employees concerning their state of exercise of job functions, requesting explanations when necessary, viewed decision documents and other important documents, and investigated the state of business and assets at the head office and other major offices.

② Monitored and verified the content of the Board of Directors resolution concerning the establishment of the framework, in accordance with Article 100, Clauses 1 and 3 of the Corporate Law, to ensure the conformity of Directors' exercise of function with laws and regulations and the Articles of Incorporation, and the state of development and operation of the framework established based on such resolution (internal control system).

③ Communicated and exchanged information with the Directors of the Board, Auditors and others of subsidiaries, received reports on the business from subsidiaries as necessary, as well as visited and asked questions of the main office and business offices of subsidiaries.

④ Monitored and verified that the accounting auditor maintained an independent position and carried out the audit in an appropriate manner, received reports concerning the state of exercise of job functions from the accounting auditor, requesting explanations when necessary.

⑤ Received from the accounting auditor a notice stating that the "Framework to Ensure Fair Exercise of Function" (item listed under each of the clauses of Article 159 of the Corporate Computation Rule) is being maintained in accordance with the various laws, ordinances, standards and the like concerning accounting operations and quality control, requesting explanations as necessary.

Based on the above methods, the Auditors reviewed the business report and supporting schedules, financial statements (balance sheet, statement of income, statement of changes in shareholders' equity and individual footnotes) and their supporting schedules, and the consolidated financial statements (consolidated balance sheets, consolidated statement of income and consolidated statement of changes in shareholders' equity) and their supporting schedules for 119th fiscal year.

2. Result of Audit

(1) Result of Audit for the Business Report, Etc.

① The Auditors recognize that the business reports and their supporting schedules accurately state the condition of the company, in accordance with laws and regulations and the Articles of Incorporation.

② The Auditors found no evidence of wrongful acts with regard to the exercise of function of the Directors of the Board, or of material breach of law and regulations or the Articles of Incorporation.

③ The Auditors recognize that the content of the resolution of the Board of Directors concerning the internal control system is appropriate. Furthermore, no issues were found with regard to the exercise of function of the Directors concerning the internal control system established and operated based on the relevant resolution of the Board of Directors.

(2) Result of Audit for the Financial Statements and Supporting Schedules

The method and result of audit by the accounting auditor, KPMG AZSA & Co. is recognized to be appropriate.

(3) Result of Audit for the Consolidated Financial Statements

The method and result of audit by the accounting auditor, KPMG AZSA & Co. is recognized to be appropriate.

May 12, 2008

Victor Co. of Japan, Ltd., Board of Statutory Auditors
Standing Statutory Auditor Shigeharu Tsuchiya (Seal)
Standing Statutory Auditor Kazuo Suetake (Seal)
Outside Auditor Makoto Matsuo (Seal)
Outside Auditor Takaaki Nakagawa (Seal)
Outside Auditor Noriyuki Shoyama (Seal)

END

SHAREHOLDERS' MEMO

Fiscal year	April 1 to March 31
Ordinary general meeting of shareholders	Every June
Final dates of record for shareholders	(1) Shareholders exercising their vote at the ordinary general meeting of shareholders: March 31 of each year (2) Shareholders receiving term-end dividends: March 31 of each year (3) Shareholders receiving mid-term dividends: September 30 of each year
Method of public notice	Public notice will be made on our company website: http://www.jvc-victor.co.jp/company/koukoku/index.html. However, in the event that electronic public notices are not available for reasons such as accidents or other contingencies, the public notice will be posted in the Nihon Keizai Shimbun.
Internet address	www.victor.jp
Telephone inquiries concerning products (requests for catalogs, etc.)	Customer Support Contact Center 0120-2828-17 (For inquiries made from cell phones, PHS, etc.) 045-450-8950
Stock listings	First Section of the Tokyo Stock Exchange First Section of the Osaka Stock Exchange
Number of shares per unit	1,000 shares
Administrator of shareholders registry **Administrative office** **Administrative locations**	- Sumitomo Trust & Banking Company, Limited: 4-5-33 Kitahama, Chuo-ku, Osaka City - Custody Services Division, Sumitomo Trust & Banking Company, Limited: 1-4-4 Marunouchi, Chiyoda-ku, Tokyo - Branches throughout Japan of the Sumitomo Trust & Banking Company
Inquiries concerning stock transfers, address changes, and other matters pertaining to stock	- Mail address: Custody Services Division, Sumitomo Trust & Banking Company, Limited, 1-10 Nikkocho, Fuchu City, Tokyo 183-8701 - Telephone inquiries: To request an address change request form, etc.: 0120-175-417; for other inquires: 0120-176-417 - Internet address: http://www.sumitomotrust.co.jp/STA/retail/service/daiko/indes.html - For appraisal remedies and additional purchases of fractional shares For the appraisal (sale) and additional purchase (purchase) of fractional shares (1 to 999 shares), please refer to the above contact information for the Sumitomo Trust & Banking Company, Limited. If your stock certificates have been deposited with the Japan Securities Depository Center, Inc., please contact your brokerage firm.

Exhibit 99.6

Date: May 12, 2008

Publicly released: June 3, 2008

Management Integration through the Establishment of a Joint Holding Company (Share Transfer)

(Transcript)

When included in this presentation, the words "will", "should", "expects", "intends", "anticipates", "estimates", and similar expressions, among others, identify forward looking statements. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in this presentation. These forward-looking statements are made only as of the date of this presentation. The Company expressly disclaims any obligations or undertaking to release any update or revision to any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based. Actual results may vary widely from forecasts due to the following factors: 1) drastic changes in economic conditions and product supply and demand in major markets (Japan, Europe, The Americas, Asia etc.), 2) changes in trade regulations and other regulatory changes in major domestic and international markets, 3) drastic changes in foreign exchange rates (yen-dollar, yen-euro etc.), 4) sharp moves in the capital markets, and 5) changes in social infrastructure caused by drastic changes in technology etc. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

All references herein to a "fiscal year" or "FY" are references to the fiscal year ending on March 31 of such year.

Victor Company of Japan, Limited ("JVC") and Kenwood Corporation ("KENWOOD") are Japanese companies. The offer is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the companies are located in Japan, and some or all of their officers or directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that JVC KENWOOD Holdings, Inc. may purchase shares of JVC and KENWOOD otherwise than under the share transfer, such as in open market or privately negotiated purchases.

M.C.: I would like to introduce the members present today with their current titles. Chairman of KENWOOD Corporation, Haruo Kawahara; President of Victor Company of Japan, Limited (JVC), Kunihiko Sato; President of KENWOOD Corporation, Kazuo Shiohata; Director of JVC, Hidetoshi Yoshida. Now I would like to ask Mr. Kawahara, Chairman of KENWOOD, to make a presentation on the management integration through the establishment of a joint holding company. Mr. Kawahara is expected to be appointed to be the Chairman of the joint holding company.

Mr. Haruo Kawahara, Chairman, KENWOOD Corporation: Thank you for your introduction, I am Kawahara. Thank you very much for joining us out of your busy schedule at such a short notice today. I would like to discuss our management integration through the establishment of a joint holding company and share transfer. As you know, the discussions on this scheme have been carried out among the parties concerned since they were initiated in August last year. And today, I am pleased to tell you that both companies have adopted a resolution at the board of directors meetings respectively, on the establishment of a joint holding company and share transfer with the assumption that the resolution will be approved at the annual shareholders meetings for both companies, slated on 27 June. Furthermore, we have received consent from Matsushita Electric Industrial Co., Ltd., the largest shareholder of Victor Company of Japan Limited (JVC), and from Sparx International Hong Kong Limited, which manages several investment funds that collectively form the largest shareholder of KENWOOD Corporation, and the major shareholder of JVC.

Today, I will be talking about four topics: the outline of the management integration; purpose and effects of the integration; management policies of the joint holding company; and the profile of the joint holding company.

(a) Background of the Management Integration

2. JVC (End of FY '08)

As you are aware, both JVC and KENWOOD have recently seen their profitability seriously eroded, due to the spread of multimedia and advances in digitization. JVC's profitability in the consumer equipment business, which represents 70% of its total sales, has been worsening for the past few years, and although it has recovered somewhat through the structural reforms carried out since last fiscal year, it is still in an extremely difficult position.

Background of the Management Integration
KENWOOD (End of FY '08)

KENWOOD on the other hand, has likewise been suffering from decline in profitability of especially its car electronics business year-by-year for the last four to five years. The business of audio in the home electronics has already turned around through the structural reforms in the year ending March 2002, but is still in slight deficits. Therefore, reforms in the consumer equipment business remain a challenge for both our companies.

(a) Background to Management Integration

Background of Restructuring of Japan's AV Specialty Manufacturing Industry

In recent years, in the consumer electronics industry, due to the advance in digitization, capital investments and software development burden have substantially increased, giving well-financed, large corporations a competitive edge. Use of generalized parts has enabled quick commercialization of AV products, completely repainting the industry from the conventional analog era, making it difficult to differentiate our products and lowering the entry barriers. This had led to the rise of Korean, Taiwanese and Chinese manufacturers and a significant fall in prices in the market. Moreover, audio visual industry has seen players from other industries, such as IT, enter the market, further intensifying the competition. Under such circumstances, we have agreed on the management integration through which we hope to survive and win as AV-specialized manufacturers.

3. Management Integration Plan

Now in this scheme which was started last August, KENWOOD has acquired an equity stake in JVC together with Sparx on 10 August, enabling JVC to start its structural reforms. And at the same time, various preparations, ahead of the management integration began. In October, J&K Technologies, a joint venture company for technological development was established to help both companies to engage in cooperation in earnest. And today, Mr. Sato and I signed the agreement on management integration and are now making the announcement as you see now. I would like to take this opportunity to express my sincere gratitude to all concerned for their kind support.

We are now entering into the second step where we will hold shareholders meetings in June and establish a joint holding company on 1 October to translate the integration into more concrete forms. For the past six months, both of us focused on our own structural reforms. JVC has been engaged in cost structure reforms since last fiscal year and more recently carried out a major restructuring program in the display or TV business. Now the end of this series of structural reforms is in sight.

On the other hand, in KENWOOD, plans are being implemented as announced the other day, for the turnaround of the OEM business in car electronics which has been the main reason behind the degradation in earnings. So as the structural reform initiatives in both companies are close to their completion and both are now in the position to envisage new growth strategies, we have decided to implement the management integration by 1 October.

Process of the Management Integration
First Step 1 - Structural Reforms at JVC

With regard to the structural reforms at JVC, as part of the first step, together with equity financing, we provided advice and assistance based on our experiences as fortunately or unfortunately, we had been ahead of JVC in going through the similar process of reforms. JVC has carried out both employment and business structural reforms since last year through business transfer, termination, withdrawal and spin-off. Further reforms were made for the display and LCD TV business.

These efforts have resulted in the tangible turnaround in JVC business performance which turned into and remained in surplus on an operating level since the second quarter last fiscal year through the fourth quarter. Moreover, since the third quarter, operating profits have stabilized and started on an upward trend going into this fiscal year.

Management Integration Process
First Step 2 - Alliance in Common Business Areas

In J&K Technologies, efforts are underway on a full-scale basis for joint development with a 130-strong team. Cooperation in manufacturing and procurement, joint development in IT infrastructures and mutual use of intellectual property rights each company has. Areas of joint development include: navigation engines for car electronics; platforms of multimedia and digital terrestrial TV tuners; shared platforms of car audio and home audio; and device businesses including DVD drives. Cooperation in manufacturing and procurement has been facilitated and KENWOOD has already started production of certain models of its audio products in JVC's factory in Indonesia and began shipment in November last year.

(a) Management Integration Process

Second Step — Management Integration

So both companies, having completed the structural reforms, have agreed that they are now ready to embark on the management integration. In the scheme of the management integration as part of the second step, a joint holding company is to be established on 1 October, which is expected to get listed on the first section of Tokyo Stock Exchange, and listed shares of this company will be issued in exchange for shares of JVC and KENWOOD. And JVC and KENWOOD subsequently will be delisted and become wholly-owned subsidiaries of the holding company. This is the scheme that we both were able to agree on.

We are also in agreement that J&K Technologies, the joint venture, will be expanded in its role in procurement and manufacturing to produce greater results out of this cooperation and eventually it will become an independent operating company engaged also in sales activities. Everyone involved in this is quite excited about this idea.

4. Purpose of the Management Integration

The purpose of the management integration is to expand the cooperation. Prior to the integration, cooperation was promoted in the development, manufacturing and procurement in car electronics and home audio businesses. But after the integration, this will be expanded to include other business areas to seek most logistic effects. Another purpose of the integration is to extend the function of J&K Technologies, which is limited to development currently, so that it can take on procurement and manufacturing as well. With these measures, we will pursue maximization of logistic effects so we can reinforce competitiveness and profitability. We will strive to become leading specialized manufacturers in the AV industries by creating and expanding corporate value through logistic effects.

(a) Purpose of Management Integration

To become a leading manufacturer in the global car audio business

In car audio business, both companies are already leading manufacturers and hope to increase the shipments further to reach 10 million units per annum in three year's time. And as I said, car navigation business will be further strengthened by reinforcing multimedia and imaging technologies and hopefully, both companies will together, triple the business to aim for 1 million units in annual shipments, taking advantage of the growth potential in this area, thus making it one of the pillars of profitability. To this end, focus is placed on cooperative activities.

(b) Purpose of Management Integration

Expected Advantages for JVC

Now what are the benefits JVC can reap out of its integration? Currently, it is heavily dependent on the video camera business for its profitability. But through this cooperation, car electronics can become the second engine of the company and help stabilize its performance. Presently, the common business areas account for about 19% of the total sales.

Purpose of Management Integration
Expected Advantages for KENWOOD

KENWOOD on the other hand, has been facing erosion of its profitability in the car electronics and home electronics businesses. In multimedia, signals of sound, images and text are processed together unlike the analog system where they are processed separately. KENWOOD has been focused on sound, but with the addition of imaging technologies of JVC, will be able to strengthen its multimedia business and can expect recovery in profitability of its consumer equipment business and that is where we can probably benefit most from.

5. Synergy Effects from Management Integration

This slide shows logistic effects expected from the integration we agreed as a result of discussion amongst all parties concerned. Sales synergy with 30 billion yen plus contribution from associated profits as well as cost synergy of 10 billion yen is what we expect. Major components of the cost synergy effects include reduced development costs resulting from joint development efforts; reduced procurement costs from joint procurement; decline in cost through mutual production, subcontracting and shared logistics infrastructures; and reduced patent-related fees with mutual use of intellectual property rights. These are estimated to total about 10 billion yen in savings.

6. Financial/Accounting Benefits from Management Integration

One of the financial and accounting benefits expected is the recognition of negative goodwill as a result of the establishment of a joint holding company. This is estimated to increase non-operating profits substantially. JVC does not employ consolidated tax payment system currently, but by adopting this system and expanding the scope it covers, there will be great tax benefits we can reap.

In terms of cash flow and balance sheets, we can expect great benefits as well. Improvements in cash flow will decrease the net debts which is the balance obtained by subtracting cash and deposits from the outstanding balance of interest-bearing debts. Inventories and account receivables are also expected to shrink. These will lead to an increase in ordinary profits and net income and this in turn will result in improved ROE and eventually EPS. These are the major expectations that we have as potential benefits at the moment.

7. Management Policies of the Joint Holding Company

Let me now turn to management policies of joint holding company. We all were able to confirm our positive intention to make this management integration a fresh starting point for new growth strategies after the completion of structural reforms by both companies. We also hope to create new and unconventional *katayaburi* added value which I am going to elaborate later. In other words, we will strive to provide completely new products and services by converging the technologies and resources of both companies at sophisticated levels. The joint holding company will mainly engage in maximization of logistic effects and promotion of new businesses. Therefore, the existing businesses will be carried on by the two operating companies, JVC and KENWOOD.

(a) Management Policies of the Joint Holding Company

Integration Vision and Course of Action

The integration vision we came up with after going through extensive discussions is "Realize the Unconventional" or *katayaburi wo katachi ni.* This vision should be realized by each and every individual taking initiative to complete perpetual reforms. Based on this vision, we are hoping to offer customers incomparable experiences they never had before by creating new and unconventional added value. JVC has a brand statement, "The Perfect Experience." KENWOOD's corporate vision is, "Reaching out to Discover, Inspire and Enhance the Enjoyment of Life." Those directions both companies have been pursuing will translate quite nicely into a common concept under which we all were determined to create added value, completely different from the conventional ones.

(b) Management Policies of the Joint Holding Company

Four Business Segments

Now let me talk about our business segments. There will be four major business segments and business units which will belong to business segments. Car electronics and home audio are two common business areas. As you can see in this slide, the sales of consumer equipment account for about two-thirds of the overall sales of KENWOOD and 70% for JVC. Out of the consumer equipment, car electronics is a common business area. Sales of car electronics of the two companies were 18% of the overall sales in the fiscal year which ended in March 2008. Secondly comes the home and mobile electronics. The sales were 43% of the overall sales, so this is the largest segment and it can be classified into three different categories, namely video camera or camcorders; display or TV screens; and home audio. The video camera segment accounts for 17% of the overall sales. Because of the integration of the business, car electronics will be the biggest business unit after the integration, followed by video cameras and professional systems which will rank third. In KENWOOD, it refers to wireless communications systems or professional wireless system use, and in case of JVC, it is about so-called "pro-systems" or "professional systems" such as security systems or studio equipment designed for professional usage which accounts for 14% of the sales. Also on the left-hand side of the slide you will see our entertainment sector which has become increasingly popular in recent years as represented by the popularity of the singer Jero, who sings *enka* or Japanese traditional songs. The entertainment accounts for 9% of the sales, therefore, we have defined the above as the four major business segments.

Management Policies of the Joint Holding Company
Four Profit Centers

So as you can see, the starting point is represented in a circle which shows where we stand as of March 2008 and from that point on, you will see an arrow headed for our goals in March 2011. Car electronics and professional systems are the two major areas where we expect to see substantial growth, both in terms of sales and profits. Video camera, JVC plans to increase the sales by carrying out various reforms. On the other hand, we plan to turn to black through structural reforms. As for the entertainment, as structural reforms have been completed, we expect to see growth in this area as well. The combined sales arising from the four major sectors, namely car electronics, professionals, video and entertainment, shall be around 70% of the overall sales in March of 2011. We have the potential of achieving the goal and to become a company with stable business components and improved corporate structures.

Management Policies of the Joint Holding Company
Developing the "Unconventional" Fifth Business Segment

Furthermore, we plan to add fifth business segment to the said four categories, that is unconventional and through the integration of video, audio and wireless technologies at the high level. Through such innovative efforts, we plan to create new frontiers of business. Of course we cannot present you with a specific product today, but we hope to come up with a new product at an early stage. Innovative products can give birth to potential needs and will bring about changes to the people's lives—that is to say, the creation of new added value and services.

8. Business Strategies

Concerning our business strategy, as I mentioned, the said four business segments—car, home and mobile, professional use and entertainment—will be our four major pillars of profits. By March 2011, the sales from the four units will reach 90% of the overall sales. Also there are other segments. The value of the remaining segments may be less significant compared to major pillars.

Business Strategies

(1) Car Electronics Business

As stated in our slides, we plan to expand our car navigation business as the fruit of our business integration. By expanding multimedia businesses, we hope to become a global leader in this segment, so the car segment will mark the largest sales, the largest business scale with high profitability.

(a) Business Strategies

(2) Home & Mobile Electronics Business

As for home and mobile, while we will try to increase the growth in the video camera sector, we would work on such areas as display, TV, home audio, so as to become capable of turning profit in these areas. Accordingly, the sales of these areas will be relatively flat, but the business structures of each area will be improved.

Business Strategies

(3) Professional Systems Business (B to B)

As for our business strategy, out of the four said business segments, professional systems has the highest sales and profits. Accordingly, we would further enhance this segment, so as to increase our sales and profits. As for the wireless terminals and system business, with KENWOOD, we plan to work on our growth strategy through the promotion of enhanced digitalization and systemization. As for JVC's pro system, we plan to focus on these areas, namely security, pro audio and creation pro display, so as to promote further growth in these areas.

Business Strategies

(4) Entertainment Business

Lastly, our fourth core pillar is entertainment business. We plan to make investment in new talent in order to reinforce our contents business. We are aware of the need to establish a fulfillment system in which authorizing, press packaging and distribution will be completed within one company. In actuality, we already have this system up and running in our company but we plan to make further investment in contents which is the most important element in this business. We will make our contents more attractive through various reforms.

Management Objectives

Earnings Target - Quadruple operating profit from FY '08 to FY '11

As of the fiscal year that ended in March 2008, the sales of two firms were 823.7 billion yen with ordinary profit of 9.6 billion yen. KENWOOD announced its financial results today, as you can see in the handout. For the fiscal year ending in March 2009, we expect to see combined sales of 770 billion yen and 14.5 billion yen in profit. The reason for the decline in our estimate is mainly owing to JVC's structural reform such as selling of business departments or terminating of business in fiscal year 2008 so the sales will go down from 658.4 billion in 2008 to 595 billion yen; this is going to be our starting point. In March of 2011, we expect to see the sales of 830 billion yen including the 30 billion yen synergy effect, with 39 billion yen in profit. The amount of profit will account for 4.7% of the sales which will rank us among the top level within the industry.

Management Objectives 32

Target by Business Segment

The estimated figure was worked out by putting together mid-term business plans of the two companies which was compiled by each company respectively, and taking synergy effect into consideration.

So this is the comparison of sales in each segment. As I mentioned earlier, we plan to increase our sales, particularly in the segments of car electronics and professional systems.

Fiscal year which ended in March 2008 will be our bottom line. We will start growing from this point on.

9. Basic Policies regarding Dividends

Our basic policies concerning dividend payments are as follows. Until now, KENWOOD has been providing annual dividends of 2 yen to the shareholders at the end of its fiscal year. Nevertheless, we decided to pay interim dividends of 2 yen for the current fiscal year. So this is our plan. Since JVC is undergoing structural reforms, no dividends will be paid. Dividends policies after the integration will be announced after the business merger is realized. For the fiscal year ending in March 2010 and onwards, we aim to return our profits to the shareholders in a stable manner. Based on that thinking, we will take various elements into consideration in deciding the payment of surplus from a comprehensive viewpoint.

10. Profile of the Joint Holding Company

The official corporate name will be JVC KENWOOD Holdings, Inc. Headquarters will be located in Moriyacho, Yokohama city, Kanagawa prefecture. This is where JVC has its headquarters now. Each of JVC and KENWOOD will hold the shareholders meeting on 27 June 2008, respectively. We intend to obtain approval from our shareholders regarding our business integration.

Listing of stocks of the two companies on the Tokyo Stock Exchange will be terminated on 25 September. Since JVC alone has its stock listed on the Osaka Stock Exchange, the listing will be terminated in late-July 2008. The date of establishment of the new joint holding company and the date for listing its shares is scheduled for 1 October 2008. The joint holding company will issue listed shares in exchange for shares of JVC and KENWOOD at the recommended share transfer ratios. Two shares of holding companies will be issued in exchange for one JVC share. One share will be issued in exchange for one KENWOOD share. The shares of the new firm will be listed on the first section of the Tokyo Stock Exchange.

Profile of Joint Holding Company
Corporate Governance

As for the corporate governance, I would like to introduce expected members of the board. I will be the CEO or Chairman of the new firm. Mr. Kunihiko Sato will be the President, who currently is the President of JVC. Mr. Hiroshi Odaka will become the Executive Vice President and Mr. Motoyoshi Adachi will be the Director. Mr. Adachi currently works for Victor. We will have three external board members: Mr. Koji Kashiwaya, Mr. Makoto Matsuo and Mr. Jiro Iwasaki. Mr. Matsuo currently works as an external auditor of JVC. Auditors Mr. Tsuchitani and Mr. Shouyama are currently internal auditors of JVC. Mr. Kato is an internal auditor and Mr. Washida is an external auditor of KENWOOD. Also we plan to welcome Mr. Norimichi Saito from Matsushita Electrics Industrial Limited from October this year.

The role to be played by CEO will be on the following corporate functions: regarding financial and human resource and capital strategy as well as structural reforms in the group as a whole, such as technology and production plans. The president will oversee the overall business management of the group, development of new business, common business, as well as market strategy. This is how we divided our responsibilities. As for the new members, Mr. Odaka, Mr. Kashiwaya and Mr. Iwasaki can be found in the handout. Mr. Odaka worked for Nissaigin formerly known as Nippon Fudosan Bank and now Aozora Bank, for a long period of time and then worked for PricewaterhouseCoopers and he is now presently the President of

Daichi Kasei. He will join the new firm after obtaining an approval at the shareholders meeting of Daichi Kasei slated for June.

Mr. Kashiwaya served for the Ministry of Finance for a long period of time and then became the Deputy Governor of the World Bank in 1989. He resigned from the World Bank in 1994 and joined Nomura Project Finance and then established an investment firm in Singapore and he was the Chairman and CEO of this investment firm. Mr. Iwasaki joined Tokyo Denki Kagaku or TDK in 1974. He is currently a member of the board of that company. He is the Director and Executive Vice President of TDK Corporation. He will resign from his current post in June.

Profile of the Joint Holding Company
Organizational Structure
With that expected members, we plan to start a new company. We want to make our organization simple, so as to speed up our decision making process. Under the initiative of the CEO and the President and board members, we will hold business meetings which are functional, flat and fast. I would like to conclude my explanation on the integration of our businesses. Thank you for listening. I sincerely ask for your kind support in this regard and now I would like to open the floor for questions and answers. Thank you very much for your kind attention. I would now like to ask Mr. Sato, who will become the president of the new holding company.

Mr. Kunihiko Sato, President, JVC: Thank you for the introduction. I am Sato of JVC. First of all, I would like to express my gratitude for coming to this presentation of our business integration during your very busy schedule. As Mr. Kawahara, the Chairman of KENWOOD has just mentioned, October 2008 will be a new start for JVC and KENWOOD for a journey to become a leading company in the world's AV industry under a new management scheme. I would like to express my gratitude for Matsushita Electric Industrial Limited, our largest shareholder, KENWOOD, Sparx Group, financial institutions and our business partners for their kind support that we have received until this day. JVC marks the 81st anniversary since its foundation. The corporate philosophy which was taught by Mr. Kenjiro Takayanagi of hardware and Mr. Tadashi Yoshida of software, they taught us a lesson: it was to offer the joy of living, dreams and excitement to the world through our products. The DNA of the company or the lesson taught by the two members was inherited throughout time and the company has been offering high-quality products, both hardware and software, which would enable a new way of living through the unique and state-of-the-art technology. We will uphold the philosophy and plans to further development under the new management scheme. On the other hand, as was mentioned in the previous speech, our industry has been faced with intensifying competition in the global market with regard to market share and prices. Also given the vanishing borders in the IT industry, JVC has some very difficult times given the drastic changes in the market environment. Given that situation, we compiled Action Plan 2007 in 2007 so as to carry out fundamental structural reforms. We plan to further accelerate the pace of our reform, especially in the display and audio businesses. We plan to complete our business reform in a timely manner. At the same time, since we have managed to conclude an agreement to establish JVC KENWOOD Holdings, we are about to steer our company in the direction of a full-scale growth strategy and will change to a high gear for sound and aggressive management.

Core businesses of JVC KENWOOD Holdings will be car electronics, home and mobile electronics, professional systems and entertainment businesses; these will be our core businesses. In addition to those, by utilizing our finest technological resources, we will develop a unique and new business so as to foster our fifth pillar of core businesses at an early stage. Car electronics and home audio are the two common businesses of the two companies. In the segment of professional business, we will make most use of our scale merit in terms of development, production and sales and by reinforcing our products' quality we will secure a top seat within the industry so as to foster solid basis with high profitability. Full-scale business integration will start on 1 October. Until that day, the managements of both companies will make utmost efforts to integrate the two different corporate cultures, set up business infrastructures and gain understanding and support from our business partners and our customers. We will make utmost efforts to make our company a new business model to be looked up to in the Japanese electronics industry. I would like to ask distinguished guests who are here today to give us your kind support and encouragement.

TRANSLATION - FOR REFERENCE ONLY -

October 1, 2007

Company	Victor Company of Japan, Limited
Representative	Kunihiko Sato, President and CEO (Code 6792; Tokyo Stock Exchange Section 1, Osaka Securities Exchange Section 1)
Contact	Masaaki Takeda, Director and General Manager,Corporate Accounting and Finance division. (TEL: +81-45-450-2837)
Company	Kenwood Corporation
Representative	Kazuo Shiohata, President and CEO (Code 6765; Tokyo Stock Exchange Section1)
Contact	Takaaki Nose, Senior Manager, Public & Investor Relations Office, Corporate Relations Division (TEL: +81-42-646-6724)

Notice of establishment of a joint venture for technological development, and the start of cooperative operation based on the business alliance

Victor Company of Japan, Limited (hereinafter "JVC") and Kenwood Corporation (hereinafter "Kenwood") have been preparing for the cooperative operation starting on October 1, 2007, based on the business alliance agreement reached between the two companies on July 24, 2007, at the initiative of the Collaboration Committee established by both companies. JVC and Kenwood intend to cooperate in their business operations especially in the technological development, the procurement of components and in manufacturing in such areas as car electronics and home/portable audio equipment to gain significant synergy in the early stages.

Now that preparations for their business alliance are complete, JVC and Kenwood have established a joint venture for technological development in the areas of car electronics and home/portable audio equipment as planed. They will start joint development of new technologies by making effective use of the resources of the two companies. The two firms also plan to engage each other to manufacture products, procure components, jointly develop IT infrastructure and promote the mutual utilization of intellectual property rights.

1. Establishment of joint venture for technological development

JVC and Kenwood have established a 50-50 joint venture centering on technological development as of October 1, 2007. Both companies will hold discussions to determine the project for enhancing market competitiveness by jointly promoting the development of technologies and to maximize the effect in the early stages resulting from the business alliance.

Both companies plan to commerce the development of new technologies by making effective use of about 130 employees of the two companies to enhance the product competitiveness including cost competitiveness in such areas as car electronics and home/portable audio equipment. The projects that are currently planned and corporate data of the joint venture are as follows:

Joint development projects

*Joint development of navigation engine

JVC and Kenwood plan to jointly develop a navigation engine that will require an unprecedented amount of development resources for navigation system devices. The two companies plan to enhance their operational strategies in relation to the navigation system by reducing development time and restraining development expenses. The companies aim to expand the navigation business and sell more than 1 million after in the early stage by developing market products and OEM products.

*Joint development of car multimedia platform

JVC and Kenwood plan to jointly develop a car multimedia platform in relation to reproduction of music and video such as a tuner to provide digital images and sound. The companies plan to strengthen their product lineup and enhance product competitiveness in the area of car electronics business with combined sales figures of both companies at 160 billion yen.

*Joint development of platforms for car audio and home audio products

JVC and Kenwood will jointly develop platforms in relation to reproduction of music for car audio and home audio products that have become prevalent as digital media products. Both companies will seek to strengthen product competitiveness including cost competitiveness.

Corporate Data

1. Company name	J&K Technologies Corp.
2. Capital	245 million yen (Investment is 490 million yen adding 245 million yen of capital reserve)
3. Investment ratio	JVC: 50 percent, Kenwood: 50 percent
4. Major operation	Development of technologies of car electronics and home/portable audio products with the research areas discussed and decided by the two companies
5. Presidents and Representative directors	
	CEO Ryuhei Nakazawa (JVC Managing Director)
	CEO Takayoshi Sakamoto (Kenwood Vice Executive and Operation Manager of Corporate Relations Division)
	Director Nobuo Maeda (JVC Associate Director General Manager, Mobile Entertainment Category)
	Director Osamu Sudo (Kenwood Chief Engineer of Car

	Multimedia, Car Electronics Consumer Division)
6. Workforce for development	About 130 staff including those who also work at their parent companies (at founding)
7. Address of headquarters office	Victor Building 1-7-1 Shinbashi Minato-ku, Tokyo (The location for developing technology will be determined by the characteristics of each project.)
8. Date of foundation	October 1, 2007

2. Mutual promotion of manufacturing services

Kenwood will entrust part of the manufacture of car audio products, car multimedia products, home audio products and devices to JVC, while JVC will entrust part of the manufacture of car audio and car multimedia products. Both companies will commence the mutual promotion of manufacturing services for their products.

They also will cooperate to procure components, pursue economies of scale, cut back on the extent of outsourced manufacturing, optimize the production center, reduce distribution cost to improve cost competitiveness and reduce the lead time.

JVC also plans to introduce Kenwood's know-how in production innovation processes that have yielded great benefits to the company by cutting costs and improving cash flow. At the same time, Kenwood will introduce JVC's manufacturing technology and know-how, which has improved at various production sites at home and abroad.

3. Joint development of IT infrastructure for design/production throughout the two companies

JVC and Kenwood will start joint development of an IT infrastructure with the aim of reducing development costs for the IT system and streamlining parts procurement, design and production between the two companies.

4. Mutual use of intellectual property rights

Both companies will start mutual use of each company's intellectual property rights in the business field of cooperative operations. Sharing the technological innovation each other, both companies will promote prompt and powerful product development.

The two companies consider this business alliance as the first step toward the reform of Japan's specialist manufacturers. JVC and Kenwood plan to create independent brand strategies in the areas of consumer audio business of car electronics, in which combining the two companies sales would result in the largest share of the world market; consumer multimedia of car electronics, which is a growing field centered on car navigation systems; and home electronics, characterized by the outstanding digitalization of home/portable audio equipment. Under the brand strategies the two firms will engage in a project to implement the plans to create and expand their corporate value by developing new technologies and enhancing the product competitiveness including cost competitiveness.

As for the second step, both companies have started studying concrete plans toward the management integration in conjunction with the Management Integration Study Committee that was established by the two firms.

As the planned integration of management progresses, JVC and Kenwood aim to create and expand each corporate value by respecting the brand products developed by both companies over many years, and by pursuing synergy effect throughout the management operations of both companies.

TRANSLATION - FOR REFERENCE ONLY -

August 10, 2007

Company	Kenwood Corporation
Representative	Kazuo Shiohata, President and CEO (Code 6765; Tokyo Stock Exchange Section1)
Contact	Takaaki Nose, Senior Manager, Public & Investor Relations Office, Corporate Relations Division (TEL: +81-42-646-6724)

Notice of completion of payment and stock acquisition for third party allotment of new shares by JVC and realization of business alliance

Kenwood Corporation (hereinafter referred to as "Kenwood") announced that today it completed payment and stock acquisition for third party allotment of new shares by Victor Company of Japan, Limited (hereinafter referred to as "JVC") upon the resolution of the meeting of the board of directors held on July 24, 2007 and subsequently became the second-largest shareholder in JVC. Both Kenwood and JVC further agreed to the realization of a business alliance between both companies, the details of which are outlined herein.
Conclusion of these actions resulted in the capital and business alliance agreement entered into by both companies on July 24, 2007 coming into effect and both companies commencing specific efforts aimed at cooperation in their business areas.

I. Completion of payment and stock acquisition for third party allotment of new shares by JVC

Today Kenwood completed payment for stock acquisition for third party allotment of new shares by JVC, acquiring stock equivalent to 17.1% of JVC's voting rights through a 20 billion yen investment. This investment is an amount which will not cause JVC to become subject to consolidation and which will not exceed the equity method threshold. In addition to providing support for structural reform and infrastructure development in JVC, Kenwood's investment is also intended to build a stronger strategic capital and business alliance between the two companies - as described below - as well as providing for both companies' creating/enhancing their corporate values through improving their market competitiveness.

Number of acquired shares and status of stock ownership before and after acquisition from issuance of new shares by JVC are as follows;

(1) Number of holding shares prior to change: no share
(Ratio against the number of voting rights of all shareholders: 0.0 %, Number of voting rights: no share)

(2) Number of acquired shares: 61,539,000 shares
(Ratio against the number of voting rights of all shareholders: 17.1%*, Number of voting rights: 61,539 shares)

(3) Number of holding shares after change: 61,539,000 shares
(Ratio against the number of voting rights of all shareholders: 17.1%*, Number of voting rights: 61,539 shares)

* Ratio of the shareholding to the total outstanding shares inclusive of treasury stock is 17.0%

II. Realization of the strategic capital and business alliance

Since the conclusion of the capital and business alliance agreement entered into by both companies on July 24, 2007, both Kenwood and JVC, with the aim of creating/enhancing their corporate values, intend to actively cooperate in specific areas of joint interest with the intention of leading to an early and significant synergy effect for both companies.
Based on the capital and business alliance, the two companies have agreed to commence specific efforts in the areas of the car electronics consumer (audio) business, in which combining the two companies sales would result in the largest market share in the world; the car electronics consumer (multimedia) business, which is a growing field centered on the car navigation systems; and the home electronics business, in which digitalization in home/portable audio equipments is outstanding.
Based on these actions, the two companies intend to position efforts to restructure Japanese specialist manufacturers as a first step, and a significant synergy effect is expected from increased cost competitiveness and product competitiveness as a result of the establishment of a framework allowing effective utilization of economies of scale and resources between both companies. It was agreed that the two companies will set October 1, 2007 as the target date for commencing the business alliance.
Specific implementation plans, their detailed schedules, etc., shall be considered and determined by the Collaboration Committee consisting of the two companies, or its steering committee.

1. Establishment of the joint framework of research and development
By continuing joint development of technological development through joint development by both companies in the fields of navigation engine, multimedia platforms, and home audio, it is intended to strengthen both companies' competitiveness and expansion of such application is thought to bring about optimal early effect of this alliance. In order to effect comprehensive implementation of such efforts, the companies intend to establish a joint venture from October 1, 2007 through equal investment and establishment of a new joint framework of research and development.

2. Mutual promotion of manufacturing services
Together with aiming to improving manufacturing costs and looking to pursue economies of scale through mutual promotion of manufacturing services for car CD/DVD receivers and home audio products, both companies also plan to improve competitiveness through reducing distribution and procurement costs by effecting joint purchasing of parts. This will result in the increased development of complementary supply between both companies in terms of both parts and products.

3. Study of joint development of comprehensive IT infrastructure for design/production throughout the two companies
With the aim of reducing development costs for an IT system and the streamlining of parts procurement, design, and production between both Kenwood and JVC, both companies are continuing to progress in joint development of an IT infrastructure in anticipation of the future commonization of both companies' IT infrastructure.

4. Mutual utilization of intellectual property rights
Both companies agreed to the mutual utilization of each company's intellectual property rights.

III. Future developments (Efforts towards management integration)

Together with efforts aimed at the early creation of synergy results from the strategic capital and business alliance between the two companies, Kenwood shall support JVC in continuing to advance its structural reform by providing experience and knowledge gained from its own efforts in implementing comprehensive structural reforms beginning from 2002. This is in addition to Kenwood's investment in JVC, which is hoped to contribute to JVC achieving the early implementation of management reform.
Both companies plan on achieving stability in their management and performance and in wishing to move onto the second step of the capital and business alliance aim to effect a reorganization of Japan's specialized manufacturers. In studying management integration between both companies, and respecting the brands each company has developed over a long-term period, the two companies will, on an equal footing in spirit, plan to achieve management integration, which is targeted for 2008, to pursue synergies in all aspects of the management of the two companies and to create/enhance their corporate values. To this end the companies will establish a Management Integration Study Committee and continue with more specific studies of these business areas.

IV. Effect of the capital and business alliance on operational results

Although there has yet to be any synergy effect from the capital and business alliance between the two companies on this period's operating forecast following their announcement on May 15, 2007, both companies are making active efforts to ensure that the expected results from the second half of this year in the companies' collaborative areas are met.
Kenwood's payment of 20 billion yen for JVC's third party allotment was effected using a credit line of loans from a certain financial institution which has an existing contractual relationship with Kenwood. Regarding the consolidated financial situation, this investment has resulted in an increase of 20 billion yen in short-term borrowing, with a corresponding increase of 20 billion yen in investment securities.

KENWOOD
Listen to the Future

Investment and Strategic Business Alliance in/with Victor Company of Japan, Limited

Joint Conference

Haruo Kawahara
Chairman
Kenwood Corporation

Juiy 24, 2007

Background and Vision:
Specialized Japanese Manufacturers Poised for Survival

* Intensifying global competition amid waves of digital convergence
* Declining visibility of Japanese consumer electronics industry, especially specialized manufacturers
* Last major event in structural reform of mature industry lies in reform of specialized manufacturers.

First step

Investment in Victor Company of Japan (JPY20 billion)

Second step

Starting consideration of management integration

A historic first step toward realignment of specialized Japanese manufacturers

KENWOOD

Step 1: Equity Investment in Victor Company of Japan (JPY20 billion)

Investment of JPY35 billion committed jointly with Sparx Group
JVC will be a non-consolidated affiliate as Kenwood's stake represents less than an equity-method position.

World's No. 1 position in Car Audio Consumer Business

* Strategic business alliance - to be advanced in Car Electronics and Home/Portable Audio businesses

Supporting Victor's structural reform

* Funding (equity investment) for structural reform
* Advice drawn on Kenwood's experiences in corporate reconstruction

 KENWOOD

Step 1 Both Companies Will Derive Synergistic Effects From Strategic Business Alliance

* **Toward World's No. 1**
  Car Electronics Consumer (Audio) business **will double to a** JPY100 billion scale; a JPY160 billion scale **including Consumer Multimedia and OEM**
* **Alliance in 2/3 of Kenwood's business fields - including** Home/Portable Audio business
* Two companies' significant synergistic effects - Joint development **through** JV, **etc.,** joint materials procurement, mutual manufacturing **outsourcing, cross** licensing



Sales Composition in FY 2006
COM business
Car Electronics Business
Consumer (Audio) Business
Consumer (Multimedia) and OEM Businesses
Home Electronics Business
PLAY USB
CD-12 15:38
Southwest on I-15 S

COM: Communications Equipment

KENWOOD

Step 2: Starting Consideration of Management Integration

* Aiming for management integration on an equal footing - while ensuring business stability of both companies
* Strengthening market initiatives under two representative Japanese brands, and creating/expanding medium- and long-term corporate value

Specialized Japanese manufacturers poised for survival through industry realignment

An example of the form sought by the two companies

Joint Holding Company (Listed on TSE Section 1)

100% — Victor Company of Japan

100% — Kenwood

Victor · JVC
The Perfect Experience

KENWOOD
Listen to the Future

Conclusion

* Reassuring partnership with Sparx Group
* Support from Matsushita Electric Industrial Co., Ltd. as Victor Company of Japan's leading shareholder

The spirit and vision of all interested parties are indeed monolithically united.

We feel highly confident, and thank you.

KENWOOD

Listen to the Future

Disclaimer

Forward-looking statements and charts contained in our documents are based on information currently available to the Kenwood Group. Actual results may significantly differ from projected figures depending various factors.

Exhibit 99.10
Date: May 12, 2008
Publicly released: June 3, 2008

July 24, 2007

Company	Victor Company of Japan, Limited
Representative	Kunihiko Sato, President and Representative Director (Code: 6792; Tokyo and Osaka Stock Exchanges)
Contact	Masaaki Takeda, Director (TEL. +81-45-450-2837)
Company	Kenwood Corporation
Representative	Kazuo Shiohata, President & CEO (Code: 6765; Tokyo Stock Exchange)
Contact	Takaaki Nose, Senior Manager, Public & Investor Relations Office, Corporate Relations Division (TEL. +81-42-646-6724)
Company	SPARX Group Co., Ltd.
Representative	Shuhei Abe, President & CEO (Code: 8739; JASDAQ)
Contact	Masatoshi Fukami, Managing Director (TEL. +81-3-5437-9700)
Company	Matsushita Electric Industrial Co., Ltd.
Representative	Fumio Ohtsubo, President (Code: 6752; Tokyo, Osaka and Nagoya Stock Exchanges)
Contact	Hideaki Kawai, Group Manager, Corporate Financial & IR Group (TEL. +81-6-6908-1121)

NOTICE ON CAPITAL AND BUSINESS ALLIANCE AND MANAGEMENT INTEGRATION FOR FURTHER STUDY, BETWEEN JVC AND KENWOOD AS WELL AS THIRD PARTY ALLOTMENT OF NEW SHARES OF JVC

Victor Company of Japan, Limited ("JVC") and Kenwood Corporation ("KENWOOD"), upon the resolution of the meetings of their respective Boards of Directors held on July 24, 2007, entered into a capital and business alliance agreement, the focal points of which relate to their business cooperation in the areas of car electronics and home/portable audio businesses and the commencement of discussions concerning the integration of their managements.

Notice is hereby given that, on the same day, as described in detail below, each of JVC, KENWOOD and SPARX International (Hong Kong) Limited, an investment management company which belongs to a group of companies headed by SPARX Group Co., Ltd. ("SPARX Group") adopted resolutions for, or affirmed, JVC's issuance of new stock through third party allotments, where allotments of such new stock will be made to, and how the new stock will be subscribed to by KENWOOD and the several investment funds (collectively, the "SPARX Funds") managed by SPARX International (Hong Kong) Limited.

It is expected that, if and when the payment for the new issue of stock is made, JVC's status will change from a consolidated subsidiary of Matsushita Electric Industrial Co., Ltd. ("MATSUSHITA") to an equity-method associated company of MATSUSHITA.

MATSUSHITA, as JVC's largest shareholder, has agreed with JVC, KENWOOD and SPARX that MATSUSHITA will continue to support the discussions concerning the possible integration of JVC and KENWOOD's managements, although MATSUSHITA will not be directly involved in such discussions.

SPARX Group shall not assume any responsibility and liability whatsoever for the contents of this document, except with respect to the information relating to SPARX Group and its affiliated companies.

I. DISCUSSIONS ON CAPITAL AND BUSINESS ALLIANCE AND MANAGEMENT INTEGRATION

1. Reasons for capital and business alliance

(1) JVC's goals relating to capital and business alliance

JVC reported net losses for the past three (3) consecutive fiscal years, including the fiscal year ended March 31, 2007, and its urgent task is to implement fundamental management reforms. It is currently in the process of implementing management reform based on a self-prescribed reconstruction plan which was announced on May 30, 2007. Furthermore, JVC has drawn up an "Action Plan 2007" (*) based on its realization that further steps for even more aggressive management reform are needed in order to ensure an effective managerial overhaul is carried out to survive an increasingly competitive retail market and to regain trust in the equity market.

The purposes of JVC's planned capital increase through third party allotments to KENWOOD and the SPARX Funds are to procure funds for the structural reform and to enhance JVC's equity capital stock, which has been damaged by net losses reported for the past three (3) consecutive fiscal years. Through such a capital increase, it is anticipated that JVC will implement the "Action Plan 2007" announced today and thereby position itself to earn an operating profit during the fiscal year ending March 31, 2008.

The consumer electronics industry is dominated by digital products which require significant capital investment and massive software development processes. In addition, the digitization trend has shortened product development cycles and led to fierce market-share and pricing competition. Finally, the rise of Korean, Taiwanese and Chinese manufacturers has further intensified competition in the global market.

Under such severe market conditions, JVC and KENWOOD have agreed that the planned capital increase through third party allotment will be treated not as a mere transfer of capital, but as a strategy in conjunction with the commencement of cooperation in the car electronics and home/portable audio businesses which both are engaged in, and that they will continue their discussions with the aim of management integration to thrive in an AV market characterized by increasingly fierce competition.

With respect to the business cooperation, which is scheduled to begin in October 2007, under the structure currently contemplated the scale of the combined car electronics business of the two companies will be approximately 160 billion yen, which is expected to lead to an increase in their added value and enhanced market competitiveness through business integration in the areas of development, materials procurement and production, as well as a full exploitation of "economies of scale" and the two companies' human, capital and technological resources.

Further, in order to achieve management integration, which is targeted for 2008, the establishment of a joint holding company will be considered to pursue synergies in all aspects of the management of the two companies and to enhance their corporate value.

Respecting the brands each company has developed over a long-term period, the two companies will, on an equal footing in spirit, plan to make a new start in the AV market under a new management structure and thereby contribute to strengthening the competitiveness of the consumer electronics market as a whole on a global basis.

(2) KENWOOD's goals relating to capital and business alliance

KENWOOD believes that, in mature industries where competition is fierce, M&A and business alliances enable the parties involved to achieve growth at a faster pace than when such parties attempt to grow independently, and therefore constitute effective means of creating/enhancing their corporate values. For this reason, KENWOOD has been reviewing various options for the enhancement of the international competitiveness of the Japanese consumer electronics industry, taking into consideration the possible realignment of the industry.

KENWOOD expects that the capital and business alliance through an investment in an amount which will not cause JVC to become subject to consolidation and which will not exceed the equity method threshold, to be implemented as the first step in accordance with the above-referenced belief, will quickly lead to a significant synergy effect for both companies. In other words, by combining JVC's retail (audio) sales business with KENWOOD's retail (audio) sales business, which constitutes approximately one-half of its overall car electronics business (which in turn produces 60% of the net sales), the scale of such business will double and achieve the largest market share in the world. A significant synergy effect, such as enhanced cost competitiveness, is also expected from the "scale merit" in the multimedia (including automobile navigation and home/portable audio) business through joint development, joint materials procurement and mutual manufacturing services via joint venture, etc.

At the same time, KENWOOD will thoroughly support JVC's prompt management reconstruction by utilizing the experience and know-how which it gained in a structural reform throughout its entire organization, commenced in fiscal year 2002 and successfully completed.

As a second step, KENWOOD will continue exploring measures to be taken in order to ensure that the two companies will achieve stability in their management and performance and integrate their management in the spirit of equality.

(3) SPARX's goal

When making investment decisions for the funds managed by SPARX, SPARX International (Hong Kong) Limited has to date supported various growth strategies implemented by KENWOOD's management. SPARX International (Hong Kong) Limited believes that the planned capital and business alliance between JVC and KENWOOD is one of the measures that will further increase KENWOOD's corporate value in the future, and SPARX International (Hong Kong) Limited will continue to support the strategies of KENWOOD's management and participate in the planned capital increase through the SPARX Funds.

SPARX expects that based on JVC's sharing of KENWOOD's management's past experience and know-how through the planned alliance, the management reform of JVC, which has significant global brand power supported by its superior technical expertise and products, will be accelerated, and JVC's rich potential will be tapped once again.

(4) Reasons for Matsushita's approval

Until recently, MATSUSHITA had supported JVC's independent self-management; however, in connection with its consideration of group growth strategies, it has evaluated many options concerning its capital relationship with JVC. As a result, MATSUSHITA has determined that the optimal path to JVC's speedy recovery and increase in corporate value is for JVC to gain the cooperation of KENWOOD, which has a thorough understanding of the relevant business, to implement the "Action Plan 2007" announced by JVC today, and to commence efforts for business cooperation which takes into consideration possible management integration with KENWOOD. MATSUSHITA has approved the planned capital and business alliance among JVC, KENWOOD and the SPARX Group, and, as JVC's largest shareholder, will in the future oversee JVC's management and business operations for JVC's recovery and provide necessary assistance.

2. Concerning Capital Alliance

JVC will implement a capital increase through third party allotment by issuing its common stock in the amount of 20 billion yen to KENWOOD, and by issuing its common stock in the amount of 15 billion yen to the SPARX Funds in an effort to further enhance its equity capital and to procure funds for its structural reform. For the details of the terms of issue, see
"II. JVC'S ISSUANCE OF NEW SHARES THROUGH THIRD PARTY ALLOTMENT" below.

3. Further discussions on management integration

For the purpose of achieving stability in their management and performance, while respecting each other's brands and in the spirit of equality, JVC and KENWOOD shall commence discussions on the integration of their management as soon as possible. It is anticipated that such management integration may take certain forms, including the form of a joint holding company (which will be listed on the First Section of the Tokyo Stock Exchange), newly established through share for share transfers jointly, which will then own 100% of the stock of the operating companies, JVC and KENWOOD. After the implementation of the capital alliance, these two companies plan to establish a Management Integration Study Committee which will consider the actual methods, schedule, etc., toward the management integration.

4. Details of business alliance

On the target date of October 1, 2007, KENWOOD and JVC shall commence the business alliance with respect to their car electronics and home electronics businesses. Specific implementation plans, their detailed schedules, etc., shall be considered and determined by the Collaboration Committee consisting of the two companies; however, the business alliance is expected to involve the establishment of a joint framework of research and development through a joint venture, etc., mutual promotion of manufacturing services and mutual utilization of intellectual property rights.

II. JVC'S ISSUANCE OF NEW SHARES THROUGH THIRD PARTY ALLOTMENT

1. Purpose of offer of shares issued by third party allotment

The purposes of the new share issue are not only to reinforce the capital base but also to implement structural reform of the current businesses and formulate a means to strengthen the company's ability to achieve better financial results based on a policy of selection and concentration.

The financing is determined in the manner of a third party allotment because JVC believes it is possible to draft a growth strategy for the capital alliance with KENWOOD in addition to procuring necessary funds to implement structural reforms. JVC believes that this third party allotment is the most appropriate manner of financing this effort in the interest of its existing shareholders by striving to increase the overall corporate value of JVC.

2. Amount of capital procured and the use of proceeds

(1) Approximate mount of capital procured (net of expenses)
34,866,000,000 yen

(2) Details of the use of proceeds
It is expected to utilize the proceeds from the third party allotment for structural reforms and realignment on a fundamental basis, more specifically by using 20 billion yen for structural reform and 15 billion yen for the realignment on a fundamental basis.

(3) Scheduled timing for use of proceeds
It is expected that the proceeds will be utilized during the current fiscal year.

(4) Thoughts on the rationale for use of the procured proceeds
By reinforcing its own capital base, which has been damaged by net losses for the past three consecutive fiscal years, JVC believes it possible to further implement management reform. This management reform will, in turn, contribute to the enhancement of shareholder value by increasing its profitability.

3. Results of operational and equity finance metrics in the most recent three fiscal years

(1) Results of operations for the most recent three fiscal years (consolidated basis)

(Millions of yen)

Fiscal Year	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2007
Net sales	840,590	806,399	742,685
Operating profit	10,369	-6,390	-5,656
Recurring profit	7,282	-15,038	-11,695
Net income	-1,857	-30,607	-7,891
Net income per share (yen)	-7.71	-120.50	-31.07
Dividend per share (yen)	5	0	0
Net assets per share (yen)	622.55	536.61	515.22

(2) Number of outstanding shares and number of potential shares in the current situation

Category	Number of Shares	Ratio to the outstanding

		shares
Number of shares allotted	254,230,058 shares	100%
Number of potential shares at the current conversion or exercise price	- shares	- %
Number of potential shares at the lowest conversion or exercise price	- shares	- %
Number of potential shares at the highest conversion or exercise price	- shares	- %

(3) Equity finance at this time

New share issue upon third party allotment

Issue date	August 10, 2007
Amount of funds procured	35,000,225,000 yen
Number of outstanding shares at the time of offering	254,230,058 shares
Number of potential shares at the time of offering	N.A.

(4) Equity finance implemented during the past three years, etc.

N.A.

(5) Recent share prices

Closing Price of Fiscal year ended March 31, 2005	827 yen
Closing Price of Fiscal year ended March 31, 2006	685 yen
Closing Price of Fiscal year ended March 31, 2007	615 yen
Average Closing Price of the past three fiscal months ended July 23, 2007	464 yen

4. Major shareholders and the shareholding ratio after the offering

(the ratio of the shareholding to the total outstanding shares)

Before the offering (As of March 31, 2007)		After the offering	
Matsushita Electric Industrial Co., Ltd.	52.4%	Matsushita Electric Industrial Co., Ltd.	36.8%
Bank of New York GCM Client Accounts E ISG. (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	7.5%	Kenwood Corporation	17.0%
The Dai-ichi Mutual Life Insurance Company	2.8%	HSBC Fund Services SPARX Asset Management Corporated	6.6%
The Master Trust Bank of Japan, Ltd.	2.6%	HSBC Fund Services SPARX Asset Management Limited US Client	6.2%
Japan Trustee Services Bank, Ltd.	2.1%	BANK OF NEW YORK GCM	5.3%

		CLIENT ACCOUNTS E ISG (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	
MORGAN STANLEY & CO. INC (Standing proxy: Morgan Stanley Japan Securities Co., Ltd.)	1.6%	The Dai-ichi Mutual Life Insurance Company	2.0%
BNP PARIBAS LONDON BRANCH FOR BNPPPB EVOTOK (Standing proxy: HSBC Investments (Japan) K.K.)	1.2%	The Master Trust Bank of Japan, Ltd.	1.8%
Daiwa Securities SMBC Co. Ltd.	1.1%	Japan Trustee Services Bank, Ltd.	1.5%
CGML-LONDON EQUITY (Standing proxy: Citibank N.A., Tokyo Branch)	0.8%	MORGAN STANLEY & CO. INC (Standing proxy: Morgan Stanley Japan Securities Co., Ltd.)	1.1%
Sumitomo Mitsui Banking Corporation	0.7%	BNP PARIBAS LONDON BRANCH FOR BNPPPB EVOTOK (Standing proxy: HSBC Investments (Japan) K.K.)	0.8%

5. Effect of the capital and business alliance on the operational results of JVC

The effect of the structural reforms via the financing has been reflected in an amended profit forecast of JVC announced today.

6. Rationale of terms for the issue

(1) Basis for calculation of issue price
An issue price of 325 yen per share was calculated by taking 361 yen per share, which was the closing price (regular way) of shares on the Tokyo Stock Exchange as of the most recent trading date immediately prior to the date of resolution of the board of directors of JVC with regard to the new share issue, multiplied by 90%. Considering the substantial capital injection in the amount of 35 billion yen, that level of discount is believed to be reasonable.

(2) Reason why the number of newly issued share and size of the dilution is reasonable
The planned new share issue by way of a third party allotment will give rise to a 42.4% dilution in the value of the current number of outstanding shares. While the new share issue via third party totals 35 billion yen, the average amount of shares traded per day was 1.4 billion yen over the past one (1) year. JVC believes implementation of further management reforms is required given a fiercely competitive retail environment and the need to regain trust in the equity market.

7. Reasons for the selection of the companies to be allotted (allottees)

(1) Outline of the allottees

1. Name of the allottee	Kenwood Corporation
2. Principal business	Manufacture and sale of products related to car-electronics, communications and home-electronics, and all businesses to

	which are incidental or related.		
3. Date of incorporation	December 21, 1946		
4. Address	2967-3, Ishikawa-machi, Hachioji-shi, Tokyo		
5. Representative	Kazuo Shiohata, President & CEO		
6. Capital	Approximately 11,059 million yen		
7. Outstanding shares	367,524,995 shares		
8. Net asset	39,066 million yen (Consolidated)		
9. Total asset	111,220 million yen (Consolidated)		
10. Fiscal year	March 31		
11. Employee number	4,483 (Consolidated)		
12. Major customers	DENSO CORPORATION Fuji Heavy Industries Ltd. Honda Access Corp.		
13. Major shareholders and holding ratio	HSBC Fund Services SPARX Asset Management Co., Ltd. (10.41%) HSBC Fund Services SPARX Asset Management Limited US Client (7.65%) Resona Bank, Ltd.(3.73%) The Master Trust Bank of Japan, Ltd., (Trust Account) (1.99%) Bank of New York GCM Client Accounts EISG (1.69%) (As of March 31, 2007)		
14. Major bank of account	Resona Bank, Ltd. Mitsubishi UFJ Trust and Banking Corporation Sumitomo Mitsui Banking Corporation The Sumitomo Trust and Banking Co., Ltd. The Chuo Mitsui Trust and Banking Company, Limited.		
15. Relationship between JVC and the allottee	Capital relation	N.A.	
	Trading relation	N.A.	
	Personnel relation	N.A.	
	Related party or not	N.A.	
16. Operational results in the most recent thee fiscal years (Consolidated, million yen)			
Fiscal year	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2007
Net sales	181,112	183,616	169,194
Operating profit	7,061	8,686	5,617
Recurring profit	4,696	4,886	2,339
Net income	4,836	6,104	1,586

Net income per share (yen)		16.79	17.16	4.32
Dividend per share (yen)		3.00	2.00	2.00
Net assets per share (yen)		66.29	101.97	106.46
1.	Name of the allottee	1. SPARX Japan Value Creation Fund, L.P. 2. SPARX Japan Value Creation Fund II - Fund V1 3. SPARX Japan Value Creation Fund (Fund V1N) 4. SPARX Japan Value Creation Fund II (Bermuda) (Class VCI-A Shares) 5. SPARX Japan Value Creation Fund II 6. SPARX Japan Value Creation Fund III (Bermuda) (Class VCI-B Shares) 7. SPARX Japan Value Creation Fund II Master (Bermuda) (Class VCI-M Shares) 8. SPARX Japan Value Creation Investors Fund, L.P.		
2.	Jurisdiction etc.	1. LLC/United States 2. Unit trust / Cayman 3. Unit trust / Cayman 4. Mutual fund/ Bermuda 5. Unit trust/Cayman 6. Mutual fund / Bermuda 7. Mutual fund/Bermuda 8. LLC/United States		
3.	Location of administrator	1, 8: 360 Madison Avenue, 24th Floor, New York, NY 10017, USA 2, 3, 4, 5, 6, 7: 6 Front Street, Hamilton HM 11, Bermuda		
4.	Asset Manager(*)	SPARX International (Hong Kong) Limited (6th Floor, ICBC Tower, 3 Garden Road, Central, Honk Kong)		
5.	Total amount of capital	Approximately 164.0 billion yen (Aggregate amount of net asset value of 1 through 8 above as of June 30, 2007)		
6.	Relationship between JVC and the allottee	Shares of the allottee held by JVC	0 shares	
		Shares of JVC held by the allottee	0 shares	

(Note) All negotiations and investment decisions at the time of third party allotments above were made by the Asset Manager, but not through each of the operating partners of the funds.

(Reference): Outline of SPARX Group
SPARX Group is a holding company whose headquarter office is located in Tokyo and which owns SPARX Asset Management Co., Ltd., SPARKS Securities Co., Ltd. and SPARX Capital Partners Co., Ltd. and other overseas subsidiaries in New York, London, Hong Kong, etc. It was established in 1989, and the group's total assets under management (as of June 30, 2007, on a provisional basis) is 1,849.4 billion yen.

(2) Reasons for the selection of allottees
KENWOOD was selected as one of the allottees in the context of management reconstruction of JVC for the reasons of expected synergies toward strengthening cost competitiveness, etc., based on economies of scale to be achieved by joint development, joint procurement of raw materials and

mutual manufacturing services with KENWOOD in the fields of mobile navigation, home/portable audio and other aspects of multimedia. Further, combining the past experience and know-how of KENWOOD's management with JVC through this alliance, as expected by SPARX, will accelerate the management reform of JVC and tap the latent potential of JVC in a way that increases its corporate value. Given the substantial amount of financing needed–35 billion yen at this time–SPARX International (Hong Kong) Limited has been selected as one of the allottees.

(3) Holding policy of allottees

KENWOOD plans to hold the JVC's shares on a long-term basis so as to achieve the enhancement of corporate value of both companies through a capital and business alliance with JVC.

SPARX has a principle of making investment decisions based on its fundamental policy of maximizing shareholder value of the companies in which it invests pursuant to its fiduciary duty as an investment manager, while seeking enhancement of corporate value and considering the interests of stakeholders, including employees and trade counterparties.

(Annex): Terms of issue

(1) Number of new shares to be issued:	107,693,000 shares of common stock
(2) Issue price:	325 yen per share
(3) Aggregate amount of issue price:	35 billion yen
(4) Amount to be incorporated in capital:	162.5 yen per share
(5) Aggregate amount to be incorporated in capital:	17.5 billion yen
(6) Subscription date:	August 10, 2007
(7) Payment date:	August 10, 2007
(8) Delivery date of new share certificates:	August 25, 2007 (Scheduled)

(9) Allottees and numbers of shares to be allotted:

Kenwood Corporation	61,539,000 shares
SPARX Japan Value Creation Fund, L.P.	22,378,000 shares
SPARX Japan Value Creation Fund II-Fund V1	1,436,000 shares
SPARX Japan Value Creation Fund (Fund V1N)	7,690,000 shares
SPARX Japan Value Creation Fund II (Bermuda) (Class VCI-A Shares)	1,570,000 shares
SPARX Japan Value Creation Fund II	2,223,000 shares
SPARX Japan Value Creation Fund III (Bermuda) (Class VCI-B Shares)	3,679,000 shares
SPARX Japan Value Creation Fund II Master (Bermuda) (Class VCI-M Shares)	5,522,000 shares
SPARX Japan Value Creation Investors Fund, L.P.	1,656,000 shares

8. Schedule of the capital increase

July 24, 2007	Resolution of board of directors on issuance of new shares
July 24, 2007	Filing of the securities registration statement
July 24, 2007	Execution and delivery of certain subscription agreement
August 9, 2007	Expected effective date of the securities registration statement
August 10, 2007	Subscription date, Payment date
August 10, 2007	Capital increase date

III. CHANGE IN PARENT COMPANY AND MAJOR SHAREHOLDERS OF JVC

1. Background of the change

A change in the parent company and major shareholders of JVC is set to occur as a result of the capital increase to be closed on August 10, 2007, which is the payment date.

2. Name of the relevant shareholders, etc.

(1) Company which is no longer a parent company but remaining as a major shareholder

Name	Matsushita Electric Industrial Co., Ltd.
Head office	1006, Kadoma, Kadoma City, Osaka
Representative	Fumio Ohtsubo, President
Principal business	Manufacture and sale of electronic and electrical products, etc.

(2) Companies to become a major shareholder as a result of this third-party allocation

Name	KENWOOD CORPORATION
Head office	2967-3, Ishikawa-machi, Hachioji-shi, Tokyo
Representative	Kazuo Shiohata, President and CEO
Principal business	Manufacture and sale of products related to car-electronics, communications and home-electronics, and other businesses incidental thereto.

3. Number of voting rights (number of holding shares) and ratio against the total number of voting rights (ratio against the total number of issued shares) of the relevant shareholders before and after the change

Matsushita Electric Industrial Co., Ltd.	Number of voting rights (Number of shares held)	Ratio against the number of voting rights of all shareholders	Rank among major shareholders
Before the change (As of March 31, 2007) (Note 1)	133,227 votes (133,227,330 shares)	52.7 %	1st
After the change (Note 2)	133,227 votes (133,227,330 shares)	36.9 %	1st

KENWOOD CORPORATION	Number of voting rights (Number of holding shares)	Ratio against the number of voting rights of all shareholders	Rank in major shareholders
Before the change (As of March 31, 2007)	- votes (- shares)	- %	-
After the change (Note 2)	61,539 votes (61,539,000 shares)	17.1 %	2nd

(Note 1):Total number of shares is calculated by "Number of outstanding shares" (254,230,058 shares) minus "Treasury Stock as of March 2007" (281,000 shares) minus "Shares not constituting Unit as of March 2007" (953,058 shares).

(Note 2): Total number of shares is calculated by "Number of outstanding shares" (361,923,058 shares) minus "Treasury Stock as of March 2007" (281,000 shares) minus "Shares not constituting Unit as of March 2007" (953,058 shares).

IV. IMPACT OF THE CAPITAL AND BUSINESS ALLIANCE ON THE FINANCIAL FORECASTS OF JVC, KENWOOD AND MATSUSHITA

With respect to JVC, the revised financial forecast for this fiscal year announced today reflects the impact of the structural reforms to be implemented via effective use of the funds to be procured as described above.

With respect to KENWOOD, because the specific business cooperation through the planned capital and business alliance will commence from October 2007, this fiscal year's financial forecast announced on May 15 will not be revised; however, it shall make further considerations in order to realize the expected results as soon as possible.

KENWOOD plans to make a payment of 20 billion yen using a credit line of loans from a certain financial institution which has an existing contractual relationship with KENWOOD.

With respect to the revision of MATSUSHITA's financial forecast, please refer to the "Matsushita Revises Fiscal 2008 Financial Forecast" announced today.

END